Form 20-F
period 2010-12-31
GALAXY STRATEGY & COMMUNICATIONS INC.
filed 2011-02-28
CIK 1491521

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________

For the transition period from _________________ to

Commission file number _____________________________________________________________________

GALAXY STRATEGY & COMMUNICATIONS INC.

(Previously CALENDAR PROFITS LIMITED)

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit 202, 2/F Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong

(Address of principal executive offices)

Qiang Wu, Unit 202, 2/F Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong
Tel. 852-2332-0661, Fax 852-2332-0304

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares

(Title of Class)

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  2,500,000 ordinary shares with no par value.

Indicate by check mark if the registrant is a well-known season issuer, as defined in Rule 405 of the Securities Act. ☐  Yes     ☒  No

If this report is an annual or  transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.      ☐  Yes      ☐  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filed, an accelerated filer, or a non-accelerated filed.  See definition of “accelerated filer and large accelerated filer”) in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If   “Other”  has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17☐       Item 18☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes     ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 1, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes     ☐ No

Pursuant to General Instruction E(a) of Form 20-F, this annual report filed under the Securities Exchange Act of 1934 includes the information specified in Part I, II and III.

Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

PRELIMINARY NOTE

Foreign Private Issuer:  Galaxy Strategy & Communications Inc. (hereinafter referred to as “we” or the “Company”) is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934.  As a result, we are eligible to file this annual report on Form 20-F and to file interim reports on Form 6-K.

International Financial Reporting Standards: Our financial statements and the related notes have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the Company’s financial statements for the years presented. References to “IFRS” hereafter should be construed as reference to IFRS as issued by the IASB.

Currency:  The Company’s functional and currency is the United States dollar.  All references in this annual report to “$” refer to United States dollars.

Forward-Looking Information: This annual report contains “forward-looking statements.” Such forward-looking statements are subject to important risks, uncertainties and other factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in this annual report, which could cause actual results to differ materially from those stated in the forward-looking statements.  Any statements in this annual report that are not statements of historical or current facts or conditions may be deemed “forward-looking” statements.  Forward-looking statements often may be identified by terminology such as “intend,” “should,” “would,”  “expect,” “may,” “plan,” “anticipate,”  “continue,” “believe,” “estimate,” “project,” “predict,” and the negative and variations of such words and comparable terminology.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment concerning future events, the risks and uncertainties involved in such forward-looking statements may cause actual results, performance and achievements to differ materially from any estimates, predictions, projections or plans about future events.  Statements containing forward-looking information are necessarily based upon a number of factors and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to significant business and economic risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statements are based.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

A.  Our directors and senior management are:

Qiang Wu, CEO and Director.  Unit 202, 2/F Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong.  Mr. Wu has served as CEO and director of the Company since March 20, 2010.

B.  Our legal advisers are Blank Rome LLP, 405 Lexington Avenue, New York, NY 10174.

C.  Our auditors during the three fiscal years ended December 31, 2010 are: UHY Vocation HK CPA Limited, 3/F Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A. Selected financial data:  The following table presents selected financial data for the three most recent financial years ended December 31, 2010.

Selected Financial Data	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008
Revenues	$126,955	$6,000	$-
Operating Income (loss)	$3,408	$1,300	$(650)
Net Income (loss)	$3,408	$1,300	$(650)
Income (loss) per share -	$0.0014	$43	$(22)
Total Assets	$161,676	$6,000	$-

The official currency of the British Virgin Islands is the United States dollar.  The Company’s functional currency is the United States dollar.  Therefore, a description of the exchange rate between the British Virgin Islands and United States dollar is not applicable.

B. Capitalization and indebtedness: This item is not required on an annual report.

C. Reasons for the offer and use of proceeds.  Not applicable.

D. Risk Factors.  An investment in the Company’s securities involves a high degree of risk. An investor should carefully consider the risks described below as well as other information contained in this annual report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our securities could decline, and an investor may lose all or part of his or her investment.

Risks Related to our Business

We have a limited operating history upon which an evaluation of our prospects can be made.

We were formed on January 12, 2000 and have had only limited operations since our inception upon which to evaluate our business prospects. We have generated minimal revenues to date. As a result, an investor does not have access to the same type of information in assessing his or her proposed investment as would be available to purchasers in a company with a history of prior operations. We face all the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with conducting operations, including capital requirements and management’s potential underestimation of initial and ongoing costs. We also face the risk that we may not be able to effectively implement our business plan. If we are not effective in addressing these risks, we may not operate profitably and we may not have adequate working capital to meet our obligations as they become due.

We have had limited profitability and we may not be able to achieve meaningful profitability in the future.

From the date of inception through December 31, 2010, we have accumulated profits of $3,458 based on a limited scope of operations.  There can be no assurance that we will achieve meaningful profitability in the future as we attempt to expand our business. If we are not profitable and cannot obtain sufficient capital we may have to cease our operations.

We will need additional financing to execute our business plan and fund operations, and such additional financing may not be available on reasonable terms or at all.

We have limited funds. If we do not raise additional capital we will not be able to execute our current business plan, expand our consulting services and fund business operations long enough to become cash-flow positive or to achieve profitability. Our ultimate success may be affected by our ability to raise additional capital. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.  We will be required to pursue sources of additional capital through various means, including debt or equity financings. Future financings through equity investments will be dilutive to existing stockholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, and the issuance of warrants or other convertible securities, which will have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition and results of operations.

Our ability to obtain needed financing may be impaired by such factors as the weakness of capital markets, both generally and specifically in the renewable energy industry, and the fact that we have not been profitable, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, if any, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Our future success is dependent upon our ability to compete in providing consulting services.

In our consulting business, there is intense competition among consultants, including individuals and large and small entities, for consulting clients in China.  Many of these competitors have substantially greater financial and marketing resources than we do, stronger name recognition, and longer-standing relationships with our target clients.  Our future success is dependent upon our ability to compete and our failure to do so could adversely affect our business, financial condition and results of operation.

We are subject to the risk that we may not be compensated for our services since we generally receive fees only if our clients’ transactions are completed.

We generally structure our fees for services as success fees.  As a result, we receive revenue only if our clients’ transactions are completed.  The completion of our clients’ transactions are subject to many risks outside of our control, such as their ability to enter into definitive agreements on terms acceptable to them, general economic conditions in China and internationally and changes in political, economic and regulatory policies in China.  In addition, we may incur substantial expenses in connection with a client engagement for which we may not be reimbursed if a client’s transaction is not completed.  Failure of our clients to complete their transactions could adversely affect our operating results.

Additionally, because our clients’ transactions are often lengthy processes, and could take at least three to 12 months to complete, our operating results are expected to fluctuate significantly due to potential fluctuations in the number and size of transactions completed in any operating period and our cash flows will be negatively impacted by delays in completion of the transactions.

Our operating results may fluctuate.

Our operating results are dependent on a number of factors, many of which are outside our control, including (i) the general economic conditions in China and the world, (ii) the competition in the market place, (iii) our ability to obtain necessary additional financing to maintain a continuous operation, and (iv) the size, number and length of any service contracts we enter into.

We may not be able to effectively control and manage our growth, which would negatively impact our operations.

If our business and markets grow and develop it will be necessary for us to finance and manage expansion in an orderly fashion. We may face challenges in managing expanding service offerings and in integrating any acquired businesses with our own. Such eventualities will increase demands on our existing management, workforce and facilities. Failure to satisfy increased demands could interrupt or adversely affect our operations or cause administrative inefficiencies.

We are dependent upon key personnel whose loss may adversely impact our business.

Our future business and results of operations depend in significant part upon the continuing contribution of Mr. Qiang Wu, our CEO and Director.  We expect to rely on Mr. Wu for client referrals and client services.  Mr. Wu currently devotes substantially all of his time to our business.  If Mr. Wu ceases to be employed by us, we may have difficulty finding a suitable replacement with equal leadership and industry experience, and our business would suffer because we will not have the leadership needed to capitalize on market opportunities and to direct our growth, leading to a possible decrease in revenues and inappropriate capital investments in projects that may not benefit our long-term growth.

We will be subject to certain requirements of the Sarbanes-Oxley Act of 2002 and the related rules and regulations adopted by the Securities Exchange Commission pursuant to that Act.  If we are unable to comply timely with such requirements or if the costs of compliance are too great, our profitability, the market price of our ordinary shares, and our results of operations and financial condition could be materially adversely affected.

The requirements, rules and regulations to which we will be subject include: Chief Executive Officer/Chief Financial Officer certifications of disclosure in periodic reports and registration statements under the Securities Act of 1933; disclosure regarding conclusions of evaluation of disclosure controls and procedures and internal control of financial reporting; conditions for use of non-GAAP financial measures; disclosure in Management’s Discussion and Analysis of certain off-balance sheet arrangements and aggregate contractual arrangements; disclosure of whether or not we have an audit committee financial expert who is independent and experienced, and if not, why not; disclosure of whether or not we have adopted a written code of ethics for our chief executive officer and senior financial officers, and if not, why not.  The requirements will involve substantial additional time and effort by our Chief Executive Officer and additional time, effort and expense for our auditors and counsel, as well as for us, all of whom will be subject to potential liabilities for failure to comply with the requirements and some of whom may be unwilling or unable to satisfy the requirements.

Risks Related To Doing Business In the People’s Republic of China

The PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Any changes in such PRC laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, and the enforcement and performance of our arrangements with clients in the PRC in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings.  These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses.

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of the PRC, which could reduce the demand for our services and adversely affect our business and prospects.

We generate all of our revenues from clients which conduct substantially all of their operations in the PRC. Accordingly, our clients’ business, financial condition, results of operations and prospects will be affected significantly by changes in the PRC’s economic, political and legal systems in the PRC, which affects our prospects and operations.

Since 1978, the PRC has been one of the world’s fastest-growing economies in terms of gross domestic product, or GDP growth. We cannot assure you, however, that such growth will be sustained in the future. If, in the future, the PRC’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries.

Our ability to implement our business plan is based on the assumption that the Chinese economy will continue to grow. The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot assure you that changes in the PRC’s economic, political or legal systems will not detrimentally affect our business, prospects, financial conditions and results of operations.

Deterioration of the PRC’s political relations with the U.S., Europe, or other nations could make Chinese businesses less attractive to Western investors which could reduce the demand for our services.

The relationship between the U.S. and the PRC is subject to sudden fluctuation and periodic tension. Changes in political conditions in the PRC and changes in the state of Sino-foreign relations are difficult to predict and could materially adversely affect our operations or cause potential clients to be less interested in our services. This could lead to a decline in our profitability. Any weakening of relations between the U.S., Europe, or other nations and the PRC could have a material adverse effect on our operations or our ability to raise additional capital.

Risks Related to our Ordinary Shares

There is no trading market for our ordinary shares and as a result investors may not be able to sell our ordinary shares.

There is no active trading market for our ordinary shares and there may never be such market for our ordinary shares. Although we intend to seek to have a broker-dealer apply for quotation of our ordinary shares on the OTC Bulletin Board (“OTCBB”) after effectiveness of this annual report, there can be no assurance we will be able to identify a broker-dealer to file the necessary documents with the Financial Industry Regulatory Authority to obtain such quotation or that any such application will be approved. If our ordinary shares are not quoted on the OTCBB, we expect that our ordinary shares may be quoted and traded from time to time on the Pink Sheets. Such Pink Sheet quotations and trading may be limited or sporadic and our shareholders may have difficulty in selling their shares in such an illiquid market. In the absence of an active trading market, an investor may have difficulty buying and selling or obtaining market quotations, the market visibility for our stock may be limited, and the lack of visibility for our ordinary shares may have a depressive effect on the market price for our ordinary shares.

Our ordinary shares are considered a “penny stock” under SEC rules, which limits the market for our shares and our ability to raise capital in an equity offering of our securities.

Unless our ordinary shares become listed on a national securities exchange or have a minimum bid price of $4.00 per share our ordinary shares will continue to be considered a “penny stock,” as defined in Rule 3a51-1 of the Securities Exchange Act of 1934.  SEC rules impose additional specific disclosure and other requirements on broker-dealers effecting transactions in penny stocks, which rules may reduce the market liquidity for our shares.

 The Securities and Exchange Commission has adopted Rule 15g-9 for transactions in penny stocks which requires that:
In order to approve a person's account for transactions in penny stocks, the broker or dealer must:
•      obtain financial information and investment experience objectives of the person; and
•      make a reasonable determination that transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.
The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:
•      sets forth the basis on which the broker or dealer made the suitability determination;
•      that the broker or dealer received a signed, written agreement from the investor prior to the transaction; and
•      the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

Disclosure also has to be made about: the risks of investing in penny stocks in both public offerings and in secondary trading; the commissions and other compensation payable to both the broker-dealer and the registered representative in connection with the penny stock transaction; current quotations for the penny stocks and other information relating to the penny stock market; and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

If a market for our ordinary shares develops, there is a significant risk that our stock price may fluctuate dramatically which may negatively impact an investor’s investment in our ordinary shares.
Although our ordinary shares have been approved for quotation on the over-the-counter bulletin board, no trading in our ordinary shares has occurred.  Since our ordinary shares are not currently eligible for trading through the Depository  Trust Company’s Fast Automated Securities Transfer program, we expect trading, if it develops, to remain limited until such time, if even, that all shares are eligible for trading in such program.  If a market for our ordinary shares develops, there is a significant risk that our stock price may fluctuate dramatically in the future in response to any of the following factors, some of which are beyond our control including:

▪	changes in our industry;

▪	competitive pricing pressures;

▪	our ability to obtain working capital;

▪	additions or departures of key personnel;

▪	limited “public float” in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our ordinary shares;

▪	sales of our ordinary shares;

▪	our ability to execute our business plan;

▪	operating results that fall below expectations;

▪	loss of any strategic relationship;

▪	economic and other external factors; and

▪	period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ordinary shares.

Our five largest shareholders, including our CEO, own approximately 84.9% of our outstanding ordinary shares and 84.9% of our voting securities.

As of the date of the filing of this annual report, our five largest shareholders, including Mr. Wu, our CEO and a director, own approximately 84.9% of our outstanding ordinary shares and 84.9% of our voting securities.  As a result, these shareholders will control the elections of our board of directors and all other matters submitted to a vote of the Company’s shareholders. Such concentration of share ownership may have the effect of discouraging, delaying or preventing a change in control of the Company.

On February 25, 2011, we issued 500,000 preferred shares to all of our existing shareholder of ordinary shares, based on a ratio of 1 preferred share allotted to every 5 ordinary shares held on that day.  As of February 28, 2011, we have 500,000 preferred shares outstanding. The preferred shares vote together with the ordinary shares on all matters as to which our shareholders are entitled to vote. Each preferred shares is entitled to 100 votes. On February 28, 2011, the preferred shares were entitled to an aggregate of 50,000,000 votes, or 95.24% of the total votes that may be cast by our shareholders. Our holders of preferred shares may change in the future and may have conflicting interests with the holders of our ordinary shares and may vote in a different manner than the the holders of our ordinary shares.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our ordinary shares.

We have never paid cash dividends on our ordinary shares and do not anticipate doing so in the foreseeable future. The payment of dividends on our ordinary shares will depend on earnings, financial condition and other business and economic factors affecting us that our Board of Directors may consider relevant. If we do not pay dividends, our ordinary shares may be less valuable because a return on an investor’s investment will only occur if our stock price appreciates.

Your ability to bring an action against us or against our director and officer, or to enforce a judgment against us or him, will be limited because we conduct substantially all of our operations in Hong Kong  and because our director and officer resides outside of the United States.

Your ability to bring an action against us or against our director and officer, or to enforce a judgment against us or him, will be limited because we conduct substantially all of our operations in Hong Kong and because our director and officer resides outside of the United States.

Item 4.  Other Information

A. History and Development of the Company
Galaxy Strategy & Communications Inc. is a limited liability company incorporated on January 12, 2000 under the laws of the British Virgin Islands as Calendar Profits Limited.  The address and phone number of the Company are Unit 202, 2/F Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong, 852-2821-3373.

The Company is a development stage company engaged in providing advice on products, branding and communications, public relations, financial and other consulting services.   Given the business nature being a consulting and advisory, we do not have any capital expenditure or major physical assets.  Our business is not regulated by any PRC or BVI regulators, and therefore we do not need to apply or maintain any particular industry qualification license.  In 2009, we completed a project where we advised a PRC manufacturer, based in central China, in its fund raising activities in the US, and we provided advice on matters such as how to make effective presentations, how to understand and address questions raised by various parties during the process, and how to describe the current events in China.

During the 4th quarter of 2010, our business continued its development momentum, and we also managed to collect and receive additional fee revenue and as a result our 2010 annual revenue achieved significant growth compared to 2009.

On February 25, 2011, the Company changed its name to Galaxy Strategy & Communications Inc. by shareholder approval.  On the same day, our shareholders approved certain amendments to our Memorandum and Articles of Association to provide that the Board of Directors may allow for the issuance of preferred shares as discussed further in Item 9, below.

On November 18, 2010, the Company acquired Strategy & Communications (Hong Kong) Group Limited, a wholly-owned subsidiary organized in Hong Kong, as an intermediate holding company for the purpose of conducting its business in China.  Currently this subsidiary has no operations, office, assets, liabilities, contractual relationship, clients or other business activities of its own.

On February 25, 2011, our director approved an issuance of 500,000 Preferred Shares pro rata among the current holders of our Ordinary Shares as of the same day on the basis of 1 Preferred Share for every 5 issued Ordinary Shares.  The rights, powers, preferences and privileges of our preferred shares are described in Item 9.

B. Business Overview

The Company is engaged in the business of providing advice on products, branding and communications, public relations, financial and other consulting services.  The Company helps various Chinese clients in business strategies and branding analysis and provides independent advice to clients on matters such as product growth strategy, how to present a positive corporate image, how to effectively communicate with outside parties, how to build a brand in the market place, and public relations.  Through management’s network of people and contacts, the Company introduces clients to potential business collaborators and advises on government relations.  Additionally, we advise on financial strategy such as initial public offerings (“IPOs”), pre-IPO financing, post-financing matters, financial officer placement, and managing the relationship between a client’s financial officer and other officers.  In the above financial transactions, we do not necessarily advise on all the related issues, rather,  we provide advice only in selected areas where we believe that we can add value.

Generally, we only charge success fees to be received upon completion of our clients’ transactions.  We believe this approach creates trust in existing and potential clients.  In performing our work to our clients, we often seek third parties advice from our network of experts such as investment bankers, lawyers, accountants and valuation experts.  Our practice is to structure our arrangements with these third party experts to compensate them upon consummation of our own service to our clients and our receipt of our success fee.  We believe our network of outside professional contacts as a key asset of our practice.

Since the Company’s inception, we have had discussions with at least a dozen potential Chinese clients, although we did not generate any revenues until 2009.  In the past years, we focused on building our network and relations in the market place by working with various parties.  We have sought to obtain client engagements through recommendations and referrals from our officer’s contacts and their attendance at trade shows and conferences.  We promote our Company and our service capability mainly through our networking and reputation and image of our key personnel.  We have not engaged in any other marketing or sales activities.

Our strategy is to continue to develop our network of business contact and pursue suitable business transactions for our Chinese clients.  We do not intend to be a generalist to every potential client, rather, we intend to add value where we have unique skill sets, leveraging our relationship.  Our strategy is to continue to close transactions to further build our credentials in the coming year.

As of the date of this report, we have expanded our staff to six full time personnel, including Qiang Wu, our Chief Executive Officer, who now devotes substantially all of his business time to our operations.  We intend to further increase our staffing in 2011. We plan to add more professionals who have significant prior experience in business and consulting services to Chinese clients, including hiring a supervisor for our Beijing office upon or receipt of approval to open the office.  We may also engage professionals as third-party consultants on our projects, and eventually bring them as our full time employees as business volume grows.  We are also involved in discussions with two individuals who we expect will join our Board of Directors in 2011.

We are seeking to increase the completion rate of our potential transactions by focusing on the types of transactions which are expected to provide a higher rate of success.  We intend to conduct further analysis to determine which transactions have a higher chance of completion and, therefore, revenue to be recognized by us.

By the middle of 2011, we expect to raise additional funds from investors to support our proposed business expansion plans.

We operate in a competitive environment among other companies offering similar or identical services to the Chinese market.  Many of our competitors are larger with more established businesses than us and have substantially greater resources than we do.

C. Organizational Structure

The Company does not have a parent.  On November 18, 2010 the Company acquired Strategy & Communication (Hong Kong) Group Limited, a subsidiary organized under the laws of Hong Kong.

D. Property, Plants and Equipment

The Company does not own any property, plants or equipment.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects.

A.  Operating results.

Revenue

Our 2010 revenues were $126,955, compared to $6,000 in 2009.  This increase was due to the increase in the advisory services we provided and earned from our clients during 2010.  We continued to build our business through relationship building and referrals during the year and made good progress in landing new clients.   We also increased client awareness through our market presence, active promotion and networking for our services and expanding our contacts and referral resources to various potential partners and clients.

Cost of sales

Our 2010 cost of sales were $81,090, compared to none in 2009.  Our cost of sales represented cost of performing our services to our clients and fees paid to our referral partners and consultant for either referring clients to us or providing services for our clients at our request.  We sometimes engage third-party consultants, such as financial experts, to assist us in providing our services to our clients.  As our activities grew during 2010, cost of sales increased.

Gross profit

Our gross profit was $45,865 in 2010, compared to $6,000 in 2009.

Operating expenses

Our operating expenses were $42,457 in 2010, compared to $4,700 in 2009.  Operating expenses consisted primarily of the professional fees paid for legal, accounting and other necessary filing expenses related to being a reporting company in the United States, as well as other general administrative expenses.  As our business activities grew, our operating expenses will grow accordingly.

Operating income

Our operating income was $3,408 in 2010, compared to $1,300 in 2009.

Income taxes

We do not pay income taxes as there are no income taxes under BVI law.

Net income

Our net income was $3,408 in 2010, compared to $1,300 in 2009, an increase of 162%.

B.  Liquidity and capital resources.

To date our operations have generated negative operating cash flows.  We obtained a shareholder loan of $50,000 during 2010 which, together with operations, provided sufficient cash resources to our business operations.

We have also generated capital by issuing our ordinary shares to outside investors.

As of December 31, 2010, we had $65,522 of cash and cash equivalents.  We will require additional cash over the next 12 months to fund anticipated expanded operations.  By the middle of 2011, we expect to receive additional funds from investors to support our proposed business expansion plans.

As of December 31, 2010, our accounts receivable were $96,154, substantially all of which related to services performed and earned, but not yet received.  .

As of December 31, 2010, our accounts payable were $72,754, substantially all of which represents outstanding payments to be made to third-party consultants who performed services for us.

As of December 31, 2010, our accrued expenses were $60,434, including a shareholder loan of $50,000 and other fees to professionals.

C.  Research and development, patents and licenses, etc.

None/Not applicable.

D.  Trend information.

The Company’s strategy is to continue to develop its network of business contact and pursue suitable business transactions for our Chinese clients.  We do not intend to be a generalist to every potential client, rather, we intend to add value where we have unique skill sets, leveraging our relationship.  Our strategy is to continue to close transactions to further build our credentials in the coming year, and in the meantime, we plan to add more professionals who have significant prior experience in business and consulting services to Chinese clients.  We may engage such professionals as third-party consultants on our projects, and eventually bring them as our full time employees as business volume grows.

We also intend to increase the completion rate of our potential transactions.  We would conduct further analysis to determine which transactions have a higher chance of completion, therefore revenue to be recognized by us.  In the future, we will focus on the transactions which present higher rate of completion.

As China’s economy has continued to recover from the global financial crisis we expect our prospective clients to seek to enter into acquisition and financing transactions at a greater rate and therefore potentially result in continually increasing engagements and revenues for us in 2011.

We are currently applying to set up a subsidiary company in Beijing which we intend to use as a base to better service our China clients and expand our business in the future.  We expect to receive approval from the required Beijing local government entities by the end of the first quarter of 2011.

E.  Off-balance sheet arrangements

None/Not applicable.

F.  Tabular disclosure of contractual obligations

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Note	$-	$50,000	$-	$-	$-
Total contractual cash obligations	$50,000	$50,000	$-	$-	$-

Item 6.  Directors, Senior Management and Employees

A. Directors and senior management.  Our directors and senior management are:

Qiang Wu, age 42, Mr. Wu served as a senior consultant for Oriental Patron Financial Group (“OP”) from October 2008 to March 2010, when Mr. Wu joined our Company as the CEO.  As the Head of Principal Investment, Mr. Wu helped OP to develop the overall strategy and execution of investment projects in China, as well as originating suitable investment opportunities in China.  Mr. Wu also worked at JP Morgan Securities (Asia Pacific) Limited in Hong Kong from January 2006 to May 2008 as an Executive Director of Investment Banking Division, in which position Mr. Wu was responsible for business development and origination of China business.  From August 2001 to September 2005, Mr. Wu worked at The Hongkong and Shanghai Banking Corporation Limited, serving functions as Co-Head of Corporate Finance, and then subsequently as the Head of China Coverage and a Director of Corporate Finance under the Division of Corporate, Investment Banking and Markets.  Mr. Wu joined the financial service industry in 1996 and has been working in Hong Kong and China for the past 14 years.  Mr. Wu holds MBA degree in Finance and Economics from the New York University, Stern School of Management, and also a BBA degree in Accounting from Baruch College, CUNY, in New York City.

B. Compensation.

Our officer and director did not receive any compensation from the Company in the past.  In the near future, our key officers, including the CEO, will not receive salaries or other benefits.  We are considering developing a profit sharing plan on a project-by-project basis, in which the key officers will receive a portion of the revenue or profit generated from a particular project, the exact amount of compensation or formula to be determined and agreed on a case-by-case basis, depending on the nature of the project.

C.  Board Practices.

The current term of office of our director are not specified.  Mr. Wu has served as director since March 2010.  Our director does not have a service contract providing for benefits upon termination of his term.

We currently do not have an audit committee.

D.  Employees.

We had 6 employees as of December 31, 2010.  The Company will consider adding additional employees as needed and expects to continue to use third party experts.

E.  Share Ownership.

The following tables sets forth, as of February 28, 2011, the beneficial ownership of Ordinary Shares and preferred shares of the Company beneficially owned by (1) each person known to be the beneficial owner of more than 5% of our Ordinary Shares or more than 5% of our preferred shares and (2) each of the members of senior management identified in Item 6.A., above.  (The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.)

Name	Ordinary Shares	Preferred Shares	Shares (%)	Voting (%) (1)
Qiang Wu	716,500	143,300	28.66%	28.66%
Sheng Wu (2)	668,000	133,600	26.72%	26.72%
Plumpton Group Limited (3)	247,500	49,500	9.90%	9.90%
Ma Wai Yee Christine	245,500	49,100	9.82%	9.82%
Pinger Zhang	245,000	49,000	9.80%	9.80%

(1)  Each preferred share entitles the holder to 100 votes. On February 28, 2011, we had 2,500,000 Ordinary Shares and 500,000 preferred shares outstanding.  As of February 28, 2011, the total number of votes entitled to be cast at a meeting was 52,500,000.
(2)  Represents shares held by Equity Plus Holding. Sheng Wu is the sole shareholder of Equity Plus Holding and has sole voting and dispositive power over such shares.
(3)  Pinger Zhang, Stan Wong and Raymond Ho are shareholders of Plumpton Group Limited and have shared voting and dispositive power over such shares.

The Preferred Shares are, subject to applicable law, convertible, at the option of the holder thereof at any time, and without payment of additional consideration by the holder thereof, into an equal number of Ordinary Shares.  Upon conversion, the enhanced voting privilege of the Preferred Shares will terminate.  The rights and preferences of our Preferred Shares are described more fully in Item 9.

There is no arrangement involving any person named in the table that involves the issue or grant of options for our shares or any shares.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders.

As of February 28, 2011, our major shareholders own shares of the Company as shown on the table in Item 6E, above.

None of our 2,500,000 issued and outstanding Ordinary Shares as of February 28, 2011 are held by persons in the United States.

In April 2010, we sold 2,457,970 Ordinary Shares at a price of $.01 per share.  Our CEO and director, Mr. Wu, purchased 676,470 Ordinary Shares on the same terms and conditions as the other investors.  Prior to the offering, there were 42,030 Ordinary Shares outstanding, of which Mr. Wu held 40,030.  All of our other major shareholders acquired their shares in the April 2010 offering. On February 25, 2011 we amended our Memorandum and Articles of Association to authorize the Board of Directors to issue preferred shares of Company stock as discussed in Item 9, below.  On February 25, 2011,  our director approved an issuance of 500,000 Preferred Shares pro rata among the current holders of our Ordinary Shares as of February 25, 2011 on the basis of 1 Preferred Share for every 5 issued and outstanding Ordinary Shares.  In connection with the preferred share issuance, Qiang Wu was issued 143,300 preferred shares and Sheng Wu was issued 133,600 preferred shares.

We know of no arrangement the operation of which may at a subsequent date result in a change in control.  Our major shareholder does not have different voting rights.

B.  Related Party Transactions.

In April 2010, we sold 2,457,970 Ordinary Shares at a price of $.01 per share.  Our CEO and director, Mr. Wu, purchased 676,470 Ordinary Shares on the same terms and conditions as the other investors.

In April 2010, Mr. Wu loaned us $50,000.  This loan is due April 26, 2011, and will become due only when the Company has sufficient operating cash flow in 2011 or raises external financing in an amount greater than US$1 million.  This loan does not bear interest.

Item 8.  Financial Information

A.  Consolidated Statements and Other Financial Information

The financial statements as required under Item 8 are attached hereto and found immediately following the text of this Annual report. The audit report of UHY Vocation HK CPA Limited is included herein immediately preceding the financial statements and notes to the financial statements.

B.  Significant Changes

There have been no significant changes to our financial condition since December 31, 2010.

Item 9.  The Offer and Listing

Markets.

Our Ordinary Shares have been approved for quotation on the over-the-counter bulletin board, however, no trading in our Ordinary Shares has occurred to date.  There is no trading market for our preferred shares.

Item 10.  Additional Information

Memorandum and articles of association.

(1)  The Company was incorporated under The International Business Companies Act of the Territory of the British Virgin Islands, on January 12, 2000 and automatically re-registered as a business company on January 1, 2007.  The Company has applied the transitional provisions of the BVI Business Companies Act, 2004, as amended, on April 29, 2010.  Clause 4 of the Memorandum of Association provides that the Company has, irrespective of corporate benefit, full capacity to carry on or undertake any business or activity, do any act or enter into any transaction that is not prohibited under any law for the time being in force in the British Virgin Islands.

(2)  Article 38 of the Articles of Association provides that the number of directors shall be fixed by the first director or directors of the Company, and thereafter by a Resolution of Directors.  The current maximum number of directors is seven (7).  There are no limitations or restrictions on the borrowing power of directors; there are no age limit requirements and no shareholding requirements.  Article 52.1 provides that a director shall, after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to the Board, unless the transaction or proposed transaction (a) is between the director and the Company and (b) is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions.  A transaction entered into by the Company in respect of which a director is interested is voidable by the Company unless the director complies with the provision of Article 52.1 or (a) the material facts of the interest of the director in the transaction are known by the members entitled to vote at a meeting of members and the transaction is approved or ratified by a resolution of members or (b) the Company received fair value for the transaction.  For purposes of this provision, a disclosure is not made to the Board unless it is made or brought to the attention of every director on the Board.  A director who is interested in a transaction entered into or to be entered into by the Company may vote on a matter relating to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the Company, or do any other thing in his capacity as director that relates to the transaction.

(3)  Article 16.1 of the Articles of Association provide that directors may authorize a Distribution (as defined in the Articles) by way of dividend at any time if they are satisfied on reasonable grounds that immediately after the Distribution the value of the Company’s assets will exceed its liabilities and that the Company will be able to pay its debts as they fall due.

(4)  Clause 7 of the Memorandum of Association provides that the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not the Company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series.

(5)  Article 20 of the Articles of Association provides that the directors may convene meetings of shareholders.  Article 22 of the Articles of Association provides that shareholders entitled to exercise 30% or more of the outstanding shares may request directors in writing to convene a meeting of shareholders.

(6)  There are no limitations or restrictions on the rights of non-resident or foreign shareholders to own shares or to hold or exercise voting rights.

(7)  There are no provisions that would have an effect of delaying, deferring or preventing a change in control of the Company.

(8)  There are no provisions governing the threshold above which shareholder ownership must be disclosed.

(9)  On February 25, 2011, the Memorandum of Association was amended to create Preferred Shares, each share of which entitles the holder to one hundred (100) votes, as compared to the one (1) vote per share which may be cast by holders of the Company’s Ordinary Shares, on any matter on which the holders of our Ordinary Shares are entitled to vote.  The Company’s Preferred Shares are, subject to applicable law, convertible, at the option of the holder thereof at any time, and without payment of additional consideration by the holder thereof, into an equal number of Ordinary Shares.  In the event of an optional conversion, before any holder of Preferred Shares shall be entitled to convert the same into Ordinary Shares and to receive certificates therefor, such holder shall surrender the certificate or certificates therefor at the principal business or registered office of the Company or of any transfer agent for the Preferred Shares and shall give written notice to the Company at such principal business or registered office of the Company that the holder elects to convert the same.  The Company shall promptly issue and deliver to such holder, at the address of the holder listed on the share register, a certificate or certificates for the number of Ordinary Shares to which the holder shall be entitled as aforesaid.  Such conversion shall be effective as soon as the Register of Members of the Company has been updated.

(10)  Each of the Company’s Preferred Shares and Ordinary Shares confers on the holders (i) the right to an equal share in any Distribution paid by the Company, and (ii) the right to an equal share in the distribution of the surplus assets of the Company on a winding up.

 Material contracts.

There have been no material contracts since inception of the Company.

Exchange controls.

 Neither the British Virgin Islands nor the PRC has any system of exchange controls and there is no restriction of any kind on the repatriation of capital or the remittance of dividends, profits, interests, royalties or other payments to non-resident holders of the Company’s securities.

Taxation.

The Company shall not assume any responsibility for withholding taxes unless required by applicable law.  There is no withholding tax expected to be imposed by the BVI, Hong Kong or the PRC.

For United States federal income tax purposes, the gross amount of all distributions paid with respect to our Ordinary Shares to a person subject to United States federal income taxation generally will be treated as foreign source dividend income to such person.  Gain or loss from the sale of our shares generally will be subject to federal income taxation at a maximum federal income tax rate of 15% for non-corporate taxpayers if the shares were held for more than 12 months or at ordinary income rates if held for less than 12 months provided that for taxable years beginning after December 31, 2010, the maximum long-term capital gain rate for non-corporate taxpayers shall be 20% under current law.

The Company may be classified as a passive foreign investment company ("PFIC") under United States federal income tax purposes.  If it is, U.S. shareholders would be subject to mandatory information reporting requirements, and certain additional taxes may be imposed on dividends received or on capital gains upon sale of our shares.  The PFIC rules are complex, and United States shareholders should consult their tax advisors about the application of such rules to a holding of our shares.

Documents on display.

 Item 19 sets forth a list of exhibits that are filed as part of this annual report; that list is incorporated herein by reference.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

We have not entered into market risk sensitive instruments for any purpose.

Item 12.  Description of Securities Other than Equity Securities.

None/Not applicable.

PART II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

There has not been a material default in the payment of principal or interest relating to our indebtedness.

We have not paid any dividends.

Item 14.         Material Modifications to the Rights Of  Security Holders And Use of Proceeds

The rights of the holders of our Ordinary Shares has not been modified or qualified by any instrument defining such rights or by the issuance of any other securities.

Item 15.         Controls and Procedures

Evaluation of disclosure controls and procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934.  In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31,  2010, the Company's disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by the rules of the Securities Exchange Commission for newly public companies.

Changes in internal control over financial reporting.

There were no changes in the Company's internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Item 15T.      Controls and Procedures

Not Applicable.

Item 16.         [Reserved]

Item 16A.      Audit committee financial expert

We do not have a separately-designated standing audit committee of the board of directors or a committee performing similar functions.  Our director is not “independent,” as that term is defined in Section 15A(a) of the Securities Exchange Act of 1934, since he acts as our Chief Executive Officer.  However, if business circumstances warrant expansion of the board of directors, consideration will be given to appointing an audit committee.

Item 16B.      Code of Ethics

We have not yet adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, because our management currently consists of only one individual.

Item 16C.      Principal Accountant Fees and Services

Audit Fees:  The aggregate fees for each of the last two fiscal years ended December 31, 2010 for professional services rendered by UHY Vocation, our principal accountant for the audit of our annual financial statements, were $4,000 for fiscal 2009 and $8,000 for fiscal 2010.

Audit-Related Fees:  None.

Tax Fees:  UHY Vocation did not render or bill for any services relating to tax compliance, tax advice or tax planning during the last two fiscal years.

All Other Fees:  UHY Vocation did not provide any products or other services during the last two fiscal years.

Item 16D.      Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.       Purchase of Equity Securities by the Issuers and Affiliated Purchasers

The following Affiliates of the Company purchased our Ordinary Shares in the fiscal year ended December 31, 2010.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2010-January 31, 2010	0	N/A	N/A	N/A
February 1, 2010 - February 28, 2010	0	N/A	N/A	N/A
March 1, 2010 - March 31, 2010	0	N/A	N/A	N/A
April 1, 2010 - April 30, 2010	Qiang Wu - 676,470	$.01	N/A	N/A
	Sheng Wu (1) - 668,000	$.01
May 1, 2010 - May 31, 2010	0	N/A	N/A	N/A
June 1, 2010 - June 30, 2010	0	N/A	N/A	N/A
July 1, 2010 - July 31, 2010	0	N/A	N/A	N/A
August 1, 2010 - August 31, 2010	0	N/A	N/A	N/A
September 1, 2010 - September 30, 2010	0	N/A	N/A	N/A
October 1, 2010 - October 31, 2010	0	N/A	N/A	N/A
November 1, 2010 - November 30, 2010	0	N/A	N/A	N/A
December 1, 2010 - December 31, 2010	0	N/A	N/A	N/A

(1)	Represents shares held by Equity Plus Holdings. Sheng Wu is the sole shareholder of Equity Plus Holdings and has sole voting and dispositive power over such shares.

Part III
Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 17.    Reserved

Item 18.    Financial Statements

The financial statements and other financial information included in this annual report are attached to this annual report and incorporated herein by reference.

Item 19.    Exhibits

        Exhibits and Exhibit Index.    The following Exhibits are filed as part of this annual report and incorporated herein by reference to the extent applicable:

Exhibit Index

Exhibit No.	Description

1	Memorandum and Articles of Association (1)

1.1	Second Amended and Restated Memorandum and Articles of Association

2	Specimen Ordinary Shares Certificate (1)

4	Cash Advance Letter dated April 26, 2010 (1)

12.1	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350

15	Consent of Auditors
(1) – Filed previously.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALAXY STRATEGY & COMMUNICATIONS INC.

February 28, 2011	By:	/s/ QIANG WU
		Name:	Qiang Wu
		Title:	Chief Executive Officer

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY)
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF
GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDARY)

We have audited the accompanying consolidated statement of financial position of Galaxy Strategy & Communications Inc. and subsidiary (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated cash flows for each of the years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Galaxy Strategy & Communications Inc. and Subsidiary as of December 31, 2010 and 2009, the results of its operations and its cash flows for each of the years in the period ended and December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

UHY VOCATION HK CPA LIMITED
Certified Public Accountants

Hong Kong, the People’s Republic of China
February 28, 2011

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(IN US DOLLARS)

	December 31,
	2010	2009
Assets

Current assets
Accounts receivable	$96,154	$6,000
Cash and cash equivalents	65,522	-

Total current assets	161,676	6,000

Total assets	$161,676	$6,000

Liabilities and shareholders' equity

Current liabilities
Accrued liabilities and other payables	$60,434	$5,950
Accounts payable	72,754	-

Total current liabilities	133,188	5,950

Total liabilities	133,188	5,950

Shareholders' equity

Common stock,
Common stock, 10,000,000 shares authorized with no par value; 2,500,000 shares outstanding	-	-
Additional paid in capital	25,030	30
Accumulated profits/(losses)	3,458	50
Subscription receivable	-	(30)

Total shareholders' equity	28,488	50

Total liabilities and shareholders' equity	$161,676	$6,000

See accompanying notes to financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME/(LOSS)
(IN US DOLLARS)

	For the Year Ended December 31,
	2010	2009	2008

Revenue	$126,955	$6,000	$-
Cost of service	(81,090)	-	-
Gross profit	45,865	6,000	-

Operating expenses:
General and administrative expenses	(42,457)	(4,700)	(650)

Total operating expenses	(42,457)	(4,700)	(650)

Operating income/(loss) before income tax expense	3,408	1,300	(650)

Income tax expense	-	-	-

Net income/(loss) and comprehensive income/(loss)	$3,408	$1,300	$(650)

Earnings/(loss) per share
- Basic and diluted	$0.0014	$43.3333	$(21.6667)

Weighted average common shares outstanding
- Basic and diluted	2,500,000	30	30

See accompanying notes to financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(IN US DOLLARS)

	Common Stock		Additional			Total
	Number of Shares	Amount	Paid-in Capital	Subscription receivable	Accumulated profits/(loss)	Shareholders' Equity

Balance, January 1, 2008	30	$30	$-	$(30)	$(600)	$(600)

Net loss	-	-	-	-	(650)	(650)

Balance, December 31, 2008	30	30	-	(30)	(1,250)	(1,250)

Net income	-	-	-	-	1,300	1,300

Balance, December 31, 2009	30	30	-	(30)	50	50

Additional shares issued	2,499,970	-	25,000	-	-	25,000

Retrospectively restated that the par value to nil	-	(30)	30	-	-	-

Subscription receivable settled	-	-	-	30	-	30

Net income	-	-	-	-	3,408	3,408

Balance, December 31, 2010	2,500,000	$-	$25,030	$-	$3,458	$28,488

See accompanying notes to financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN US DOLLARS)

	For the year ended December 31,
	2010	2009	2008
Cash flows from operating activities:

Cash receipts from customers	$30,801	$-	$-
Cash used in operation	(41,493)	-	-

Net cash used in operating activities	(10,692)	-	-

Cash flows from financing activities:
Loan from a shareholder	51,184	-	-
Share issuance	25,000	-	-
Subscription receivable	30	-	-

Net cash provided by financing activities	76,214	-	-

Net increase in cash	65,522	-	-

Cash at the beginning of the year	-	-	-

Cash at the ended of the year	$65,522	$-	$-

See accompanying notes to financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)
STATEMENTS OF FINANCIAL POSITION
(IN US DOLLARS)

	December 31,
	2010	2009
Assets

Current assets
Investment in a subsidiary	$1	$-
Accounts receivable	96,154	6,000
Cash and cash equivalents	65,522	-

Total current assets	161,677	6,000

Total assets	$161,677	$6,000

Liabilities and shareholders' equity

Current liabilities
Accrued liabilities and other payables	$60,227	$5,950
Accounts payable	72,754	-

Total current liabilities	132,981	5,950

Total liabilities	132,981	5,950

Shareholders' equity

Common stock,
Common stock, 10,000,000 shares authorized with no par value; 2,500,000 shares outstanding	-	-
Additional paid in capital	25,030	30
Accumulated profits/(losses)	3,666	50
Subscription receivable	-	(30)

Total shareholders' equity	28,696	50

Total liabilities and shareholders' equity	$161,677	$6,000

See accompanying notes to financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

The Company was established in the British Virgin Islands ("BVI") on January 12, 2000 as a limited liability company.

The Company incorporated with US$50,000 authorized capital, which comprises with 50,000 shares of US$1.00 par value. The Company issued 30 shares at par value to a sole shareholder, Zhang Pinger.

On March 20, 2010, the Company issued 42,000 shares at US$0.01 per share, that increased the shareholding by US$420.  Wu Qiang had acquired 40,000 shares and Nie Wanying had acquired 2,000 shares.   On April 12, 2010, Zhang Pinger transferred all his shares to Wu Qiang at US$0.01.

Pursuant to an ordinary resolution passed on April 15, 2010, the authorized share capital of the Company was increased to 10,000,000 shares by the creation of additional 9,950,000 shares.

On April 15, 2010, 2,457,970 shares of US$0.01 each were issued to shareholders to broaden the capital base of the Company. The sole director also approved a written resolution to restate its ordinary shares with no par value.

On November 18, 2010, the Company acquired 100% shares of Strategy & Communication (Hong Kong) Group Limited ("Strategy") with consideration of HK$1.00. Strategy was newly incorporated in Hong Kong on May 6, 2010.

On February 25, 2011, the Company is authorized to issue an unlimited number of shares without par value and such shares shall be ordinary shares and preferred shares with the rights set out in the Amended and Restated Memorandum of Association and Articles of Association.

On February 25, 2011, the Board of Directors of the Company authorized the Company’s corporate name change from Calendar Profits Limited to Galaxy Strategy & Communications Inc.

On February 26, 2011, the Company announced to allot and issue 500,000 preferred shares for every 5 issued ordinary shares.  Each preferred shares in entitled to 100 votes on all matters as to which their shareholders are entitled to vote.

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") AND CHANGES IN ACCOUNTING POLICIES

The accounting policies are consistent with those of the consolidated financial statements for the year ended December 31, 2010, except as described below.

a.	Standards, amendments and interpretations to existing standards effective in 2010 but not relevant to the Company

The Company has adopted the following new and amended IFRS as of 1 January 2010:

●
IFRIC 17, “Distributions of non-cash assets to owners”, effective for annual periods beginning on or after 1 July 2009. This is not currently applicable to the Company, as it has not made any non-cash distributions.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") AND CHANGES IN ACCOUNTING POLICIES (…/Cont’d)

●
IFRIC 18, “Transfers of assets from customers”, effective for transfer of assets received on or after 1 July 2009. This is not relevant to the Company, as it has not received any assets from customers.

●
“Additional exemptions for first-time adopters” (Amendment to IFRS 1) was issued in July 2009. The amendments are required to be applied for annual periods beginning on or after 1 January 2010. This is not relevant to the Group, as it is an existing IFRS preparer.

●	Improvements to International Financial Reporting Standards 2009 were issued in April 2009. The effective dates vary standard by standard but most are effective 1 January 2010.

b.
The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2010 and have not been early adopted:

●
IFRS 9, “Financial instruments”, issued in December 2009. This addresses the classification and measurement of financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The amendment does not have a material impact on the Company’s financial statements.

●
Revised IAS 24, “Related party disclosures”, issued in November 2009. It supersedes IAS 24, “Related party disclosures”, issued in 2003. The revised IAS 24 is required to be applied from 1 January 2011. Earlier application, in whole or in part, is permitted.

●
Classification of rights issues” (Amendment to IAS 32), issued in October 2009. For rights issues offered for a fixed amount of foreign currency, current practice appears to require such issues to be accounted for as derivative liabilities. The amendment states that if such rights are issued pro rata to all the entity’s existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated. The amendment should be applied for annual periods beginning on or after 1 February 2010. Earlier application is permitted.

●
Prepayments of a minimum funding requirement” (Amendments to IFRIC 14), issued in November 2009. The amendments correct an unintended consequence of IFRIC 14, IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction. Without the amendments, entities are not permitted to recognize as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct the problem. The amendments are effective for annual periods beginning 1 January 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented.

●
IFRIC 19, “Extinguishing financial liabilities with equity instruments”. This clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after 1 July 2010. Earlier application is permitted.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation

The consolidated financial statements include the financial statement of the Company for the years ended December 31, 2010, 2009 and 2008.  The measurement basis used in the preparation of consolidated the financial statements is the historical basis.

The preparation of consolidated financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

b.	Subsidiary

Subsidiary companies are those companies in which the Company, directly or indirectly, holds more than 50% of the equity capital as a long term investment or controls more than half of the voting power, directly or indirectly or controls the composition of the board of directors. Subsidiary companies are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities. Investments in subsidiary companies are stated at cost less provision for permanent diminution in value.

c.	Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of income and comprehensive income.

d.	Cash and cash equivalents

Cash represents cash in banks and cash on hand.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

e.	Accounts receivable

Accounts receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business.  If collection of trade receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets.  If not, they are presented as non-current assets.

f.	Accounting estimates and judgements

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.  The estimates and underlying assumptions are reviewed on an ongoing basis.  The key assumptions concerning the future and other key sources of estimation uncertainty at the end of reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Estimated provision for impairment of accounts receivable

The Company makes provision for doubtful debts based on an assessment of the recoverability of accounts receivable. Provisions are applied to trade receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of doubtful debts requires the use of judgement and estimates based on the credit history of the customers and the current market conditions. Where the expectation is different from the original estimate, such difference will have an impact on the carrying value of receivables and doubtful debt expenses in the period in which such estimate has been changed.

g.	Revenue recognition

The Company generates revenue primarily from providing advisory services to corporate fund raising.

Revenue is recognized when service is provided to the customer.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FOMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

h.	Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of income and comprehensive income, or in equity if it relates to items that are recognized in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the end of reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:-

●
where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●
in respect of taxable temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, where the timing of the reversal of the temporary differences can be controlled by the Company and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized except:-

●
where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●
in respect of deductible temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of reporting period.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

i.	Earnings per share

Basic earnings per share is computed on the basis of the weighted-average number of shares of our common stock outstanding during the year.

The following table sets forth the computation of basic and diluted net income/(loss) per common share:

	For the Years Ended December 31,
	2010	2009	2008

Net income/(loss) per common stock	$3,408	$1,300	$(650)

No. of ordinary shares	2,500,000	30	30

Earnings/(loss) per common stock:
Basic and diluted	$0.0014	$43.3333	$(21.6667)

4.	ACCOUNTS RECEIVABLE

The Company performs ongoing credit evaluations of its customers' financial conditions. The Company generally encourages its clients to settle the outstanding balance within credit terms. As of December 31, 2010,and 2009, no provision on accumulated allowance for doubtful accounts was provided.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

5.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of December 31, 2010 and 2009 consist of the following:

	The Group
	2010	2009

Accrued expenses	$8,000	$4,000

Amount due to a director	52,434	1,950

	$60,434	$5,950

Accrued liabilities and other payables as of December 31, 2010, 2009 and 2008 consist of the following:

	The Company
	2010	2009

Accrued expenses	$8,000	$4,000

Amount due to a director	52,227	1,950

	$60,227	$5,950

The amount due to a director recorded in the years ended represent the loan received from Wu Qiang in April 2010 and expenses of the Company paid by director.  The loan was interest free and would only be repayable when the Company has sufficient cash for its business operation.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

6.	ACCOUNTS PAYABLE

Accounts payable as of December 30, 2010 were $72,754, representing the amount the Company agreed to pay to third parties that either introduced new client to the Company or performed certain services.

7.	INVESTMENT IN A SUBSIDIARY

	The Company
	2010	2009
	HK$	HK$

Unlisted shares, at cost	$-	$-

The Company's a subsidiary, a limited liability company, is incorporated in Hong Kong with principal activity of provision of advisory and consultant services.  It was newly incorporated on May 6, 2011.

Percentage
of equity
	Nominal		directly
	value of	Class of	attributable
	issued	shares	to the
Name	capital	in issue	Company

Strategy & Communication (Hong Kong) Group Limited	HK$1.00	Ordinary	100%

On November 18, 2010, the shareholder of Strategy & Communication (Hong Kong) Group Limited, Wu Qiang (also director and shareholder of the Company) transferred his share to the Company for consideration of HK$1.00.  The subsidiary has not commenced its operation.

8.	INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company was incorporated under the International Business Companies Act of the BVI and, accordingly, was exempted from the payment of BVI income taxes.

No deferred income tax has been provided on gains/(loss) recognized, as the Company was incorporated under the International Business Companies Act of the BVI and accordingly, are exempted from the payment of BVI income taxes.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FOMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

9.	ISSUED CAPITAL

The Company was incorporated on January 12, 2000 with US$50,000 authorized capital, which comprises with 50,000 shares of US$1.00 par value. The Company issued 30 shares at par value to a sole shareholder, Zhang Pinger.

On March 20, 2010, the Company issued 42,000 shares at US$0.01 per share, that increased the shareholding by US$420.  Wu Qiang had acquired 40,000 shares and Nie Wanying had acquired 2,000 shares.   On April 12, 2010, Zhang Pinger transferred all his shares to Wu Qiang at US$0.01.

Pursuant to an ordinary resolution passed on April 15, 2010, the authorized share capital of the Company was increased to 10,000,000 shares by the creation of additional 9,950,000 shares.

On April 15, 2010, 2,457,970 shares of US$0.01 each were issued to shareholders to broaden the capital base of the Company. The sole director also approved a written resolution to restate its ordinary shares with no par value.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FOMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

10.	ACCUMULATED LOSSES AND RETAINED EARNINGS

	The Group
	2010	2009	2008

Accumulated losses and retained earnings	$3,458	$50	$(1,250)

Balance brought forward from the beginning of the year	$50	$(1,250)	$(600)
Net profit/(loss) attributable to members of the Company	3,408	1,300	(650)

Balance carried forward at the end of the year	$3,458	$50	$(1,250)

	The Company
	2010	2009	2008

Accumulated losses and retained earnings	$3,666	$50	$(1,250)

Balance brought forward from the beginning of the year	$50	$(1,250)	$(600)
Net profit/(loss) attributable to members of the Company	3,616	1,300	(650)

Balance carried forward at the end of the year	$3,666	$50	$(1,250)

11.	RELATED PARTY TRANSACTIONS

The amount due to a director recorded in the years ended (in note 5) represent the loan received from Wu Qiang in April 2010 and expenses of the Company paid by director.  The loan was interest free and would only be repayable when the Company has sufficient cash for its business operation.

The Company's subsidiary was originally set up by Wu Qiang, the Company's director/shareholder in May 2010 was then acquired by the Company for a consideration of HK$1.00 on November 18, 2010.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARY
(FOMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

12.	LIQUIDITY AND CAPITAL MANAGEMENT

Capital comprises of share capital and reserves stated on the statement of financial position.  The Company's objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders.

In 2010, the Company generated negative operating cash flows.  The Company obtained a shareholder loan of $50,000 and issued capital to raise funds during 2010 which, together with operations, provided sufficient cash resources to its business operations.

The Company expects to receive additional funds from interested investors to support its proposed business expansion plans.

13.	SUBSEQUENT EVENT

On February 23, 2011, the Board of Directors of the Company authorized the Company’s corporate name change from Calendar Profits Limited to Galaxy Strategy & Communications Inc.

On February 25, 2011, the Company issued 500,000 preferred shares to all of its existing shareholders of ordinary shares, based on a ratio of 1 preferred share allotted to every 5 ordinary shares held on that day.  The preferred shares vote together with the ordinary shares on all matters as to which our shareholders are entitled to vote.  Each preferred shares is entitled to 100 votes. On February 28, 2011, the preferred shares were entitled to an aggregate of 50,000,000 votes, or 95.24% of the total votes.

On February 25, 2011, the Company is authorized to issue an unlimited number of shares without par value and such shares shall be ordinary shares and preferred shares with the rights set out in the Amended and Restated Memorandum of Association and Articles of Association.

