Form 20-F
period 2011-12-31
GALAXY STRATEGY & COMMUNICATIONS INC.
filed 2012-05-04
CIK 1491521

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________

For the transition period from _________________ to

Commission file number: 000-53973

GALAXY STRATEGY & COMMUNICATIONS INC.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  3,255,400 ordinary shares with no par value.

Indicate by check mark if the registrant is a well-known season issuer, as defined in Rule 405 of the Securities Act. ☐  Yes     ☒  No

If this report is an annual or  transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes     ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes     ☒ No

Indicate by check mark whether the registrant is a large accelerated filed, an accelerated filer, or a non-accelerated filed.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

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

B.  Our legal advisers are Blank Rome LLP, 405 Lexington Avenue, New York, NY 10174.

C.  Our auditors during the three fiscal years ended December 31, 2011 are: UHY Vocation HK CPA Limited, 3/F Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A. Selected financial data:  The following table presents selected financial data for the three most recent financial years ended December 31, 2011, 2010 and 2009.

Selected Financial Data	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Revenues	$23,995	$126,955	$6,000
Operating (Loss)/Income	$(195,415)	$3,408	$1,300
Net (Loss)/Income	$(195,274)	$3,408	$1,300
(Loss)/Income per share	$(0.0573)	$0.0014	$43.33
Total Assets	$512,698	$161,676	$6,000

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

We have had limited revenues and a history of losses and we may not be able to achieve meaningful profitability in the future.

From the date of inception through December 31, 2011, we have accumulated losses of $191,816 based on a limited scope of operations and limited revenues.  There can be no assurance that we will achieve meaningful profitability in the future as we attempt to expand our business. If we are not profitable and cannot obtain sufficient capital we may have to cease our operations.

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

Our ability to obtain needed financing may be impaired by such factors as the weakness of capital markets, both generally and specifically in the industry, and the fact that we have not been profitable, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, if any, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

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

We may be subject to risks in connection with acquisitions and the integration of our recent acquisition may be difficult.

We periodically evaluate acquisitions and other strategic transactions that appear to fit within our overall business strategy. Integrating these acquisitions, including the business of Beijing Lianchuang through our contractual relationship, may involve certain risks, including:

•	diversion of our management’s attention to evaluating, negotiating and integrating significant acquisitions and strategic transactions;

•	the challenge and cost of integrating acquired operations, information management and other technology systems and business cultures with those of ours while carrying on our ongoing business;

•	difficulty associated with coordinating geographically separate organizations; and

•	the challenge of attracting and retaining personnel associated with acquired operations.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of our business. Members of our senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our business. If our senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.

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

Risks Related To Doing Business In the People’s Republic of China

The effectiveness of the share pledge in our Equity Pledge Agreement with Beijing Lianchuang and its controlling shareholder is uncertain under the PRC Property Rights Law.

Under the Equity Pledge Agreement among Galaxy Beijing, Beijing Lianchuang and its controlling shareholder, the shareholder has pledged all of her equity interests in Beijing Lianchuang to Galaxy Beijing to secure the performance of the obligations by Beijing Lianchuang under the Exclusive Consulting Services Agreement. According to the PRC Property Rights Law, which became effective as of October 1, 2007, a share pledge is not effective without being registered with the relevant local industry and commerce bureau. We have not yet registered the equity pledge with the relevant local industry and commerce bureau. Our share pledge may be deemed ineffective before it is registered under the PRC Property Rights Law, and we may not be able to successfully enforce the share pledge, if prior to such registration, Beijing Lianchuang breaches its obligations under the Exclusive Consulting Services Agreement.

PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of the PRC for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an "offshore special purpose company." Our current and future beneficial owners who are PRC citizens will be required to register with local SAFE branches and to amend their registrations to reflect recent developments with respect to our company and our PRC subsidiary. The failure of the current and future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to our company or otherwise materially and adversely affect our business.

The PRC is a developing nation governed by a one-party government and may be more susceptible to political, economic, and social upheaval than other nations; any such upheaval could cause us to temporarily or permanently cease operations.

China is a developing country governed by a one-party government that imposes restrictions on individual liberties that are significantly stricter than those typically found in western nations. China has an extremely large population, significant levels of poverty, widening income gaps between rich and poor and between urban and rural residents, large minority ethnic and religious populations, and growing access to information about the different social, economic, and political systems to be found in other countries. China has also experienced rapid economic growth over the last decade, and its legal and regulatory systems have changed rapidly to accommodate this growth. These conditions make China unique and may make it susceptible to major structural changes. Such changes could include a reversal of China’s movement to encourage private economic activity, labor disruptions or other organized protests, nationalization of private businesses, internal conflicts between the police or military and the citizenry, and international political or military conflict. If any of these events were to occur, it could damage China’s economy and impair our business.

PRC regulations involve complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

The new M&A Rule on Merger and Acquisitions of Domestic Enterprises by Foreign Investors (the “New M&A Rules”) established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies and special anti-monopoly submissions for parties meeting certain reporting thresholds. We may grow our business in part by acquiring other businesses. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Anti-inflation measures could harm the economy generally and could harm our business.

The PRC government exercises significant control over the PRC economy. In recent years, the PRC government has instituted measures to curb the risk of inflation. These measures have included revaluations of the RMB, restrictions on the availability of domestic credit, and limited re-centralization of the approval process for some international transactions. These measures may not succeed in controlling inflation, or they may slow the economy below a healthy growth rate and lead to economic stagnation or recession; in the worst-case scenario, the measures could slow the economy without curbing inflation, causing “stagflation.” The PRC government could adopt additional measures to further combat inflation, including the establishment of price freezes or moratoriums on certain projects or transactions. Such measures could harm the economy generally and hurt our business by limiting the income of our customers available to purchase our services or products, by forcing us to lower our profit margins, and by limiting our ability to obtain credit or other financing to pursue our expansion plan or maintain our business.

Fluctuations in the value of the RMB may reduce the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on exchange rates set by the People's Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB solely to the U.S. dollar. Under this revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate and achieve policy goals. For almost two years after July 2008, the RMB traded within a narrow range against the U.S. dollar. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Because substantially all of Galaxy Beijing’s revenues and expenditures are denominated in RMB and our cash is denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power of such amounts and our balance sheet and earnings per share in U.S. dollars. In addition, we report financial results in U.S. dollars, and appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.

The RMB is not a freely convertible currency, which could limit our ability to obtain sufficient foreign currency to support our business operations in the future and could prevent us from paying dividends.

We receive a substantial portion of our revenues in RMB. The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or other payments in United States dollars, or otherwise satisfy foreign currency denominated obligations. Although the PRC government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including the restriction that foreign-invested enterprises like us may buy, sell or remit foreign currencies only after providing valid commercial documents at PRC banks specifically authorized to conduct foreign-exchange business. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where RMB are to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies.

In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to governmental approval in the PRC, and companies are required to open and maintain separate foreign-exchange accounts for capital account items. There is no guarantee that PRC regulatory authorities will not impose additional restrictions on the convertibility of the RMB. These restrictions could prevent us from distributing dividends and thereby reduce the value of our ordinary shares.

Governmental control of foreign exchange markets in the PRC may affect the value of your investment, limit our ability to use revenue efficiently and restrict our ability to obtain financing.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, conversion of RMB into foreign currencies and of foreign currencies into RMB, for payments relating to ‘‘capital account transactions,’’ which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities.

If we finance Galaxy Beijing through additional capital contributions, the amount of these capital contributions must be approved by MOFCOM or its local counterparts. On August 29, 2008, SAFE promulgated Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises (“Circular 142”), a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. Circular 142 requires that RMB converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided otherwise. In addition, SAFE strengthened its oversight of the flow and use of RMB funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such RMB fund may not be changed without approval from SAFE or its local counterparts, and may not be used to repay RMB loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to Galaxy Beijing or with respect to future capital contributions by us to Galaxy Beijing. We may not be able to transfer funds to Galaxy Beijing, which may adversely affect our ability to fund and expand our business. In addition, the PRC government may also at its discretion restrict future access to foreign currencies for current account transactions. If the Chinese foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to shareholders or fulfill our foreign currency denominated obligations, which may adversely affect the value of your investment.

We may be treated as a resident enterprise for PRC tax purposes under the currently effective EIT Law, which may subject us to PRC income tax on our taxable global income.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law (“EIT Law”). On November 28, 2007, the PRC State Council passed the implementing rules of the EIT Law. Both the EIT Law and the implementing rules of the EIT Law took effect on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” An enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management bodies” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body as being located within China. Due to the short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a foreign (non-PRC) company on a case-by-case basis.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our global taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. It is unclear whether the dividends we receive from Strategy & Communications (Hong Kong) Group Ltd. (“Strategy HK”) will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC governmental authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

In addition to the uncertainty as to the application of the “resident enterprise” classification, there can be no assurance that the PRC governmental authorities will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements, higher tax rates or retroactively apply the EIT Law, or any subsequent changes in PRC tax laws, rules or regulations. If such changes occur and/or if such changes are applied retroactively, such changes could materially and adversely affect our results of operations and financial condition.

Dividends we receive from Galaxy Beijing may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders.

The EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementing rules of the EIT Law. Pursuant to the Double Tax Avoidance Arrangement between the Mainland China and the Hong Kong Special Administrative Region (the “Double Tax Avoidance Arrangement”) and the Notice on Certain Issues Concerning the Enforcement of Dividend Provisions under Tax Treaties (“Circular 81”), which was issued on February 20, 2009 by the State Administration of Taxation (“SAT”), if the Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China within 12 months immediately prior to receiving dividend from such company, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China may be reduced to 5%. We are a British Virgin Islands holding company and we have a wholly owned subsidiary in Hong Kong, Strategy HK, which in turn holds 100% of the equity interests of Galaxy Beijing. A substantial portion of our income may be derived from dividends we receive from Galaxy Beijing. If we and Strategy HK are considered as non-resident enterprises and Strategy HK is considered to be a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement, then the dividends paid to Strategy HK by Galaxy Beijing may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the SAT, funnel companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax on any dividends we receive from Galaxy Beijing (through Strategy HK), or if Strategy HK is determined by the PRC tax authorities as receiving benefits from a reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

If we are treated as a resident enterprise for PRC tax purposes under the currently effective EIT Law, this could result in adverse PRC tax consequences to our non-PRC resident shareholders.

If we are determined to be a “resident enterprise” under the EIT Law, this could result in (i) a 10% PRC tax being imposed on dividends we pay to our investors that are not tax residents of the PRC (“non-resident investors”) and that are enterprises (but not individuals) and gains derived by them from transferring our or ordinary shares, if such income or gain is considered PRC-sourced income by the relevant PRC tax authorities and (ii) a potential 20% PRC tax being imposed on dividends we pay to our non-resident investors who are individuals and gains derived by them from transferring our ordinary shares, if such income or gain is considered PRC-sourced income by the relevant PRC tax authorities. In such event, we may be required to withhold the applicable PRC income tax on any dividends paid to our non-resident investors. Our non-resident investors also may be responsible for paying the applicable PRC tax on any such gain realized from the sale or transfer of our ordinary shares. We would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws.

Moreover, the SAT released Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Gain Derived from Equity Transfer Made by Non-Resident Enterprise (the “Circular 698”) on December 10, 2009, which reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a non-resident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we(or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us).

If any PRC tax applies to a non-resident investor, the non-resident investor may be entitled to a reduced rate of PRC tax under an applicable income tax treaty and/or a deduction for such PRC tax against such investor’s domestic taxable income or a foreign tax credit in respect of such PRC tax against such investor’s domestic income tax liability (subject to applicable conditions and limitations). Investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available deductions or foreign tax credits.

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

Risks Relating to Our Corporate Structure

If the PRC government determines that the agreements that establish the structure for operating our PRC business otherwise do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties.

The PRC government requires any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of the PRC. We have not directly operated any advertising business outside of the PRC and therefore, we currently do not qualify under PRC regulations to directly provide advertising services. We are a BVI company and a foreign legal person under PRC laws. Accordingly, our subsidiary, Galaxy Beijing, is currently ineligible to apply for the required licenses for providing advertising services in the PRC. We provide our advertising services business currently through our contractual arrangements with Beijing Lianchuang, our affiliated entity in the PRC. Beijing Lianchuang is currently majority controlled by an individual shareholder, who is PRC citizen, and holds the requisite licenses to provide advertising services in the PRC. We are and are expected to continue to be dependent on affiliated entities to operate our advertising services business. We do not have any equity interest in Beijing Lianchuang but substantially control its operations and receive the economic benefits and bears economic risks of the company through a series of contractual arrangements.

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with Beijing Lianchuang. We cannot assure you that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investment in advertising business through contractual arrangement in the future, or will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations.

If we, Beijing Lianchuang or any of its current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business licenses of Beijing Lianchuang;

•	discontinuing or restricting the conduct of any transactions among our PRC subsidiary and Beijing Lianchuang;

•	imposing fines, confiscating the income of Beijing Lianchuang or our income, or imposing other requirements with which we or our PRC subsidiary and Beijing Lianchuang may not be able to comply;

•	requiring us or our PRC subsidiary and Beijing Lianchuang to restructure our ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of our equity or debt offerings to finance our business and operations in China.

The imposition of any of these penalties could preclude us from operating our advertising services business, which would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with Beijing Lianchuang and its controlling shareholder for a substantial portion of our business operations in the PRC, which may not be as effective in providing operational control or enabling us to derive economic benefits as through direct ownership of controlling equity interest.

We rely on and expect to continue to rely on contractual arrangements with Beijing Lianchuang, our affiliated entity in the PRC and its controlling shareholder to operate our advertising services business. These contractual arrangements may not be as effective in providing us with control over Beijing Lianchuang as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of, Beijing Lianchuang. If we had direct ownership of Beijing Lianchuang, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of the company, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of the company by causing it to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if Beijing Lianchuang or its controlling shareholder fails to perform its or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) Beijing Lianchuang or its controlling shareholder terminates the contractual arrangements, or (iii) Beijing Lianchuang or its controlling shareholder fails to perform their obligations under these contractual arrangements, our business operations in the PRC would be materially and adversely affected, and the value of our shares would substantially decrease. In addition, if Beijing Lianchuang or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue our advertising services business activities in the PRC, which could materially and adversely affect our business, financial condition and results of operations. If Beijing Lianchuang undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our advertising services business, which could materially and adversely affect our business, our ability to generate revenues and the market price of our shares.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Beijing Lianchuang and we may be precluded from operating our advertising services business, which would have a material adverse effect on our financial condition and results of operations.

The controlling shareholder of Beijing Lianchuang may have potential conflicts of interest with us.

The controlling shareholder of Beijing Lianchuang is the legal shareholder of the company. Her interests as the controlling shareholder of Beijing Lianchuang and the interests of our company may conflict. We cannot assure you that when conflicts of interest arise, the controlling shareholder will act in the best interests of our company or that any conflict of interest will be resolved in our favor. In addition, the controlling shareholder of Beijing Lianchuang may breach or cause Beijing Lianchuang to breach the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control Beijing Lianchuang and receive economic benefits from it. If we cannot resolve any conflicts of interest or disputes between us and the controlling shareholder of Beijing Lianchuang, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business.

We may rely on dividends and other distributions on equity paid by our wholly owned subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by Galaxy Beijing, our subsidiary in the PRC, for our cash requirements, including the funds necessary to service any debt we may incur. If Galaxy Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Galaxy Beijing currently has in place with Beijing Lianchuang in a manner that would materially and adversely affect the ability of Galaxy Beijing to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by Galaxy Beijing only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of the PRC. Under PRC laws, rules and regulations, Galaxy Beijing is also required to set aside a portion of its net income each year to fund specific reserve funds. In addition, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As a result of these PRC laws, rules and regulations, Galaxy Beijing is restricted from transferring a portion of its net assets to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

Although our ordinary shares have been approved for quotation on the over-the-counter bulletin board, very limited trading in our ordinary shares has occurred.  Since our ordinary shares are not currently eligible for trading through the Depository Trust Company’s Fast Automated Securities Transfer program, we expect trading, if it develops, to remain limited until such time, if even, that all shares are eligible for trading in such program.  If a market for our ordinary shares develops, there is a significant risk that our stock price may fluctuate dramatically in the future in response to any of the following factors, some of which are beyond our control including:

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

Our five shareholders holding the largest percentage of voting stock, including our CEO, own approximately 60.59% of our outstanding ordinary shares and 83.41% of the votes.

As of the date of the filing of this annual report, our five largest shareholders, including Mr. Wu, our CEO and director, own approximately 60.59% of our outstanding ordinary shares and 83.41% of the votes.  As a result, these shareholders will control the elections of our board of directors and all other matters submitted to a vote of the Company’s shareholders. Such concentration of share ownership may have the effect of discouraging, delaying or preventing a change in control of the Company.

On February 25, 2011, we issued 500,000 preferred shares to all of our existing shareholder of ordinary shares, based on a ratio of 1 preferred share allotted to every 5 ordinary shares held on that day.  As of December 31, 2011, we have 500,000 preferred shares outstanding. The preferred shares vote together with the ordinary shares on all matters as to which our shareholders are entitled to vote. Each preferred shares is entitled to 100 votes. On December 31, 2011, the preferred shares were entitled to an aggregate of 50,000,000 votes, or 93.89% of the total votes that may be cast by our shareholders. Our holders of preferred shares may change in the future and may have conflicting interests with the holders of our ordinary shares and may vote in a different manner than the holders of our ordinary shares.

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

Item 4.   Information on the Company

A. History and Development of the Company

Galaxy Strategy & Communications Inc. is a limited liability company incorporated on January 12, 2000 under the laws of the British Virgin Islands as Calendar Profits Limited.  The address and phone number of the Company are Unit 202, 2/F Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong, 852-2821-3373.

The Company is a development stage company engaged in providing advice on products, branding and communications, public relations, financial and other consulting services.  Given the business nature being a consulting and advisory, we do not have any material capital expenditure or major physical assets.  Our business is not regulated by any PRC or BVI regulators, and therefore we do not need to apply or maintain any particular industry qualification license.  In 2009, we completed a project where we advised a PRC manufacturer, based in central China, in its fund raising activities in the US, and we provided advice on matters such as how to make effective presentations, how to understand and address questions raised by various parties during the process, and how to describe the current events in China.

On February 25, 2011, the Company changed its name to Galaxy Strategy & Communications Inc. by shareholder approval.  On the same day, our shareholders approved certain amendments to our Memorandum and Articles of Association to provide that the Board of Directors may allow for the issuance of preferred shares as discussed further in Item 10, below.

On November 18, 2010, the Company acquired Strategy & Communications (Hong Kong) Group Limited, a wholly-owned subsidiary organized in Hong Kong (“H.K. Strategy”), as an intermediate holding company for the purpose of conducting its business in China.

On February 25, 2011, our director approved an issuance of 500,000 Preferred Shares pro rata among the current holders of our Ordinary Shares as of the same day on the basis of 1 Preferred Share for every 5 issued Ordinary Shares.  The rights, powers, preferences and privileges of our preferred shares are described in Item 9.

On April 28, 2011, our subsidiary, H.K. Strategy injected HK$500,000 capital into Galaxy Strategy & Communications (Beijing) Management Co., Ltd. (“Galaxy Beijing”), a wholly-owned subsidiary with registered capital of HK$500,000 newly incorporated in Beijing on January 27, 2011.

On July 8, 2011, we, through Galaxy Beijing, our indirect wholly-owned subsidiary in the PRC, entered into a series of agreements with Beijing Lianchuang and its controlling shareholder, Haijuan Xu, which provide us effective control over Beijing Lianchuang and its subsidiaries. In addition, on the same date, the parties entered into (i) an Agreement to Issue Shares under which the Company agreed to issue 230,400 ordinary shares in accordance with Xu’s instructions, up to 115,200 of which are subject to forfeiture in the event certain earnings targets of Beijing Lianchuang are not met, and (ii) a Deed for Non-competition Undertaking in favor of Beijing Lianchuang and the Company. At Ms. Xu’s instructions, the ordinary shares were issued to Le Wang Limited, an entity which is majority-owned and controlled by Ms. Xu.

Pursuant to an Agreement for Exclusive Purchase Right, Galaxy Beijing has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, the entire equity interest in Beijing Lianchuang from Ms. Xu. As we have not exercised the purchase right to date, we have only an indirect interest in Beijing Lianchuang, and we have decided not to exercise certain control power granted to us pursuant to the Letter of Authorization signed by Ms. Xu, and therefore, the financial results of Beijing Lianchuang have not been consolidated with our financial statements for the year ended December 31, 2011.  If we intend to consolidate the financial results of Beijing Lianchuang into our financial statements in the future, we will choose to exercise our purchase right, or full control power over the activities of Beijing Lianchuang, taking into consideration the cost and effort involved and our expansion plans among other things.

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

Since the Company’s inception, we have had discussions with at least a dozen potential Chinese clients, although we did not generate any revenues until 2009.  In the past years, we focused on building our network and relations in the market place by working with various parties.  We have sought to obtain client engagements through recommendations and referrals from our officer’s contacts and their attendance at industry forums and conferences.  We promote our Company and our service capability mainly through our networking and reputation and image of our key personnel.

Additionally, through our interests in Beijing Lianchuang , we are engaged in the advertising service business in the PRC, a subsector of the marketing and communications service industry. Our main business is marketing and communications services, which is to advise and help clients, and provide advice on products, branding and communications, public relations, financial and other consulting services. We assist various Chinese clients in business strategies and branding analysis and provide independent advice to clients on matters such as product growth strategy, presenting a positive corporate image, effectively communicating with outside parties, building a brand in the market place, and public relations. Through the contractual arrangements with Beijing Lianchuang, we have expanded our businesses in the PRC.

Under applicable PRC laws, rules and regulations, to invest in the advertising industry, foreign investors must have at least two years of direct operations in the advertising industry as their core businesses outside of the PRC. We are a BVI company and a foreign legal person under PRC laws and we do not currently directly operate any advertising business outside of the PRC. Therefore, we do not qualify under PRC regulations to directly own equity interest in advertising services providers. Accordingly, our subsidiary, Galaxy Beijing, is ineligible to apply for the required licenses for providing advertising services in the PRC. We operate advertising services business through contractual arrangements with Beijing Lianchuang, our affiliated entity. These contractual arrangements enable us to exercise effective control over Beijing Lianchuang and receive a substantial portion of the economic benefits from the company.

Our strategy is to continue to develop our network of business contacts and pursue suitable business transactions for our Chinese clients.  We do not intend to be a generalist to every potential client, rather, we intend to add value where we have unique skill sets, leveraging our relationship.  Our strategy is to continue to close transactions to further build our credentials in the coming year.

As of the date of this report, we have a staff of nine full time personnel, including Qiang Wu, our Chief Executive Officer, who now devotes substantially all of his business time to our operations.  We intend to further increase our staffing in 2012. We plan to add more professionals who have significant prior experience in business and consulting services to Chinese clients.  We may also engage professionals as third-party consultants on our projects, and eventually bring them as our full time employees as business volume grows.

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this report:

à Equity interest

------- Contractual arrangements

“Galaxy Beijing”	Galaxy Strategy & Communications (Beijing) Management Co., Ltd., our indirect wholly-owned subsidiary in the PRC

“Beijing Lianchuang”	Beijing Lianhe Chuangxiang Advertising Co., Ltd., a company incorporated in the PRC with limited liability. The company is principally engaged in the advertising services business, and majority controlled by a PRC resident

Agreements that Provide Us with Effective Control

Agreement for Exclusive Purchase Right. Galaxy Beijing, Beijing Lianchuang and Ms. Xu entered into the Agreement for Exclusive Purchase Right, pursuant to which Galaxy Beijing has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, the entire equity interest in Beijing Lianchuang from Ms. Xu. The purchase price shall be a nominal price or the minimum price permitted by applicable PRC laws. The agreement became effective upon execution and will remain so for so long as Beijing Lianchuang remains in operation.

Letter of Authorization. Ms. Xu signed a Letter of Authorization, pursuant to which Ms. Xu irrevocably granted on an exclusive basis Galaxy Beijing, or a person designated by Galaxy Beijing, the right to appoint directors and senior management of Beijing Lianchuang, and to exercise all of her other voting rights as controlling shareholder of Beijing Lianchuang in accordance with the company’s articles of association and the applicable PRC laws. The letter will remain in effect for so long as the controlling shareholder remains a shareholder of Beijing Lianchuang.

Equity Pledge Agreement. Galaxy Beijing, Beijing Lianchuang and Ms. Xu entered into the Equity Pledge Agreement, under which Ms. Xu pledged her entire equity interests in Beijing Lianchuang to Galaxy Beijing to secure the obligations of Beijing Lianchuang under the Exclusive Consulting Services Agreement with Galaxy Beijing. In addition, Ms. Xu agreed not to transfer, sell, pledge, dispose of or create any encumbrance on her equity interests in Beijing Lianchuang, unless with the prior written consent of the Company. Beijing Lianchuang covenants, among other things, that without prior consent of Galaxy Beijing, it will not distribute any dividends. The pledge of equity interests under the agreement will remain in effect for so long as the Exclusive Consulting Services Agreement remains effective.

Agreement that Transfers Economic Benefits to Us

Exclusive Consulting Services Agreement. Under the Exclusive Consulting Services Agreement between Galaxy Beijing and Beijing Lianchuang, Galaxy Beijing will provide consulting services and support to Beijing Lianchuang, and will be entitled to service fees to be paid out of Beijing Lianchuang’s operating profits. Galaxy Beijing is entitled to adjust the service fees, or decide to waive such fees for the benefits of the Company and Beijing Lianchuang, at its sole discretion. Galaxy Beijing has decided to waive the service fees for the following three fiscal years and leave the funds for Beijing Lianchuang’s business development and expansion. In the future, the Company may demand payment of the service fees, at its sole discretion, depending on the business needs of itself and Beijing Lianchuang, and our goal is to support Beijing Lianchuang to expand and grow its business, and we would provide necessary support, including technical and financial aids, to Beijing Lianchuang as we see fit.  The agreement became effective upon signing and will remain so for so long as Beijing Lianchuang remains in operation.

Agreement to Issue Shares

We, Galaxy Beijing, Beijing Lianchuang, Ms. Xu and her majority-controlled BVI entity, Le Wang Limited, entered into the Agreement to Issue Shares, pursuant to which:

•	we agreed to issue to Le Wang Limited 230,400 ordinary shares, valued at $2.50, upon execution of the agreement. Of the ordinary shares issued to Le Wang Limited, 115,200 shares are subject to forfeiture and will not be released to Le Wang Limited until Beijing Lianchuang achieving certain predetermined earnings targets;
•	Ms. Xu agreed to a restriction on transfer of the shares for a period of 36 months, during which period she or Le Wang Limited will not transfer, sell, pledge, dispose of or create any encumbrance on the shares of the Company held by them, without our prior written consent; and
•	if Beijing Lianchuang fails to achieve the predetermined earnings targets for each of fiscal years 2011, 2012 and 2013, Le Wang Limited will not receive all or a portion of the 115,200 shares which are being held by us and such shares will be forfeited to us.

Deed for Non-competition Undertaking

Ms. Xu executed a Deed for Non-competition Undertaking in favor of Beijing Lianchuang and Strategy & Communications (Hong Kong) Group Limited, our direct wholly-owned subsidiary in Hong Kong, under which the controlling shareholder undertook:

•	to remain in her current position within Beijing Lianchuang for 5 years following the signing of the deed; and
•	during a period of 10 years from the later of (x) the date of the deed, and (y) the date Ms. Xu is no longer employed by Beijing Lianchuang, without our prior written consent, she will not directly or indirectly, (i) alone or with others, in any form, own, engage in, be concerned or interested in any business in competition with the businesses of the Company and its subsidiaries and affiliates; (ii) employ, solicit or attempt to employ or solicit any person who at the date of or at any time during the 12 months prior to termination of service as a director, officer, legal representative, manager or employee of the Company or its subsidiaries or affiliates; (iii) solicit or transfer or attempt to solicit or transfer, or transfer or attempt to transfer to any third party, any business activities with, or services or products offered to, any clients or prospective clients by the Company or any of its subsidiaries or affiliates or (iv) cause or attempt to cause any vendor, supplier, independent contractor or other person carrying out business with the Company or any of its subsidiaries or affiliates to terminate or change their relationship with the Company or any of its subsidiaries or affiliates.

D. Property, Plants and Equipment

On August 30, 2011, we entered into a 24 month lease agreement for a 209.11 square meter facility at Level 5, Tower 3, China Central Place, 77 Jianguo Road, Chaoyang District, Beijing, PRC, at approximately $12,500 (RMB79,044) per month. This facility serves as the corporate office for Galaxy Beijing.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

A.  Operating results.

Revenue

Our 2011 revenue was $23,995, compared to $126,955 in 2010. This decrease was mainly due to that there were no larger-scaled transactions for which we were engaged that were successfully completed in 2011. During 2011, we continued to develop our service ability in different aspects, including establishing a PRC subsidiary and opening an office in Beijing to better service our clients in China, entering into discussion with a greater number of potential clients and working with outside consultants and service professionals. We began to establish more stable client relationship this year compared to 2010.

Cost of service

Our 2011 cost of service was $11,342, compared to $81,090 in 2010. The cost of service decreased along with the reduced volume of businesses.

Gross profit

Our gross profit was $12,653 in 2011, compared to $45,865 in 2010.

Operating expenses

Our operating expenses were $208,068 in 2011, compared to $42,457 in 2010. Our operating expenses primarily consisted of the professional fees paid for legal, accounting and other necessary filing and maintenance expenses related to being a reporting company in the United States, travel and entertainment expenses, as well as expenses related to setting up our PRC subsidiary and opening and maintaining an office in Beijing. The increase in operating expenses was mainly due to the increased travel and entertainment expenses, and rental cost for our office in Beijing.

Operating loss

We incurred an operating loss of $195,274 in 2011, compared to an operating income of $3,408 in 2010.

Income taxes

We did not pay any income taxes for 2011.

Net income

We recorded a net loss of $195,274 in 2011, compared to net income of $3,408 in 2010.

B.  Liquidity and capital resources.

In 2011, we generated negative operating cash flows of $226,064, consisting primarily of our net loss.

Net cash used in investing activities amounted to $53,063 in 2011, primarily consisting of our purchase of office equipment and furniture, and payment of utility and rental deposits, for our office in Beijing.

We raised capital from new issuance of stock for cash proceeds of $658,000 during 2011. Our principal sources of liquidity have been cash generated from capital raising, and are expected to continue to remain so over the near term.

Our current assets are comprised of accounts receivable, prepaid expenses and cash and cash equivalents. As of December 31, 2011, our accounts receivable were nil, and prepaid expenses amounted to $12,559, which were the prepaid rental expense for our office in Beijing. We had $447,214 of cash and cash equivalents at December 31, 2011.

Our current liabilities consist accrued liabilities and other payables. As of December 31, 2011, our accounts payable were nil. Accrued liabilities and other payables amounted to $18,669, substantially all of which represented outstanding fees payable to professionals and outstanding reimbursement of business expenses.

C.  Research and development, patents and licenses, etc.

None/Not applicable.

D.  Trend information.

We will continue to explore opportunities to grow our business and service capabilities, including through acquisitions.

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

As China’s economy has continued to recover from the global financial crisis we expect our prospective clients to seek to enter into acquisition and financing transactions at a greater rate and therefore potentially result in continually increasing engagements and revenues for us in 2012.

E.  Off-balance sheet arrangements

None/Not applicable.

F.  Tabular disclosure of contractual obligations

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitments	$276,293	$150,705	$125,588	$-	$-
Total	$276,293	$150,705	$125,588	$-	$-

G. Safe Harbor

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements regarding the status of development, or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. Undue reliance should not be placed on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital, the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in the U.S. Additional risks and uncertainties relating to the Company and our business can be found in the “Risk Factors” section of this document, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 6.  Directors, Senior Management and Employees

A. Directors and senior management.  Our directors and senior management are:

Qiang Wu, age 44, Mr. Wu served as a senior consultant for Oriental Patron Financial Group (“OP”) from October 2008 to March 2010, when Mr. Wu joined our Company as the CEO.  As the Head of Principal Investment, Mr. Wu helped OP to develop the overall strategy and execution of investment projects in China, as well as originating suitable investment opportunities in China.  Mr. Wu also worked at JP Morgan Securities (Asia Pacific) Limited in Hong Kong from January 2006 to May 2008 as an Executive Director of Investment Banking Division, in which position Mr. Wu was responsible for business development and origination of China business.  From August 2001 to September 2005, Mr. Wu worked at The Hongkong and Shanghai Banking Corporation Limited, serving functions as Co-Head of Corporate Finance, and then subsequently as the Head of China Coverage and a Director of Corporate Finance under the Division of Corporate, Investment Banking and Markets.  Mr. Wu joined the financial service industry in 1996 and has been working in Hong Kong and China for the past 14 years.  Mr. Wu holds MBA degree in Finance and Economics from the New York University, Stern School of Management, and also a BBA degree in Accounting from Baruch College, CUNY, in New York City.

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

D.  Employees.

We had 9 employees as of December 31, 2011.  We will consider adding additional employees as needed and expect to continue to use third-party experts.

E.  Share Ownership.

The following tables sets forth, as of April 30, 2012, the beneficial ownership of Ordinary Shares and preferred shares of the Company beneficially owned by (1) each person known to be the beneficial owner of more than 5% of our Ordinary Shares or more than 5% of our preferred shares and (2) each of the members of senior management identified in Item 6.A., above. (The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.)

Name	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Voting (%) (1)
Qiang Wu	591,500	18.17%	143,300	28.66%	28.02%
Bingren Wu (2)	668,000	20.52%	133,600	26.72%	26.34%
Mingwang Lu	300,000	9.22%	-	-	* %
Plumpton Group Limited (3)	247,500	7.60%	49,500	9.90%	9.76%
Ma Wai Yee Christine	245,500	7.54%	49,100	9.82%	9.68%
Pinger Zhang	220,000	6.76%	49,000	9.80%	9.61%
Le Wang Limited (4)	207,360	6.37%	-	-	* %

* Less than one percent.

(1)   On April 30, 2012, we had 3,255,400 Ordinary Shares and 500,000 preferred shares outstanding.  Each preferred share entitles the holder to 100 votes. As of April 30, 2012, the total number of votes entitled to be cast at a meeting was 53,255,400.

(2)  Represents shares held by Equity Plus Holding. Bingren Wu is the sole shareholder of Equity Plus Holding and has sole voting and dispositive power over such shares.

(3)  Pinger Zhang, Stan Wong and Raymond Ho are shareholders of Plumpton Group Limited and have shared voting and dispositive power over such shares.

(4) Ms. Xu is the majority owner of the BVI entity, Le Wang Limited. The shares held by Le Wang Limited are subject to a restriction on transfer of the shares for a period of 36 months, during which period she or Le Wang Limited will not transfer, sell, pledge, dispose of or create any encumbrance on the shares of the Company held by them, without our prior written consent. Additionally, 115,200 shares are subject to forfeiture and will not be released to Le Wang Limited until Beijing Lianchuang achieves certain predetermined earnings targets.

The Preferred Shares are, subject to applicable law, convertible, at the option of the holder thereof at any time, and without payment of additional consideration by the holder thereof, into an equal number of Ordinary Shares.  Upon conversion, the enhanced voting privilege of the Preferred Shares will terminate.  The rights and preferences of our Preferred Shares are described more fully in Item 10.

There is no arrangement involving any person named in the table that involves the issue or grant of options for our shares or any shares.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders.

As of April 30, 2012, our major shareholders own shares of the Company as shown on the table in Item 6E, above.

None of our 3,255,400 issued and outstanding Ordinary Shares as of April 30, 2012 are held by persons in the United States.

In April 2010, we sold 2,457,970 Ordinary Shares at a price of $.01 per share.  Our CEO and director, Mr. Wu, purchased 676,470 Ordinary Shares on the same terms and conditions as the other investors.  Prior to the offering, there were 42,030 Ordinary Shares outstanding, of which Mr. Wu held 40,030.  Most of our other major shareholders acquired their shares in the April 2010 offering. On February 25, 2011 we amended our Memorandum and Articles of Association to authorize the Board of Directors to issue preferred shares of Company stock as discussed in Item 10, below.  On February 25, 2011,  our director approved an issuance of 500,000 Preferred Shares pro rata among the current holders of our Ordinary Shares as of February 25, 2011 on the basis of 1 Preferred Share for every 5 issued and outstanding Ordinary Shares.  In connection with the preferred share issuance, Qiang Wu was issued 143,300 preferred shares. In April 2011, the Company issued and sold to three accredited investors an aggregate of 500,000 Ordinary Shares. Also in April 2011, we issued 25,000 Ordinary Shares to Qiang Wu in exchange for the cancellation of the $50,000 principal amount loan made to us in April 2010. In July 2011, we agreed to issue to Le Wang Limited 230,400 Ordinary Shares (of which 115,200 Ordinary Shares are subject to potential forfeiture), pursuant to the Agreement to Issue Shares.

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

In April 2010, Mr. Wu loaned us $50,000 without interest with a due date of April 26, 2011. In April 2011, we issued 25,000 Ordinary Shares to Qiang Wu in exchange for the cancellation of the $50,000 principal amount loan.

On April 28, 2011, the Company’s subsidiary, H.K. Strategy injected HK$500,000 capital to Galaxy Beijing, an indirect wholly-owned subsidiary with registered capital of HK$500,000 newly incorporated in Beijing (People’s Republic of China) on January 27, 2011.

On July 8, 2011, we, through Galaxy Beijing entered into a series of agreements with Beijing Lianchuang and its controlling shareholder, Haijuan Xu, which provide us effective control over Beijing Lianchuang and its subsidiaries. In addition, on the same date, the parties entered into (i) an Agreement to Issue Shares under which the Company agreed to issue 230,400 ordinary shares in accordance with Xu’s instructions, up to 115,200 of which are subject to forfeiture in the event certain earnings targets of Beijing Lianchuang are not met, and (ii) a Deed for Non-competition Undertaking in favor of Beijing Lianchuang and the Company. At Ms. Xu’s instructions, the ordinary shares were issued to Le Wang Limited, an entity which is majority owned and controlled by Ms. Xu.

Pursuant to an Agreement for Exclusive Purchase Right, Galaxy Beijing has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, the entire equity interest in Beijing Lianchuang from Ms. Xu. As we have not exercised the purchase right to date, we have only an indirect interest in Beijing Lianchuang, and we have decided not to exercise certain control power granted to us pursuant to the Letter of Authorization signed by Ms. Xu, and therefore, the financial results of Beijing Lianchuang have not been consolidated with our financial statements for the year ended December 31, 2011.  If we intend to consolidate the financial results of Beijing Lianchuang into our financial statements in the future, we will choose to exercise our purchase right, or full control power over the activities of Beijing Lianchuang, taking into consideration the cost and effort involved and our expansion plans among other things.

Agreements that Provide Us with Effective Control

Agreement for Exclusive Purchase Right. Galaxy Beijing, Beijing Lianchuang and Ms. Xu entered into the Agreement for Exclusive Purchase Right, pursuant to which Galaxy Beijing has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, the entire equity interest in Beijing Lianchuang from Ms. Xu. The purchase price shall be a nominal price or the minimum price permitted by applicable PRC laws. The agreement became effective upon execution and will remain so for so long as Beijing Lianchuang remains in operation.

Letter of Authorization. Ms. Xu signed a Letter of Authorization, pursuant to which Ms. Xu irrevocably granted on an exclusive basis Galaxy Beijing, or a person designated by Galaxy Beijing, the right to appoint directors and senior management of Beijing Lianchuang, and to exercise all of her other voting rights as controlling shareholder of Beijing Lianchuang in accordance with the company’s articles of association and the applicable PRC laws. The letter will remain in effect for so long as the controlling shareholder remains a shareholder of Beijing Lianchuang.

Equity Pledge Agreement. Galaxy Beijing, Beijing Lianchuang and Ms. Xu entered into the Equity Pledge Agreement, under which Ms. Xu pledged her entire equity interests in Beijing Lianchuang to Galaxy Beijing to secure the obligations of Beijing Lianchuang under the Exclusive Consulting Services Agreement with Galaxy Beijing. In addition, Ms. Xu agreed not to transfer, sell, pledge, dispose of or create any encumbrance on her equity interests in Beijing Lianchuang, unless with the prior written consent of the Company. Beijing Lianchuang covenants, among other things, that without prior consent of Galaxy Beijing, it will not distribute any dividends. The pledge of equity interests under the agreement will remain in effect for so long as the Exclusive Consulting Services Agreement remains effective.

Agreement that Transfers Economic Benefits to Us

Exclusive Consulting Services Agreement. Under the Exclusive Consulting Services Agreement between Galaxy Beijing and Beijing Lianchuang, Galaxy Beijing will provide consulting services and support to Beijing Lianchuang, and will be entitled to service fees to be paid out of Beijing Lianchuang’s operating profits. Galaxy Beijing is entitled to adjust the service fees, or decide to waive such fees for the benefits of the Company and Beijing Lianchuang, at its sole discretion. Galaxy Beijing has decided to waive the service fees for the following three fiscal years and leave the funds for Beijing Lianchuang’s business development and expansion. In the future, the Company may demand payment of the service fees, at its sole discretion, depending on the business needs of itself and Beijing Lianchuang, and our goal is to support Beijing Lianchuang to expand and grow its business, and we would provide necessary support, including technical and financial aids, to Beijing Lianchuang as we see fit.  The agreement became effective upon signing and will remain so for so long as Beijing Lianchuang remains in operation.

Agreement to Issue Shares

We, Galaxy Beijing, Beijing Lianchuang, Ms. Xu and her majority-controlled BVI entity, Le Wang Limited, entered into the Agreement to Issue Shares, pursuant to which:

·	we agreed to issue to Le Wang Limited 230,400 ordinary shares, valued at $2.50, upon execution of the agreement. Of the ordinary shares issued to Le Wang Limited, 115,200 shares are subject to forfeiture and will not be released to Le Wang Limited until Beijing Lianchuang achieving certain predetermined earnings targets;
·	Ms. Xu agreed to a restriction on transfer of the shares for a period of 36 months, during which period she or Le Wang Limited will not transfer, sell, pledge, dispose of or create any encumbrance on the shares of the Company held by them, without our prior written consent; and
·	if Beijing Lianchuang fails to achieve the predetermined earnings targets for each of fiscal years 2011, 2012 and 2013, Le Wang Limited will not receive all or a portion of the 115,200 shares which are being held by us and such shares will be forfeited to us.

Item 8.  Financial Information

A.  Consolidated Statements and Other Financial Information

The financial statements as required under Item 8 are attached hereto and found immediately following the text of this Annual report.

B.  Significant Changes

There have been no significant changes to our financial condition since December 31, 2011.

Item 9.  The Offer and Listing

Markets.

Our Ordinary Shares have been approved for quotation on the over-the-counter bulletin board under the symbol “CLPFF”, however, very limited trading in our Ordinary Shares has occurred to date.  There is no trading market for our preferred shares.

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

Material contracts.

Lease Agreement

On August 30, 2011, we entered into a 24 month lease agreement for a 209.11 square meter facility at Level 5, Tower 3, China Central Place, 77 Jianguo Road, Chaoyang District, Beijing, PRC, at approximately $12,500 (RMB79,044) per month. This facility serves as the corporate office for Galaxy Beijing.

Agreements that Provide Us with Effective Control

On July 8, 2011 we, through Galaxy Beijing, our indirect wholly-owned subsidiary in the PRC, entered into a series of agreements with Beijing Lianchuang and its controlling shareholder, Haijuan Xu, which provide us effective control over Beijing Lianchuang and its subsidiaries.

Agreement for Exclusive Purchase Right. Galaxy Beijing, Beijing Lianchuang and Ms. Xu entered into the Agreement for Exclusive Purchase Right, pursuant to which Galaxy Beijing has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, the entire equity interest in Beijing Lianchuang from Ms. Xu. The purchase price shall be a nominal price or the minimum price permitted by applicable PRC laws. The agreement became effective upon execution and will remain so for so long as Beijing Lianchuang remains in operation.

Letter of Authorization. Ms. Xu signed a Letter of Authorization, pursuant to which Ms. Xu irrevocably granted on an exclusive basis Galaxy Beijing, or a person designated by Galaxy Beijing, the right to appoint directors and senior management of Beijing Lianchuang, and to exercise all of her other voting rights as controlling shareholder of Beijing Lianchuang in accordance with the company’s articles of association and the applicable PRC laws. The letter will remain in effect for so long as the controlling shareholder remains a shareholder of Beijing Lianchuang.

Equity Pledge Agreement. Galaxy Beijing, Beijing Lianchuang and Ms. Xu entered into the Equity Pledge Agreement, under which Ms. Xu pledged her entire equity interests in Beijing Lianchuang to Galaxy Beijing to secure the obligations of Beijing Lianchuang under the Exclusive Consulting Services Agreement with Galaxy Beijing. In addition, Ms. Xu agreed not to transfer, sell, pledge, dispose of or create any encumbrance on her equity interests in Beijing Lianchuang, unless with the prior written consent of the Company. Beijing Lianchuang covenants, among other things, that without prior consent of Galaxy Beijing, it will not distribute any dividends. The pledge of equity interests under the agreement will remain in effect for so long as the Exclusive Consulting Services Agreement remains effective.

Agreement that Transfers Economic Benefits to Us

Exclusive Consulting Services Agreement. Under the Exclusive Consulting Services Agreement between Galaxy Beijing and Beijing Lianchuang, Galaxy Beijing will provide consulting services and support to Beijing Lianchuang, and will be entitled to service fees to be paid out of Beijing Lianchuang’s operating profits. Galaxy Beijing is entitled to adjust the service fees, or decide to waive such fees for the benefits of the Company and Beijing Lianchuang, at its sole discretion. Galaxy Beijing has decided to waive the service fees for the following three fiscal years and leave the funds for Beijing Lianchuang’s business development and expansion. In the future, the Company may demand payment of the service fees, at its sole discretion, depending on the business needs of itself and Beijing Lianchuang, and our goal is to support Beijing Lianchuang to expand and grow its business, and we would provide necessary support, including technical and financial aids, to Beijing Lianchuang as we see fit.  The agreement became effective upon signing and will remain so for so long as Beijing Lianchuang remains in operation.

Agreement to Issue Shares

We, Galaxy Beijing, Beijing Lianchuang, Ms. Xu and her majority-controlled BVI entity, Le Wang Limited, entered into the Agreement to Issue Shares, pursuant to which:

•	we agreed to issue to Le Wang Limited 230,400 ordinary shares, valued at $2.50, upon execution of the agreement. Of the ordinary shares issued to Le Wang Limited, 115,200 shares are subject to forfeiture and will not be released to Le Wang Limited until Beijing Lianchuang achieving certain predetermined earnings targets;

•	Ms. Xu agreed to a restriction on transfer of the shares for a period of 36 months, during which period she or Le Wang Limited will not transfer, sell, pledge, dispose of or create any encumbrance on the shares of the Company held by them, without our prior written consent; and
•	if Beijing Lianchuang fails to achieve the predetermined earnings targets for each of fiscal years 2011, 2012 and 2013, Le Wang Limited will not receive all or a portion of the 115,200 shares which are being held by us and such shares will be forfeited to us.

Deed for Non-competition Undertaking

Ms. Xu executed a Deed for Non-competition Undertaking in favor of Beijing Lianchuang and Strategy & Communications (Hong Kong) Group Limited, our direct wholly-owned subsidiary in Hong Kong, under which the controlling shareholder undertook:

•	to remain in her current position within Beijing Lianchuang for 5 years following the signing of the deed; and
•	during a period of 10 years from the later of (x) the date of the deed, and (y) the date Ms. Xu is no longer employed by Beijing Lianchuang, without our prior written consent, she will not directly or indirectly, (i) alone or with others, in any form, own, engage in, be concerned or interested in any business in competition with the businesses of the Company and its subsidiaries and affiliates; (ii) employ, solicit or attempt to employ or solicit any person who at the date of or at any time during the 12 months prior to termination of service as a director, officer, legal representative, manager or employee of the Company or its subsidiaries or affiliates; (iii) solicit or transfer or attempt to solicit or transfer, or transfer or attempt to transfer to any third party, any business activities with, or services or products offered to, any clients or prospective clients by the Company or any of its subsidiaries or affiliates or (iv) cause or attempt to cause any vendor, supplier, independent contractor or other person carrying out business with the Company or any of its subsidiaries or affiliates to terminate or change their relationship with the Company or any of its subsidiaries or affiliates.

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

We are not in arrears or delinquent in the payment of any dividend.

Item 14.         Material Modifications to the Rights Of  Security Holders And Use of Proceeds

On February 25, 2011,  our director approved an issuance of 500,000 Preferred Shares pro rata among the current holders of our Ordinary Shares as of February 25, 2011 on the basis of 1 Preferred Share for every 5 issued and outstanding Ordinary Shares.  Each Preferred Share entitles the holder to one hundred (100) votes, as compared to the one (1) vote per share which may be cast by holders of the Company’s Ordinary Shares, on any matter on which the holders of our Ordinary Shares are entitled to vote.  The Company’s Preferred Shares are, subject to applicable law, convertible, at the option of the holder thereof at any time, and without payment of additional consideration by the holder thereof, into an equal number of Ordinary Shares.

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

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31,  2011, the Company's disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Item 16C.      Principal Accountant Fees and Services

Audit Fees:  The aggregate fees for each of the last two fiscal years ended December 31, 2011 for professional services rendered by UHY Vocation, our principal accountant for the audit of our annual financial statements, were $14,500 for fiscal 2011 and $8,000 for fiscal 2010.

Audit-Related Fees:  None.

Tax Fees:  UHY Vocation did not render or bill for any services relating to tax compliance, tax advice or tax planning during the last two fiscal years.

All Other Fees:  UHY Vocation did not provide any products or other services during the last two fiscal years.

Item 16D.      Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.       Purchase of Equity Securities by the Issuers and Affiliated Purchasers

The following Affiliates of the Company purchased our Ordinary Shares in the fiscal year ended December 31, 2011.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2011-January 31, 2011	0	N/A	N/A	N/A
February 1, 2011 - February 28, 2011	0	N/A	N/A	N/A
March 1, 2011 - March 31, 2011	0	N/A	N/A	N/A
April 1, 2011 - April 30, 2011	Qiang Wu – 25,000	$2.00	N/A	N/A
May 1, 2011 - May 31, 2011	0	N/A	N/A	N/A
June 1, 2011 - June 30, 2011	0	N/A	N/A	N/A
July 1, 2011 - July 31, 2011	0	N/A	N/A	N/A
August 1, 2011 - August 31, 2011	0	N/A	N/A	N/A
September 1, 2011 - September 30, 2011	0	N/A	N/A	N/A
October 1, 2011 - October 31, 2011	0	N/A	N/A	N/A
November 1, 2011 - November 30, 2011	0	N/A	N/A	N/A
December 1, 2011 - December 31, 2011	0	N/A	N/A	N/A

Item 16F.            Changes in Registrant’s Certifying Accountant

None.

Item 16G.            Corporate Governance

Not applicable.

Item 16H.            Mine Safety Disclosure

Not applicable.

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

Item 19.    Exhibits

Exhibits and Exhibit Index.    The following Exhibits are filed as part of this annual report and incorporated herein by reference to the extent applicable:

Exhibit Index

Exhibit No.	Description

1	Memorandum and Articles of Association (1)

1.1	Second Amended and Restated Memorandum and Articles of Association (1)

2	Specimen Ordinary Shares Certificate (1)

4.1	Cash Advance Letter dated April 26, 2010 (1)

4.2	Exclusive Consulting Services Agreement between Galaxy Beijing and Beijing Lianchuang dated July 8, 2011 (2)

4.3	Agreement for Exclusive Purchase Right by and among Galaxy Beijing, Beijing Lianchuang and Ms. Xu dated July 8, 2011 (2)

4.4	Letter of Authorization by Ms. Xu dated July 8, 2011 (2)

4.5	Equity Pledge Agreement by and among Galaxy Beijing, Beijing Lianchuang and Ms. Xu dated July 8, 2011 (2)

4.6	Agreement to Issue Shares by and among Galaxy Beijing, Beijing Lianchuang, Ms. Xu and Le Wang Limited dated July 8, 2011 (2)

4.7	Deed for Non-competition Undertaking by Ms. Xu in favor of Beijing Lianchuang dated July 8, 2011 (2)

8	Subsidiaries

12.1	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350

(1) – Filed previously.

(2) – To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALAXY STRATEGY & COMMUNICATIONS INC.

May 3, 2012	By:	/s/ QIANG WU
		Name:	Qiang Wu
		Title:	Chief Executive Officer

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

CONTENTS

Pages

Report of Independent Registered Public Accounting Firm	1

Consolidated Statements of Financial Position	2

Consolidated Statements of Income and Comprehensive (loss)/income	3 - 4

Consolidated Statement of Changes in Shareholders’ Equity	5

Consolidated Statements of Cash Flows	6

Statements of Financial Position	7

Notes to the Consolidated Financial Statements	8 - 20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

We have audited the accompanying consolidated statement of financial position of Galaxy Strategy & Communications Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the year ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Galaxy Strategy & Communications Inc. and Subsidiaries as of December 31, 2011 and 2010, the consolidated results of its operations and its consolidated cash flows for each of the years in the period ended and December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

UHY VOCATION HK CPA LIMITED

Certified Public Accountants

Hong Kong, the People’s Republic of China

April 30, 2012

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN US DOLLARS)

	December 31,
	2011	2010
Assets
Non current assets
Property, plant and equipment, net	$5,652	$-
Utility and rental deposits	47,273	-
	52,925	-
Current assets
Accounts receivable	-	96,154
Prepaid expenses	12,559	-
Cash and cash equivalents	447,214	65,522
Total current assets	459,773	161,676

Total assets	$512,698	$161,676

Liabilities and shareholders' equity

Shareholders' equity

Common stock,
Ordinary shares, 10,000,000 shares authorized with no par value; 3,255,400 shares outstanding as of December 31, 2011 and 2,500,000 shares as of December 31, 2010	$-	$-
Additional paid in capital	1,075,030	25,030
Accumulated (losses)/profits	(191,816)	3,458
Subscription receivable	(392,000)	-
Translation reserve	2,815	-

Total shareholders' equity	494,029	28,488

Current liabilities
Accounts payable	-	72,754
Accrued liabilities and other payables	18,669	60,434
Total current liabilities	18,669	133,188

Total liabilities	18,669	133,188

Total liabilities and shareholders' equity	$512,698	$161,676

See accompanying notes to consolidated financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE(LOSS)/INCOME

(IN US DOLLARS)

	For the Year Ended December 31,
	2011	2010	2009

Revenue	$23,995	$126,955	$6,000
Cost of service	(11,342)	(81,090)	-
Gross profit	12,653	45,865	6,000

Operating expenses:
General and administrative expenses	(208,068)	(42,457)	(4,700)

Total operating expenses	(208,068)	(42,457)	(4,700)

Operating (loss)/income	(195,415)	3,408	1,300
Other income:
Interest income	141	-	-
Operating (loss)/income before income tax expense	(195,274)	3,408	1,300
Income tax expenses	-	-	-
Net (loss)/income for the year	$(195,274)	$3,408	$1,300

(Loss)/earnings per share
- Basic and diluted	$(0.0573)	$0.0014	$43.3333

Weighted average ordinary and preferred shares outstanding

- Basic and diluted	3,408,715	2,500,000	30

See accompanying notes to consolidated financial statements.

3

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE(LOSS)/INCOME

(IN US DOLLARS)

	For the Year Ended December 31,
	2011	2010	2009
Net (loss)/income	$(195,274)	$3,408	$1,300

Other comprehensive income
- Foreign exchange translation gain	2,815	-	-

Total comprehensive (losses)/income	$(192,459)	$3,408	$1,300

See accompanying notes to consolidated financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(IN US DOLLARS)

	Common Stock
	Number of shares	Amount	Additional Paid-in capital	Subscription receivable	Accumulated profits/(losses)	Translation reserve	Total shareholders' equity

Balance, January 1, 2009	30	$30	$-	$(30)	$(1,250)	$-	$(1,250)

Net income	-	-	-	-	1,300	-	1,300

Balance, December 31, 2009	30	30	-	(30)	50	-	50

Additional shares issued	2,499,970	-	25,000	-	-	-	25,000

Retrospectively restated that the par value to nil	-	(30)	30	-	-	-	-

Subscription receivable settled	-	-	-	30	-	-	30

Net income	-	-	-	-	3,408	-	3,408

Balance, December 31, 2010	2,500,000	$-	$25,030	$-	$3,458	$-	$28,488

Net loss	-	-	-	-	(195,274)	-	(195,274)

Additional shares issued	755,400	-	1,050,000	-	-	-	1,050,000

Subscription receivable	-	-	-	(392,000)	-	-	(392,000)

Foreign currency translation gain	-	-	-	-	-	2,815	2,815

Balance, December 31, 2011	3,255,400	$-	$1,075,030	$(392,000)	$(191,816)	$2,815	$494,029

See accompanying notes to consolidated financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2011	2010	2009
Cash flows from operating activities:

Net (loss)/income after tax	$(195,274)	$3,408	$1,300

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	134	-	-
Changes in assets and liabilities:
Accounts receivable	96,154	(90,154)	(6,000)
Prepaid expenses	(12,559)	-	-
Accounts payable	(72,754)	72,754	4,700
Accrued liabilities and other payables	(41,765)	54,484	-
Net cash (used in)/generated from operating activities	(226,064)	40,492	-

Cash flows from investing activities:
Purchase of property, plant and equipment	(5,790)	-	-
Utility and rental deposits	(47,273)	-	-
Net cash used in investing activities	(53,063)	-	-

Cash flows from financing activities:
Issue of ordinary shares for cash	658,000	25,000	-
Subscription receivable	-	30	-
Net cash flows generated from financing activities	658,000	25,030	-

Net increase in cash	378,873	65,522	-

Effect on change of exchange rates	2,819	-	-

Cash at the beginning of the year	65,522	-	-
Cash at the ended of the year	$447,214	$65,522	$-

Non-cash financing transaction

There was a subscription receivable of $392,000 for 196,000 ordinary shares at a price of $2.00 per share.

See accompanying notes to consolidated financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

STATEMENTS OF FINANCIAL POSITION

(IN US DOLLARS)

	December 31,
	2011	2010
Assets

Current assets
Investment in subsidiaries	$1,043,840	$1
Accounts receivable	-	96,154
Cash and cash equivalents	104,768	65,522

Total current assets	1,148,608	161,677

Total assets	$1,148,608	$161,677

Liabilities and shareholders' equity

Shareholders' equity

Common stock,
Ordinary shares, 10,000,000 shares authorized with no par value; 3,255,400 shares outstanding as of December 31, 2011 and 2,500,000 shares as of December 31, 2010	$-	$-
Additional paid in capital	1,651,030	25,030
Accumulated (losses)/profits	(127,080)	3,666
Subscription receivable	(392,000)	-

Total shareholders' equity	1,131,950	28,696

Current liabilities
Accounts payable	-	72,754
Accrued liabilities and other payables	16,658	60,227

Total current liabilities	16,658	132,981

Total liabilities	16,658	132,981

Total liabilities and shareholders' equity	$1,148,608	$161,677

See accompanying notes to consolidated financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

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

On November 18, 2010, the Company acquired 100% shares of Strategy & Communication (Hong Kong) Group Limited ("H.K. Strategy") with consideration of HK$1.00. Strategy was newly incorporated in Hong Kong on May 6, 2010.

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

On February 26, 2011, the Company announced to allot and issue 500,000 preferred shares for every 5 issued ordinary shares. Each preferred shares is entitled to 100 votes on all matters as to which their shareholders are entitled to vote.

225,000 ordinary shares of US$2.00 each and 300,000 ordinary shares of US$2.00 each were issued to shareholders on April 4, 2011 and April 27, 2011 respectively to broaden the capital base of the Company. The directors also approved written resolution to restate its ordinary shares with no par values, only 50,000 shares of these issued ordinary shares were paid in cash.

On April 28, 2011, the Company’s subsidiary, H.K. Strategy injected HK$500,000 capital to BJ Galaxy Management Consulting Co. (“Galaxy Beijing”), a wholly-owned subsidiary with registered capital of HK$500,000 newly incorporated in Beijing (People’s Republic of China) on January 27, 2011.

On July 8, 2011, the Company’s subsidiary “Galaxy Beijing” signed variable interest entity (“VIE”) agreements with Beijing Lianhe Chuangxiang Advertising Co., Ltd. (“Beijing Lianhe”) and its controlling shareholder to obtain 100% voting interest of “Beijing Lianhe”. “Galaxy Beijing” will provide consultation and technical service on operation for “Beijing Lianhe”.

“Galaxy Beijing” has power to control the activities of “Beijing Lianhe” through its right solely obtained under power of attorney. Furthermore equity’s right of “Beijing Lianhe” was pledged for guarantee of consultancy service fee.

In addition, the Company issued 230,400 ordinary shares of US$2.50 each to Le Wang Limited on July 8, 2011, up to 115,200 of shares which are subject to forfeiture in the event certain earnings targets of “Beijing Lianhe” are not met, in connection with the VIE transaction to obtain control of “Beijing Lianhe”.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (…/Cont’d)

Details of the Company’s subsidiaries which are included in these consolidated financial statements are as follows:

Percentage of
	Place and date of	ownership
Subsidiaries’ names	incorporation	by the Company	Principal activities

Strategy & Communications (Hong Kong) Group Limited	Hong Kong May 6, 2010	100%	Intermediate holding company

BJ Galaxy Management Consulting Company	Beijing, PRC January 27, 2011	100% (through H.K. Strategy)	Subsidiary

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") AND CHANGES IN ACCOUNTING POLICIES

The accounting policies are consistent with those of the consolidated financial statements for the year ended December 31, 2011, except as described below.

a.	Standards, amendments and interpretations to existing standards effective in 2011 but not relevant to the Company

The Company has not adopted the following new and amended IFRS as of 1 January 2011:

•	IAS 24 (Revised) Related Party disclosures: IAS24 (Revised) clarifies and simplifies the definitions of related parties. The new definitions emphasis a symmetrical view of related party relationship and clarify the circumstances in which persons and key management personnel affect related party relationship of an entity. The revised standard also introduces an exemption from the general related party disclosure requirements for transactions with a government and entities that are controlled, jointly controlled or significantly influenced by the same government as the reporting entity. The accounting policy for related parties has been revised to reflect the changes in definitions of related parties under the revised standards. The adoption of revised standard did not have any impact on the financial position or performance of the Company.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") AND CHANGES IN ACCOUNTING POLICIES (…/Cont’d)

a.	Standards, amendments and interpretations to existing standards effective in 2011 but not relevant to the Company (…/Cont’d)

•	IFRS 3 Business Combinations: The amendment clarifies that the amendments to IFRS7, IAS32 and IAS39 that eliminate the exemption for contingent consideration does not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008).

In addition, the amendment limits the scope of measurement choices for non-controlling interest. Only the components of non-controlling interest that are present ownership interests and entitle the holders to a proportionate share of the acquiree’s net assets in the event of liquidation are measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interest are measured at their acquisition date fair value unless another measurement basis is required by another IFRS.

The amendment also added explicit guidance to clarify the accounting treatment for non-replaced and voluntarily replaced share-based payment awards.

•	IAS27 Consolidated and Separate Financial Statements: The amendment clarifies that the consequential amendments from IAS 27 (as revised in 2008) made to IAS 21, IAS 28 and IAS 31 shall be applied prospectively for annual periods beginning on or after 1 July 2009 or earlier if IAS 27 is applied earlier.

•	IFRIC 13 Customer Loyalty Programmes: The amendment clarifies that when the fair value of award credits is measured based on the value of the awards for which they could be redeemed, the amounts of discounts or incentives otherwise granted to customers not participating in the award scheme are to be taken into account.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") AND CHANGES IN ACCOUNTING POLICIES (…/Cont’d)

b.	The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2011 and have not been early adopted:

The Company has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

IFRS 1 Amendments	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards – Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters[1]
IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments: Disclosures - Transfers of Financial Assets[1]
IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities[4]
IFRS 9	Financial Instruments[6]
IFRS 10	Consolidated Financial Statements[4]
IFRS 11	Joint Arrangements[4]
IFRS 12	Disclosure of Interests in Other Entities[4]
IFRS 13	Fair Value Measurement[4]
IAS 1 Amendments	Presentation of Financial Statements – Presentation of Items Items of Other Comprehensive Income[3]
IAS 12 Amendments	Amendments to IAS 12 Income Taxes - Deferred Tax : Recovery of Underlying Assets[2]
IAS 19 (2011)	Employee Benefits[4]
IAS 27 (2011)	Separate Financial Statements[4]
IAS 28 (2011)	Investments in Associates and Joint Ventures[4]
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities[5]

1 Effective for accounting periods beginning on or after 1 July 2011

2 Effective for accounting periods beginning on or after 1 January 2012

3 Effective for accounting periods beginning on or after 1 July 2012

4 Effective for accounting periods beginning on or after 1 January 2013

5 Effective for accounting periods beginning on or after 1 January 2014

6 Effective for accounting periods beginning on or after 1 January 2015

Further information about those changes that are expected to significantly affect the Company is as follows:

IFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39 Financial Instruments: Recognition and Measurement. This phase focuses on the classification and measurement of financial assets. Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortised cost or fair value, on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IAS 39.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation

The consolidated financial statements include the financial statement of the Company for the years ended December 31, 2011, 2010 and 2009. The measurement basis used in the preparation of consolidated the financial statements is the historical basis.

The Variable interest entity (“VIE”) transaction was in process and the consolidated financial statements does not include the financials of VIE.

The preparation of consolidated financial statements in conformity with International Financial Reporting Standards (“IFRSs”) requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

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

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

f.	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditure for major additions and betterments are capitalized. Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method (after taking into account their respective estimated residual values) over the assets estimated useful lives of five years. Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations. The estimated useful lives of the assets are as follows:

Estimated Life (Years)
Furniture fixtures and office equipment	5

g.	Accounting estimates and judgements

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

h.	Revenue recognition

The Company generates revenue primarily from providing advisory services to corporate fund raising.

Revenue is recognized when service is provided to the customer.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

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

Deferred tax liabilities are recognised for all taxable temporary differences, except:-

•	where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, where the timing of the reversal of the temporary differences can be controlled by the Company and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized except:-

•	where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

j.	Earnings per share

Basic earnings per share is computed on the basis of the weighted-average number of shares of our common stock outstanding during the year.

In accordance with Memorandum and Article dated February 25, 2011, it was stated that a preferred share confers on the holders the right to an equal share in any distribution paid by the Company.

The following table sets forth the computation of basic and diluted net (loss)/income per common share:

	For the Years Ended December 31,
	2011	2010	2009

Net (loss)/income per ordinary and preferred share	$(195,274)	$3,408	1,300

Weighted average outstanding ordinary and preferred shares:	3,408,715	2,500,000	30

Basic and diluted
(Loss)/profit per ordinary and preferred shares: - Basic and diluted	$(0.0573)	$0.0014	$43.3333

4.	ACCOUNTS RECEIVABLE

The Company performs ongoing credit evaluations of its customers' financial conditions. The Company generally encourages its clients to settle the outstanding balance within credit terms. As of December 31, 2011, and 2010, no provision on accumulated allowance for doubtful accounts was provided.

5.	UTILITY AND RENTAL DEPOSITS

Utility and rental deposits of December 31, 2011 and 2010 consisted of the following:

	The Group
	2011	2010

Utility and rental deposits	$47,273	$-

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of December 31, 2011 and 2010 consist of the following:

	The Group
	2011	2010

Furniture, fixture and office equipment	$5,789	$-
Less : Accumulated depreciation	(137)	-
	$5,652	$-

7.	ACCOUNTS PAYABLE

Accounts payable as of December 31, 2011 and 2010 were nil and $72,754 respectively, representing the amount the Company agreed to pay the advertising fee to third parties .

8.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of December 31, 2011 and 2010 consist of the following:

	The Group
	2011	2010

Accrued expenses and other payables	$12,389	$8,000
Amount due to a director	6,280	52,434
	$18,669	$60,434

Accrued liabilities and other payables as of December 31, 2011, 2010 consist of the following:

	The Company
	2011	2010

Accrued expenses	$10,587	$8,000
Amount due to a director	6,071	52,227
	$16,658	$60,227

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

9.	INVESTMENT IN SUBSIDIARIES

	The Company
	2011	2010

Unlisted shares, at cost	$576,001	$1
Expenses paid on behalf the subsidiaries	2,454	-
Loan receivable from Strategy & Communication (Hong Kong) Group Limited	265,385	-
Loan receivable from BJ Galaxy Management Consulting Company	200,000	-
	1,043,840	1

							Percentage
							of equity
	Nominal						directly
	value of				Place and	Class of	attributable
	issued		Issue share		date of	shares	to the
Name	capital		to VIE		incorporation	in issue	Company
Subsidary
Strategy & Communication (Hong Kong) Group Limited	HK$	1.00		-	Hong Kong May 6, 2011	Ordinary	100%
	(equivalent to US$1.00)
Variable interest entity
Beijing Lianhe Chuangxiang Advertising Co., Ltd.		-	US$	576,000	PRC October 10,2002	Ordinary	100%

On November 18, 2010, the shareholder of Strategy & Communication (Hong Kong) Group Limited, Wu Qiang (also director and shareholder of the Company) transferred his share to the Company for consideration of HK$1.00. The subsidiary has not commenced its operation.

Furthermore, The Company issued 230,400 ordinary shares of US$2.50 each to Le Wang Limited on July 8, 2011, up to 115,200 of shares which are subject to forfeiture in the event certain earnings targets of “Beijing Lianhe” are not met, in connection with the VIE transaction to obtain control of “Beijing Lianhe”. The VIE transaction was in process and the consolidated financial statements does not include the financials of VIE.

Loan to Strategy & Communication (Hong Kong) Group Limited and BJ Galaxy Management Consulting Company is non-interest bearing, secured and has no fixed terms of repayment.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

10.	INCOME TAXES (…/Cont’d)

The entities within the Company file separate tax returns in the respective tax jurisdictions that they operate.

The Company is incorporated in the British Virgin Islands, the laws of which do not require the Company to pay any income taxes or other taxes based on income, business activity or assets. The Company has subsidiaries domiciled and operating in other countries and those entities file separate tax returns in the respective jurisdictions in which they are domiciled or operate.

The Company's consolidated subsidiary, Strategy & Communications (Hong Kong) Group Limited is domiciled in Hong Kong, PRC would be subject to statutory profits tax in that jurisdiction of 16.5% if it incurred revenue and profits there.

The Company's consolidated subsidiary, BJ Galaxy Management Consulting Co. is domiciled in PRC would be subject to statutory profits tax in that jurisdiction of 25% if it incurred revenue and profits there.

The Company's VIE, Beijing Lianhe Chungxiang Advertising Co., Ltd., is domiciled in PRC, is subject to PRC enterprise income tax of 25% respectively for the year ended December 31, 2011.

The Company's entities sustained losses and accordingly no income tax was provided for the year ended December 31, 2011, 2010 and 2009.

As of December 31, 2011, 2010 and 2009, the Company did not have any significant temporary differences and carry forwards that may result in deferred tax. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions or unrecognized tax benefits. The Company classifies interest and/or penalties related to income tax matters in income tax expense. For the year ended December 31, 2011, 2010 and 2009, the Company has not recognized any amount of interest and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

11.	ISSUED CAPITAL

The Company is authorized to issue an unlimited number of shares without par value and such shares shall be ordinary shares and preferred shares with the rights set out in the Amended and Restated Memorandum of Association and Articles of Association.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

12.	ACCUMULATED (LOSSES)/PROFITS

	The Group
	2011	2010	2009

Accumulated (losses)/profits	$(191,816)	$3,458	$50

Balance brought forward from the beginning of the year	$3,458	$50	$(1,250)
Net (loss)/profit attributable to members of the Company	(195,274)	3,408	1,300

Balance carried forward at the end of the year	$(191,816)	$3,458	$50

	The Company
	2011	2010	2009

Accumulated (losses)/profits	$(127,080)	$3,458	$50

Balance brought forward from the beginning of the year	$3,666	$50	$(1,250)
Net (loss)/profit attributable to members of the Company	(130,746)	3,616	1,300
Balance carried forward at the end of the year	$(127,080)	$3,666	$50

13.	LIQUIDITY AND CAPITAL MANAGEMENT

Capital comprises of share capital and reserves stated on the statement of financial position. The Company's objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders.

In 2011, the Company generated negative operating cash flows. The Company issued capital raise funds during 2011 which, together with operations, provided sufficient cash resources to its business operations.

The Company expects to receive additional funds from interested investors to support its proposed business expansion plans.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

14.	OPERATING LEASE COMMITMENTS

As of December 31, 2011, the total future minimum lease payments under non-cancellable operating leases in respect of premises, which were based on the closing rate as of December 31, 2011, are as follows:

For the year ended December 31,
2012	$150,705
2013	125,588
TOTAL	$276,293

15.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to current year's presentation.

