Form 20-F/A
period 2011-12-31
GALAXY STRATEGY & COMMUNICATIONS INC.
filed 2012-05-29
CIK 1491521

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

FORM 20-F/A

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

☐ Yes     ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (this “Amended 20-F”) of Galaxy Strategy & Communications, Inc. amends our Annual Report on Form 20-F for the year ended December 31, 2011 that was filed with the Securities and Exchange Commission on May 4, 2012 (the “Original 20-F”). This Amended 20-F is filed solely to add Exhibits 4.2 through 4.7 that were omitted from the Original 20-F.  Except as described above, no other amendments are being made to the Original 20-F.  This Amended 20-F does not reflect events occurring after the Original 20-F or modify or update the disclosure contained therein in any way other than as required to reflect the amendments discussed above.  The complete text of Item 19. Exhibits, as amended, is repeated in this Amended 20-F.

This Amended 20-F consists solely of the preceding cover page, this explanatory note, amended Item 19. Exhibits, the signature page and Exhibits 4.2 through 4.7.

Item 19.    Exhibits

Exhibits and Exhibit Index.    The following Exhibits are filed as part of this annual report and incorporated herein by reference to the extent applicable:

Exhibit Index

Exhibit No.	Description

1	Memorandum and Articles of Association (1)

1.1	Second Amended and Restated Memorandum and Articles of Association (2)

2	Specimen Ordinary Shares Certificate (1)

4.1	Cash Advance Letter dated April 26, 2010 (1)

4.2	Exclusive Consulting Services Agreement between Galaxy Beijing and Beijing Lianchuang dated July 8, 2011

4.3	Agreement for Exclusive Purchase Right by and among Galaxy Beijing, Beijing Lianchuang and Ms. Xu dated July 8, 2011

4.4	Letter of Authorization by Ms. Xu dated July 8, 2011

4.5	Equity Pledge Agreement by and among Galaxy Beijing, Beijing Lianchuang and Ms. Xu dated July 8, 2011

4.6	Agreement to Issue Shares by and among our Company, Galaxy Beijing, Beijing Lianchuang, Ms. Xu and Le Wang Limited dated July 8, 2011

4.7	Deed for Non-competition Undertaking by Ms. Xu in favor of H. K. Strategy and Beijing Lianchuang dated July 8, 2011

8	Subsidiaries (3)

12.1	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (3)

13.1	Certificate of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350 (3)

(1) – Previously filed with the Registrant’s Registration Statement on Form 20-F on May 7, 2010.

(2) – Previously filed with the Registrant’s Annual Report on Form 20-F on February 28, 2011.

(3) – Previously filed with the Registrant’s Annual Report on Form 20-F on May 4, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALAXY STRATEGY & COMMUNICATIONS INC.

May 29, 2012	By:	/s/ QIANG WU
		Name:	Qiang Wu
		Title:	Chief Executive Officer