Form 20-F/A
period 2011-12-31
GALAXY STRATEGY & COMMUNICATIONS INC.
filed 2012-12-21
CIK 1491521

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

FORM 20-F/A

(amendment no. 2)

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

We raised capital from new issuance of stock for cash proceeds of $658,000 during 2011. Our principal sources of liquidity have been cash generated from capital raises, and are expected to continue to remain so over the near term.

Our current assets are comprised of accounts receivable, prepaid expenses and cash and cash equivalents. As of December 31, 2011, our accounts receivable were nil, and prepaid expenses amounted to $12,559, which were the prepaid rental expense for our office in Beijing. We had $447,214 of cash and cash equivalents at December 31, 2011.

Our current liabilities consist of accrued liabilities and other payables. As of December 31, 2011, our accounts payable were nil. Accrued liabilities and other payables amounted to $18,669, substantially all of which represented outstanding fees payable to professionals and outstanding reimbursement of business expenses.

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

Item 6.  Directors, Senior Management and Employees

A. Directors and senior management.  Our directors and senior management are:

Qiang Wu, age 44, Mr. Wu served as a senior consultant for Oriental Patron Financial Group (“OP”) from October 2008 to March 2010, when Mr. Wu joined our Company as the Chief Executive Officer and as our Principal Financial Officer.  As the Head of Principal Investment, Mr. Wu helped OP to develop the overall strategy and execution of investment projects in China, as well as originating suitable investment opportunities in China.  Mr. Wu also worked at JP Morgan Securities (Asia Pacific) Limited in Hong Kong from January 2006 to May 2008 as an Executive Director of Investment Banking Division, in which position Mr. Wu was responsible for business development and origination of China business.  From August 2001 to September 2005, Mr. Wu worked at The Hongkong and Shanghai Banking Corporation Limited, serving functions as Co-Head of Corporate Finance, and then subsequently as the Head of China Coverage and a Director of Corporate Finance under the Division of Corporate, Investment Banking and Markets.  Mr. Wu joined the financial service industry in 1996 and has been working in Hong Kong and China for the past 14 years.  Mr. Wu holds MBA degree in Finance and Economics from the New York University, Stern School of Management, and also a BBA degree in Accounting from Baruch College, CUNY, in New York City.

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

Item 15.         Controls and Procedures

Evaluation of disclosure controls and procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2011 pursuant to Rule 13a-15 under the Securities Exchange Act of 1934.  In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Our review of our disclosure controls and procedures are intended to assure that they are designed at a reasonable assurance level and are effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, the Company's disclosure controls and procedures were not effective due to our management’s failure to prepare its report on internal controls over financial reporting in a timely manner. We plan on taking measures to implement a process by which management is alerted to events requiring disclosure.

Management's report on internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of accurate financial statements, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on the Company’s assessment, it believes that, as of December 31, 2011, the Company’s internal control over financial reporting was effective based on those criteria.

Attestation of Internal Control Over Financial Reporting

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting for the Company. As the Company is a non-accelerated filer, management's report is not subject to attestation by our independent registered public accounting firm pursuant to Section 404(c) of the Sarbanes-Oxley Act of 2002

Changes in internal control over financial reporting.

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

Item 19.    Exhibits

Exhibits and Exhibit Index.    The following Exhibits are filed as part of this annual report and incorporated herein by reference to the extent applicable:

Exhibit Index

Exhibit No.	Description

1	Memorandum and Articles of Association (1)

1.1	Second Amended and Restated Memorandum and Articles of Association (1)

2	Specimen Ordinary Shares Certificate (1)

4.1	Cash Advance Letter dated April 26, 2010 (1)

4.2	Exclusive Consulting Services Agreement between Galaxy Beijing and Beijing Lianchuang dated July 8, 2011 (1)

4.3	Agreement for Exclusive Purchase Right by and among Galaxy Beijing, Beijing Lianchuang and Ms. Xu dated July 8, 2011 (1)

4.4	Letter of Authorization by Ms. Xu dated July 8, 2011 (1)

4.5	Equity Pledge Agreement by and among Galaxy Beijing, Beijing Lianchuang and Ms. Xu dated July 8, 2011 (1)

4.6	Agreement to Issue Shares by and among Galaxy Beijing, Beijing Lianchuang, Ms. Xu and Le Wang Limited dated July 8, 2011 (1)

4.7	Deed for Non-competition Undertaking by Ms. Xu in favor of Beijing Lianchuang dated July 8, 2011 (1)

8	Subsidiaries (1)

12.1	Certificate of Principal Executive Officer and Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Principal Executive Officer and Principal Financial Officer Pursuant to Title 18, United States Code, Section 1350

(1) – Filed previously.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALAXY STRATEGY & COMMUNICATIONS INC.

December 21, 2012	By:	/s/ QIANG WU
		Name:	Qiang Wu
		Title:	Chief Executive Officer

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

CONTENTS

Pages

Report of Independent Registered Public Accounting Firm	1

Consolidated Statements of Financial Position	2

Consolidated Statements of Income and Comprehensive (loss)/income	3 - 4

Consolidated Statement of Changes in Shareholders’ Equity	5

Consolidated Statements of Cash Flows	6

Notes to the Consolidated Financial Statements	7 - 19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

We have audited the accompanying consolidated statement of financial position of Galaxy Strategy & Communications Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidat ed statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Galaxy Strategy & Communications Inc. and Subsidiaries as of December 31, 2011 and 2010, the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

