Form 20-F
period 2012-12-31
GALAXY STRATEGY & COMMUNICATIONS INC.
filed 2013-05-02
CIK 1491521

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2012.

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

Item 17 ☐       Item 18 ☐

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

A.  Our directors and senior management are:

Qiang Wu, CEO, Principal Financial Officer and Director.  Unit 202, 2/F Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong.  Mr. Wu has served as CEO, Principal Financial Officer and director of the Company since March 20, 2010.

B.  Our legal advisers are Blank Rome LLP, 405 Lexington Avenue, New York, NY 10174.

C.  Our auditors during the three fiscal years ended December 31, 2012 are: UHY Vocation HK CPA Limited, 3/F Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A. Selected financial data.  The following table presents selected financial data for the three most recent financial years ended December 31, 2012, 2011 and 2010.

Selected Financial Data	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
Revenue	$24,000	$23,995	$126,955
Operating (Loss)/Income	$(276,800)	$(771,415)	$3,408
Net (Loss)/Income	$(276,350)	$(771,274)	$3,408
(Loss)/Income per share	$(0.0736)	$(0.2262)	$0.0014
Total Assets	$247,187	$512,698	$161,676

The official currency of the British Virgin Islands is the United States dollar.  The Company’s functional currency is the United States dollar.  Therefore, a description of the exchange rate between the British Virgin Islands and United States dollar is not applicable.

B. Capitalization and indebtedness.: This item is not required on an annual report.

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

From the date of inception through December 31, 2012, we have accumulated losses of $1,044,166 based on a limited scope of operations and limited revenues.  There can be no assurance that we will achieve meaningful profitability in the future as we attempt to expand our business. If we are not profitable and cannot obtain sufficient capital we may have to cease our operations.

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

Our future business and results of operations depend in significant part upon the continuing contribution of Mr. Qiang Wu, our CEO, Principal Financial Officer and Director.  We expect to rely on Mr. Wu for client referrals and client services.  Mr. Wu currently devotes substantially all of his time to our business.  If Mr. Wu ceases to be employed by us, we may have difficulty finding a suitable replacement with equal leadership and industry experience, and our business would suffer because we will not have the leadership needed to capitalize on market opportunities and to direct our growth, leading to a possible decrease in revenues and inappropriate capital investments in projects that may not benefit our long-term growth.

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

On February 25, 2011, we issued 500,000 preferred shares to all of our existing shareholder of ordinary shares, based on a ratio of 1 preferred share allotted to every 5 ordinary shares held on that day.  As of December 31, 2012, we had 500,000 preferred shares outstanding. The preferred shares vote together with the ordinary shares on all matters as to which our shareholders are entitled to vote. Each preferred shares is entitled to 100 votes. On December 31, 2012, the preferred shares were entitled to an aggregate of 50,000,000 votes, or 93.89% of the total votes that may be cast by our shareholders. Our holders of preferred shares may change in the future and may have conflicting interests with the holders of our ordinary shares and may vote in a different manner than the holders of our ordinary shares.

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

Item 4.   Information on the Company

A. History and Development of the Company.

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

Pursuant to an Agreement for Exclusive Purchase Right, Galaxy Beijing has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, the entire equity interest in Beijing Lianchuang from Ms. Xu. As we have not exercised the purchase right to date, we have only an indirect interest in Beijing Lianchuang, and we have decided not to exercise certain control power granted to us pursuant to the Letter of Authorization signed by Ms. Xu, and therefore, the financial results of Beijing Lianchuang have not been consolidated with our financial statements for the two years ended December 31, 2012.  If we intend to consolidate the financial results of Beijing Lianchuang into our financial statements in the future, we will choose to exercise our purchase right, or full control power over the activities of Beijing Lianchuang, taking into consideration the cost and effort involved and our expansion plans among other things.

B. Business Overview.

The Company is principally engaged in the business of providing advice on products, branding and communications, public relations, financial and other consulting services. The Company assists various Chinese clients in business strategies and branding analysis and provides independent advice to clients on matters such as product growth strategy, how to present a positive corporate image, how to effectively communicate with outside parties, how to build a brand in the market place, and public relations. Through management’s network of people and contacts, the Company introduces clients to potential business collaborators and advises on government relations. Additionally, we advise on financial strategy such as initial public offerings (“IPOs”), pre-IPO financing, post-financing matters, financial officer placement, and managing the relationship between a client’s financial officer and other officers. In the above financial transactions, we do not necessarily advise on all the related issues, rather, we provide advice only in selected areas where we believe we can add value.

We typically charge success fees to be received upon completion of our clients’ transactions. We believe this approach creates trust in existing and potential clients. In performing our work to our clients, we often seek third parties advice from our network of experts such as investment bankers, lawyers, accountants and valuation experts. Our practice is to structure our arrangements with these third-party experts to compensate them upon consummation of our own service to our clients and our receipt of success fee. We believe our network of third-party professional contacts is a key asset of our practice.

In the past few years, we focused on building our network and relations in the market place by working with various parties, and continuously developing our service capabilities. We have sought to obtain client engagements through recommendations and referrals from our officers’ contacts and their attendance at industry forums and conferences. We promote our Company and our service capability mainly through our networking and reputation and image of our key personnel. We established a PRC subsidiary and opened an office in Beijing in 2011 to better service our clients in the PRC.

Additionally, through our interests in Beijing Lianchuang, we are engaged in the advertising service business in the PRC, a subsector of the marketing and communications service industry. Our main business is marketing and communications services, through which we advise and help clients, and provide advice on products, branding and communications, public relations, financial and other consulting services. Through the contractual arrangements with Beijing Lianchuang, we have expanded our businesses in the PRC.

Under applicable PRC laws, rules and regulations, to invest in the advertising industry, foreign investors must have at least two years of direct operations in the advertising industry as their core businesses outside of the PRC. We are a BVI company and a foreign legal person under PRC laws and we do not currently directly operate any advertising business outside of the PRC. Therefore, we do not qualify under PRC regulations to directly own equity interest in advertising services providers. Accordingly, our subsidiary, Galaxy Beijing, is ineligible to apply for the required licenses for providing advertising services in the PRC. We operate an advertising services business through contractual arrangements with Beijing Lianchuang, our affiliated entity. These contractual arrangements entitle us to exercise effective control over Beijing Lianchuang and receive a substantial portion of the economic benefits from the company.

Our strategy is to continue to develop our network of business contacts, work with third-party consultants and professional parties, and pursue suitable business transactions for our Chinese clients. We do not intend to be a generalist to all potential clients, rather, we intend to add value where we have unique skill sets, leveraging our relationships. Our strategy is to continue to close transactions to further build our credentials, and build long-term relationships with our clients.

As of the date of this report, we have a staff of nine full time personnel, including Qiang Wu, our Chief Executive Officer, who now devotes substantially all of his business time to our operations. We intend to further increase our staffing in the future based on the business needs by hiring professionals who have significant prior experience in business and consulting services to Chinese clients. We may also engage professionals as third-party consultants on our projects, and eventually hire them as our full time employees as our business grows further.

We are seeking to increase the completion rate of our potential transactions by focusing on the types of transactions which are expected to provide a higher rate of success. We intend to systemize our evaluation process to determine which transactions have a higher chance of completion and, therefore, revenue to be recognized by us.

We operate in a highly competitive environment among other companies offering similar or identical services in the Chinese market. Many of our competitors are larger with more established businesses than us and have substantially greater resources than we do.

C. Organizational Structure.

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

D. Property, Plants and Equipment.

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

Comparison of fiscal years ended December 31, 2012 and 2011

Revenue

Our 2012 revenue was $24,000, mostly unchanged as compared to our revenue in 2011. Although there was no large-scaled transaction successfully completed in 2012, during the year, we continued to develop our service capabilities and client relationships in China, including through our office in Beijing, establish long-term client relationships, and enter into discussions with a greater number of potential clients, working with outside consultants and service professionals.

Cost of service

Our 2012 cost of service was $11,119, in line with the volume of our businesses, compared to $11,342 in 2011. The cost of service mainly included cost of performing our services to our clients, for example business travel expenses.

Gross profit

Our gross profit was $12,881 in 2012, compared to 12,653 in 2011.

Operating expenses

Our operating expenses were $289,681 in 2012, compared to $784,068, or $208,068 excluding the impairment loss in 2011. Our operating expenses primarily consisted of the professional fees paid for legal, accounting and other necessary filing and maintenance expenses related to being a reporting company in the United States, as well as expenses related to maintaining our PRC subsidiary and office in Beijing. The operating expenses in 2011 also included an impairment loss on the intangible assets of $576,000. Excluding the impairment loss, the increase in operating expenses was mainly due to the rental cost for our office in Beijing.

Operating loss

We incurred an operating loss before income tax of $276,350 in 2012, compared to an operating loss of $771,274 in 2011.

Income taxes

We did not pay any income taxes for 2012, as our entities incurred losses in the year.

Net loss

We recorded a net loss of $276,350 in 2012, compared to a net loss of $771,274 in 2011.

Comparison of fiscal years ended December 31, 2011 and 2010

Revenue

Our 2011 revenue was $23,995, compared to $126,955 in 2010. This decrease was mainly due to that there were no larger-scaled transactions for which we were engaged that were successfully completed in 2011. During 2011, we continued to develop our service ability in different aspects, including establishing a PRC subsidiary and opening an office in Beijing to better service our clients in China, entering into discussion with a greater number of potential clients and working with outside consultants and service professionals. We began to establish more stable client relationship during the year compared to 2010.

Cost of service

Our 2011 cost of service was $11,342, compared to $81,090 in 2010. The cost of service decreased along with the reduced volume of businesses.

Gross profit

Our gross profit was $12,653 in 2011, compared to $45,865 in 2010.

Operating expenses

Our operating expenses were $784,068 in 2011, compared to $42,457 in 2010. Our operating expenses primarily consisted of the impairment loss on the intangible assets of $576,000, professional fees paid for legal, accounting and other necessary filing and maintenance expenses related to being a reporting company in the United States, travel and entertainment expenses, as well as expenses related to setting up our PRC subsidiary and opening and maintaining an office in Beijing. During the year, the Company recognized the voting rights worth of $576,000 resulted from the transaction arising from the Company’s subsidiary entering into a series of agreements with Beijing Lianchuang and its controlling shareholder. The voting rights accounted as an intangible asset, was settled by the issue of 230,400 ordinary shares of US$2.50 each. Full provision of impairment has then been provided as there was plan to forfeit the right for the year ended December 31, 2011.The increase in operating expenses was also due to the increased travel and entertainment expenses, and rental cost for our office in Beijing.

Operating loss

We incurred an operating loss of $771,274 in 2011, compared to an operating income of $3,408 in 2010.

Income taxes

We did not pay any income taxes for 2011.

Net loss

We recorded a net loss of $771,274 in 2011, compared to net income of $3,408 in 2010.

B.	Liquidity and capital resources.

Net cash provided by operating activities was negative $269,863, negative $226,205, and positive $40,492, respectively, in 2012, 2011 and 2010. The negative operating cash flows in 2012 and 2011 primarily resulted from our net loss in the respective year.

Net cash used in investing activities amounted to $2,639 in 2012, as compared to $52,922 in 2011. The change mainly resulted from the refund of some utility and rental deposits, partially offset by an increase in our purchase of office equipments and furniture for our office in Beijing. Net cash used in investing activities was $52,922 in 2011, primarily consisting of our purchase of office equipment and furniture, and payment of utility and rental deposits, for our office in Beijing, as compared to nil in 2010.

We did not raise any capital during 2012 but intend to raise additional capital in the near future. Our principal sources of liquidity have been capital raised in the past together with our operations, and are expected to remain so over the near term. We raised capital from new issuance of stock for cash proceeds of $658,000 during 2011, and $25,000 in 2010.

Our current assets are comprised of accounts receivable, prepaid expenses and cash and cash equivalents. As of December 31, 2012, our accounts receivable were nil; prepaid expenses amounted to $16,383, which were the prepaid rental expenses for our office and a staff accommodation in Beijing; we had $177,202 of cash and cash equivalents. As of December 31, 2011, our accounts receivable were nil, and prepaid expenses amounted to $12,559, which were the prepaid rental expense for our office in Beijing; we had $447,214 of cash and cash equivalents.

Our current liabilities consist of accounts payable and accrued liabilities and other payables. As of December 31, 2012, our accounts payable were nil; accrued liabilities and other payables amounted to $26,309, substantially all of which represented outstanding fees payable to third-party service providers such as legal counsels and accountants, and outstanding reimbursement of business expenses. As of December 31, 2011, our accounts payable were nil; accrued liabilities and other payables amounted to $18,669, substantially all of which were outstanding fees payable to professionals and outstanding reimbursement of business expenses.

C.	Research and development, patents and licenses.

None/not applicable.

D.	Trend information.

We will continue to explore opportunities to grow our business and service capabilities, including through acquisitions.

Our strategy is to continue to develop our network of business contacts, work with third-party consultants and professional parties, and pursue suitable business transactions for our Chinese clients. We do not intend to be a generalist to all potential clients, rather, we intend to add value where we have unique skill sets, leveraging our relationships. Our strategy is to continue to close transactions to further build our credentials, and build long-term relationships with our clients. In the meantime, we plan to further increase our staffing in the future based on the business needs by hiring professionals who have significant prior experience in business and consulting services to Chinese clients. We may also engage professionals as third-party consultants on our projects, and eventually hire them as our full time employees as our business grows further.

We are also seeking to increase the completion rate of our potential transactions by focusing on the types of transactions which are expected to provide a higher rate of success. We intend to systemize our evaluation process to determine which transactions have a higher chance of completion and, therefore, revenue to be recognized by us.

As China’s economy has continued to show strength we expect our prospective clients to seek to enter into M&A and financing transactions at a greater rate and therefore potentially result in continually increasing engagements and revenues for us in 2013.

E.	Off-balance sheet arrangements.

None/not applicable.

F. Contractual obligations and commitments.

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2012:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitments	$129,531	$129,531	$-	$-	$-
Total	$129,531	$129,531	$-	$-	$-

G. Safe Harbor.

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

Item 6.  Directors, Senior Management and Employees

A. Directors and senior management.  Our directors and senior management are:

Qiang Wu, age 45, Mr. Wu served as a senior consultant for Oriental Patron Financial Group (“OP”) from October 2008 to March 2010, when Mr. Wu joined our Company as the Chief Executive Officer and as our Principal Financial Officer.  As the Head of Principal Investment, Mr. Wu helped OP to develop the overall strategy and execution of investment projects in China, as well as originating suitable investment opportunities in China.  Mr. Wu also worked at JP Morgan Securities (Asia Pacific) Limited in Hong Kong from January 2006 to May 2008 as an Executive Director of Investment Banking Division, in which position Mr. Wu was responsible for business development and origination of China business.  From August 2001 to September 2005, Mr. Wu worked at The Hongkong and Shanghai Banking Corporation Limited, serving functions as Co-Head of Corporate Finance, and then subsequently as the Head of China Coverage and a Director of Corporate Finance under the Division of Corporate, Investment Banking and Markets.  Mr. Wu joined the financial service industry in 1996 and has been working in Hong Kong and China for the past 15 years.  Mr. Wu holds MBA degree in Finance and Economics from the New York University, Stern School of Management, and also a BBA degree in Accounting from Baruch College, CUNY, in New York City.

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

D.  Employees.

We had 9 employees as of December 31, 2012.  We will consider adding additional employees as needed and expect to continue to use third-party experts.

E.  Share Ownership.

The following tables sets forth, as of April 30, 2013, the beneficial ownership of Ordinary Shares and preferred shares of the Company beneficially owned by (1) each person known to be the beneficial owner of more than 5% of our Ordinary Shares or more than 5% of our preferred shares and (2) each of the members of senior management identified in Item 6.A., above. (The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.)

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

* Less than one percent.

(1)   On April 30, 2013, we had 3,255,400 Ordinary Shares and 500,000 preferred shares outstanding.  Each preferred share entitles the holder to 100 votes. As of April 30, 2013, the total number of votes entitled to be cast at a meeting was 53,255,400.

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

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders.

As of April 30, 2013, our major shareholders own shares of the Company as shown on the table in Item 6E, above.

None of our 3,255,400 issued and outstanding Ordinary Shares as of April 30, 2013 are held by persons in the United States.

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

Pursuant to an Agreement for Exclusive Purchase Right, Galaxy Beijing has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, the entire equity interest in Beijing Lianchuang from Ms. Xu. As we have not exercised the purchase right to date, we have only an indirect interest in Beijing Lianchuang, and we have decided not to exercise certain control power granted to us pursuant to the Letter of Authorization signed by Ms. Xu, and therefore, the financial results of Beijing Lianchuang have not been consolidated with our financial statements for the year ended December 31, 2012.  If we intend to consolidate the financial results of Beijing Lianchuang into our financial statements in the future, we will choose to exercise our purchase right, or full control power over the activities of Beijing Lianchuang, taking into consideration the cost and effort involved and our expansion plans among other things.

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

C. Interests of experts and counsel.

Not applicable.

Item 8.  Financial Information

A.  Consolidated Statements and Other Financial Information.

The financial statements as required under Item 8 are attached hereto and found immediately following the text of this Annual report.

B.  Significant Changes.

There have been no significant changes to our financial condition since December 31, 2012.

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

Item 12.  Description of Securities Other than Equity Securities

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

Item 15.         Controls and Procedures

Disclosure controls and procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2012 pursuant to Rule 13a-15 under the Securities Exchange Act of 1934. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

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

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, the Company's disclosure controls and procedures were effective.

Management's annual report on internal control over financial reporting

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on the Company’s assessment, it believes that, as of December 31, 2012, the Company’s internal control over financial reporting was effective based on those criteria.

Attestation of internal control over financial reporting

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting for the Company. As the Company is a non-accelerated filer, management's report is not subject to attestation by our independent registered public accounting firm pursuant to Section 404(c) of the Sarbanes-Oxley Act of 2002.

Changes in internal control over financial reporting

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

Item 16C.      Principal Accountant Fees and Services

Audit Fees:  The aggregate fees for each of the last two fiscal years ended December 31, 2012 for professional services rendered by UHY Vocation, our principal accountant for the audit of our annual financial statements, were $8,800 for fiscal 2012 and $14,500 for fiscal 2011.

Audit-Related Fees:  None.

Tax Fees:  UHY Vocation did not render or bill for any services relating to tax compliance, tax advice or tax planning during the last two fiscal years.

All Other Fees:  UHY Vocation did not provide any products or other services during the last two fiscal years.

Item 16D.      Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.       Purchase of Equity Securities by the Issuers and Affiliated Purchasers

The following Affiliates of the Company purchased our Ordinary Shares in the fiscal year ended December 31, 2012.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2012-January 31, 2012	0	N/A	N/A	N/A
February 1, 2012 - February 28, 2012	0	N/A	N/A	N/A
March 1, 2012 - March 31, 2012	0	N/A	N/A	N/A
April 1, 2012 - April 30, 2012	0	N/A	N/A	N/A
May 1, 2012 - May 31, 2012	0	N/A	N/A	N/A
June 1, 2012 - June 30, 2012	0	N/A	N/A	N/A
July 1, 2012 - July 31, 2012	0	N/A	N/A	N/A
August 1, 2012 - August 31, 2012	0	N/A	N/A	N/A
September 1, 2012 - September 30, 2012	0	N/A	N/A	N/A
October 1, 2012 - October 31, 2012	0	N/A	N/A	N/A
November 1, 2012 - November 30, 2012	0	N/A	N/A	N/A
December 1, 2012 - December 31, 2012	0	N/A	N/A	N/A

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

Item 19.    Exhibits

Exhibits and Exhibit Index.    The following Exhibits are filed as part of this annual report and incorporated herein by reference to the extent applicable:

Exhibit Index

Exhibit No.	Description

1	Memorandum and Articles of Association (1)

1.1	Second Amended and Restated Memorandum and Articles of Association (1)

2	Specimen Ordinary Shares Certificate (1)

4.1	Exclusive Consulting Services Agreement between Galaxy Beijing and Beijing Lianchuang dated July 8, 2011 (1)

4.2	Agreement for Exclusive Purchase Right by and among Galaxy Beijing, Beijing Lianchuang and Ms. Xu dated July 8, 2011 (1)

4.3	Letter of Authorization by Ms. Xu dated July 8, 2011 (1)

4.4	Equity Pledge Agreement by and among Galaxy Beijing, Beijing Lianchuang and Ms. Xu dated July 8, 2011 (1)

4.5	Agreement to Issue Shares by and among Galaxy Beijing, Beijing Lianchuang, Ms. Xu and Le Wang Limited dated July 8, 2011 (1)

4.6	Deed for Non-competition Undertaking by Ms. Xu in favor of Beijing Lianchuang dated July 8, 2011 (1)

8	Subsidiaries (1)

12.1	Certificate of Principal Executive Officer and Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Principal Executive Officer and Principal Financial Officer Pursuant to Title 18, United States Code, Section 1350

(1) – Incorporated by reference to the appropriate exhibit to the Registrant’s Form 20-F for the year ended December 31, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALAXY STRATEGY & COMMUNICATIONS INC.

May 1, 2013	By:	/s/ QIANG WU
		Name:	Qiang Wu
		Title:	Chief Executive Officer and Principal Financial Officer

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

CONTENTS

Pages

Report of Independent Registered Public Accounting Firm	1

Consolidated Statements of Financial Position at December 31, 2012 and 2011	2

Consolidated Statements of Income and Comprehensive (loss)/income for the Years Ended December 31, 2012 , 2011 and 2010	3 - 4

Consolidated Statement of Changes in Stockholders' Equity for the Years Ended December 31, 2012 and 2011	5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	6

Notes to the Consolidated Financial Statements	7 - 27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

We have audited the accompanying consolidated statement of financial position of Galaxy Strategy & Communications Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of Galaxy Strategy & Communications Inc. and Subsidiaries as of December 31, 2012 and 2011, the consolidated results of its operations and its consolidated cash flows for each of the years in the three year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 3, the Company has restated its consolidated financial statements as of and for the year ended December 31, 2011 to recognize voting rights valued at $576,000 resulting from the issuance of 230,400 ordinary shares of US$2.50 each. An impairment loss was recognized for the voting rights as a result of a plan to forfeit the rights for the year ended December 31, 2011. Our opinion is not modified with respect to that matter.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the consolidated financial statements, the Company has continuous loss and negative net cash flow from operating for the year ended 31 December 2012 and 2011. These conditions raise substantial doubt about its ability to continue as a going concern.   Management’s plans in regard to these matters are more fully described in Note 2.  The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

UHY VOCATION HK CPA LIMITED

Certified Public Accountants, April 30, 2013.

Hong Kong, the People’s Republic of China

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN US DOLLARS)

	Note		December 31,
			2012	2011
				(restated)
Assets
Non current assets
Property, plant and equipment, net	6f, 9		$14,495	$5,652
Utility and rental deposits	8		39,107	47,273
			53,602	52,925
Current assets
Prepaid expenses	10		16,383	12,559
Cash and cash equivalents	6	e	177,202	447,214
Total current assets			193,585	459,773

Total assets			$247,187	$512,698

Liabilities and shareholders' equity

Shareholders' equity

Preferred stock,
500,000 shares authorized with no par value; 500,000 shares outstanding as of December 31,2012 and 500,000 shares outstanding as of December 31,2011	14		$-	$-
Common stock,
Ordinary shares, 10,000,000 shares authorized with no par value; 3,255,400 shares outstanding as of December 31, 2012 and 3,255,400 shares as of December 31, 2011	14		-	-
Additional paid in capital			1,651,030	1,651,030
Accumulated (losses)/profits	15		(1,044,166)	(767,816)
Subscription receivable			(392,000)	(392,000)
Translation reserve	16		6,014	2,815

Total shareholders' equity			220,878	494,029

Current liabilities
Accrued liabilities and other payables	11		26,309	18,669
Total current liabilities			26,309	18,669

Total liabilities			26,309	18,669

Total liabilities and shareholders' equity			$247,187	$512,698

See accompanying notes to consolidated financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE(LOSS)/INCOME

(IN US DOLLARS)

	Note	For the Year Ended December 31,
		2012	2011	2010
			(restated)
Revenue	6h	$24,000	$23,995	$126,955
Cost of service		(11,119)	(11,342)	(81,090)
Gross profit		12,881	12,653	45,865

Operating expenses:
Impairment loss on intangible asset		-	(576,000)	-
General and administrative expenses		(289,681)	(208,068)	(42,457)

Total operating expenses		(289,681)	(784,068)	(42,457)

Operating (loss)/income		(276,800)	(771,415)	3,408
Other income:
Interest income	6h	450	141	-
Operating (loss)/income before income tax expense		(276,350)	(771,274)	3,408

Income tax expenses		-	-	-
Net (loss)/income for the year		$(276,350)	$(771,274)	$3,408

(Loss)/earnings per share
- Basic and diluted	6j	$(0.0736)	$(0.2262)	$0.0014

Weighted average ordinary and preferred shares outstanding

- Basic and diluted	6j	3,755,400	3,408,715	2,500,000

See accompanying notes to consolidated financial statements.

3

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE(LOSS)/INCOME

(IN US DOLLARS)

	Note	For the Year Ended December 31,
		2012	2011	2010
			(restated)
Net (loss)/income		$(276,350)	$(771,274)	$3,408

Other comprehensive income
- Foreign exchange translation gain	6k	3,199	2,815	-

Total comprehensive (losses)/income		$(273,151)	$(768,459)	$3,408

See accompanying notes to consolidated financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(IN US DOLLARS)

	Note	Common Stock		Preferred Stock
		Number of shares	Amount	Number of shares	Amount	Additional Paid-in capital	Accumulated profits/(losses)	Subscription receivable	Translation reserve	Total shareholders' equity
Balance, December 31, 2010		2,500,000	$-	-	$-	$25,030	$3,458	$-	$-	$28,488

Net loss		-	-	-	-	-	(771,274)	-	-	(771,274)

Additional shares issued	1	755,400	-	500,000	-	1,626,000	-	-	-	1,626,000

Subscription receivable		-	-	-	-	-	-	(392,000)	-	(392,000)

Foreign currency translation gain	6k	-	-	-	-	-	-	-	2,815	2,815

Balance, December 31, 2011 (restated)		3,255,400	$-	500,000	$-	$1,651,030	$(767,816)	$(392,000)	$2,815	$494,029

Net loss		-	-	-	-	-	(276,350)	-	-	(276,350)

Foreign currency translation gain	6k	-	-	-	-	-	-	-	3,199	3,199

Balance, December 31, 2012		3,255,400	$-	500,000	$-	$1,651,030	$(1,044,166)	$(392,000)	$6,014	$220,878

See accompanying notes to consolidated financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US DOLLARS)

		For the year ended December 31,
	Note	2012	2011	2010
			(restated)
Cash flows from operating activities:

Net (loss)/income after tax		$(276,350)	$(771,274)	$3,408

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	6f, 9	2,957	134	-
Interest income	6h	(450)	(141)	-
Impairment loss on intangible asset		-	576,000	-
Changes in assets and liabilities:
Accounts receivable		-	96,154	(90,154)
Prepaid expenses	10	(3,656)	(12,559)	-
Accounts payable		-	(72,754)	72,754
Accrued liabilities and other payables	11	7,636	(41,765)	54,484
Net cash (used in)/generated from operating activities		(269,863)	(226,205)	40,492

Cash flows from investing activities:
Purchase of property, plant and equipment	6f, 9	(11,645)	(5,790)	-
Utility and rental deposits	8	8,556	(47,273)	-
Interest income received	6h	450	141	-
Net cash used in investing activities		(2,639)	(52,922)	-

Cash flows from financing activities:
Issue of ordinary shares for cash		-	658,000	25,000
Subscription receivable		-	-	30
Net cash flows generated from financing activities		-	658,000	25,030

Net (decrease)/ increase in cash and Cash equivalents		(272,502)	378,873	65,522

Effect on change of exchange rates		2,490	2,819	-

Cash and cash equivalents at the beginning of the year		447,214	65,522	-
Cash and cash equivalents at the ended of the year		$177,202	$447,214	$65,522

Non-cash financing transaction

During the year ended December 31, 2011, there was a subscription receivable of $392,000 for 196,000 ordinary shares at a price of $2.00 per share.

During the year ended December 31, 2011, the Company received voting rights amounting to $576,000 in exchange for issuance of 230,400 ordinary shares at a price of $2.50 each.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

The Company was established in the British Virgin Islands ("BVI") on January 12, 2000 as a limited liability company. The address of its registered office is Unit 202, 2/F Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong

The Company is principally engaged in the business of providing advice on products, branding and communications, public relations, financial and other consulting services.

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

On February 26, 2011, the Company held 2,500,000 ordinary shares and announced to allot and issue 500,000 preferred shares. One preferred share was issued for every 5 issued ordinary shares held by existing shareholders. Each preferred shares is entitled to 100 votes on all matters as to which their shareholders are entitled to vote.

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

On July 8, 2011, the Company’s subsidiary “Galaxy Beijing” signed special purpose entity (“SPE”) agreements with Beijing Lianhe Chuangxiang Advertising Co., Ltd. (“Beijing Lianhe”) and its controlling shareholder, Ms. Haijun Xu to obtain 100% voting interest of “Beijing Lianhe”. “Galaxy Beijing” will provide consultation and technical service on operation for “Beijing Lianhe”. The Company issued 230,400 ordinary shares of US$2.50 each to Le Wang Limited, an entity majority owned and controlled by Ms. Haijuan Xu, up to 115,200 of shares which are subject to forfeiture in the event certain earnings targets of “Beijing Lianhe” are not met, in connection with the SPE transaction to obtain control of “Beijing Lianhe”.

“Galaxy Beijing” initially had the power to control the activities of “Beijing Lianhe” through its rights solely obtained under power of attorney. Furthermore voting rights of “Beijing Lianhe” were pledged for guarantee of consultancy service fee. However, Galaxy Beijing subsequently determined that it would forfeit its right in “Beijing Lianhe”. As a result, Galaxy Beijing did not have certain control power to control the activities of “Beijing Lianhe” during the years of 2011 and 2012, therefore, the financials of Beijing Lianhe have not been consolidated into the Company.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (…/Cont’d)

Details of the Company’s subsidiaries which are included in these consolidated financial statements are as follows:

Percentage of
	Place and date of	ownership
Subsidiaries’ names	incorporation	by the Company	Principal activities

Strategy & Communications (Hong Kong) Group Limited	Hong Kong May 6, 2010	100%	Intermediate holding company

BJ Galaxy Management Consulting Company	Beijing, PRC January 27, 2011	100% (through H.K. Strategy)	Subsidiary

2.	GOING CONCERN AND MANAGEMENT’S PLANS

The Company has negative cash flows from operating of $269,863 and $226,205 for the year ended 31 December 2012 and 2011 respectively. The Company intends to raise additional capital. There is no assurance that the Company will be able to raise any equity.

3.	RESTATEMENT

The consolidated financial statements as of and for the year ended December 31, 2011 were originally issued on May 4, 2012 and included in the Company's Amendment No.1 to the report on Form 20F/A filed on December 21, 2012. The discussion of the restatement below describes the cumulative changes between these 2011 financial statements and those originally issued on May 4, 2012.

The consolidated financial statements as of and for the year ended December 31, 2011, as previously issued, have been restated to include the recognition of the voting rights valued at $576,000 resulting from the issuance of 230,400 ordinary shares of US$2.50 each to Le Wang Limited, an entity majority owned and controlled by Ms. Haijuan. 115,200 of such shares which were subject to forfeiture in the event certain earnings targets of “Beijing Lianhe” were not met as described in note 22. The voting rights were accounted as an intangible asset, which was settled by the issue of 230,400 ordinary shares of US$2.50 each. An impairment loss was recognized for the voting rights as a result of a plan to forfeit the rights.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	RESTATEMENT (…/Cont’d)

The following financial statement line items were affected by the restatement:

	As previously
	reported	As restated	Effect of change

Additional paid in capital	$1,075,030	$1,651,030	$576,000
Accumulated losses	(191,816)	(767,816)	(576,000)

Statement of income for the year ended December 31, 2011

	As previously
	reported	As restated	Effect of change

General and administrative expenses	$208,068	$208,068	$-
Impairment loss on intangible asset	-	576,000	576,000
Net loss before taxes	(195,274)	(771,274)	(576,000)

4.	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The Group has adopted the following revised IFRSs for the first time for the current year's financial statements.

IFRS 1 Amendments	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters
IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments: Disclosures - Transfers of Financial Assets
IAS 12 Amendments	Amendments to IAS 12 Income Taxes – Deferred Tax: Recovery of Underlying Assets

The adoption of the revised IFRSs has had no significant financial effect on these financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

5.	ISSUED BUT NOT YET EFFECTIVE IFRSs

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities [2]
IFRS 7 & 9 (Amendments)	Mandatory Effective Date and Transition Disclosure[4]
IFRS 9	Financial Instruments [4]
IFRS 10	Consolidated Financial Statements [2]
IFRS 11	Joint Arrangements [2]
IFRS 12	Disclosure of Interests in Other Entities [2]
IFRS 10, IFRS 11and IFRS 12 Amendments	Amendments to IFRS 10, IFRS 11 and IFRS 12 - Transition Guidance [2]
IFRS 13	Fair Value Measurement [2]
IAS 1 Amendments	Amendments to IAS 1 Presentation of Financial Statements - Presentation of Items of Other Comprehensive Income [1]
IAS 19 (2011)	Employee Benefits [2]
IAS 27 (2011)	Separate Financial Statements [2]
IAS 28 (2011)	Investments in Associates and Joint Ventures [2]
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities [3]
IRRS 1 Amendments	Amendment to IFRS 1- first time adopt of international financial reporting standards -government loans
Annual Improvements	Amendments to a number of IFRSs issued 2009-2011 Cycle in June 2012 [2]

The Group has already commenced and assessment of the impact of these New Standards but is not yet in a position to state whether they would have a significant impact on its results of operations and financial position.

1 Effective for annual periods beginning on or after 1 July 2012

2 Effective for annual periods beginning on or after 1 January 2013

3 Effective for annual periods beginning on or after 1 January 2014

4 Effective for annual periods beginning on or after 1 January 2015

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (IN US DOLLARS)

6.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

a.	Basis of preparation

The consolidated financial statements include the financial statements of the Company for the years ended December 31, 2012, 2011 and 2010. The measurement basis used in the preparation of consolidated the financial statements is the historical basis.

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

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries ("the Group"). Inter-company transactions and balances between group companies together with unrealised profits are eliminated in full in preparing the consolidated financial statements. Unrealised losses are also eliminated unless the transaction provides evidence of impairment on the asset transferred, in which case the loss is recognised in profit or loss

b.	Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS’), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”), Interpretations and Accounting Guidelines issued by the International Accounting Standards Board (“IASB”).

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the company. Note 2 provides information on the changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Company for the current and prior accounting periods reflected in these financial statements. The Company has not applied any new standard or interpretation that is not yet effective for the current accounting year (see Note 5).

c.	Subsidiary

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

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

6.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d.	Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of income and comprehensive (loss)/ income.

e.	Cash and cash equivalents

Cash represents cash in banks and cash on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

f.	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Expenditure for major additions and betterments are capitalized. Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method (after taking into account their respective estimated residual values) over the assets estimated useful lives. Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations. The estimated useful lives of the assets are as follows:

Estimated Life (Years)
Furniture fixtures and office equipment	5

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 6g).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within 'Other income/ other operating expenses' in the statement of comprehensive income.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

6.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

g.	Impairment of non-financial asset

Assets that have an indefinite useful life - for example, goodwill or intangible assets not ready to use - are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

h.	Revenue recognition

The Company generates revenue primarily from providing advisory services to corporate fund raising.

Revenue is recognized when service is provided to the customer.

Interest income is recognised as it accrues using the effective interest method.

i.	Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of income and comprehensive (loss)/ income, or in equity if it relates to items that are recognized in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the end of reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:-

●	where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●	in respect of taxable temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, where the timing of the reversal of the temporary differences can be controlled by the Company and it is probable that the temporary differences will not reverse in the foreseeable future.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

6.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i.	Income taxes

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized except:-

●	where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●	in respect of deductible temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

●	The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

●	Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of reporting period.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

6.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

j.	Earnings per share

Basic earnings per share is computed on the basis of the weighted-average number of shares of our common stock outstanding during the year.

In accordance with Memorandum and Article dated February 25, 2011, it was stated that a preferred share confers on the holders the right to an equal share in any distribution paid by the Company.

The following table sets forth the computation of basic and diluted net (loss)/income per common share:

	For the Years Ended December 31,
	2012	2011	2010
		(restated)
Net (loss)/income per ordinary and preferred share	$(276,350)	$(771,274)	$3,408

Weighted average outstanding ordinary and preferred shares:	3,755,400	3,408,715	2,500,000

Basic and diluted
(Loss)/profit per ordinary and preferred shares: - Basic and diluted	$(0.0736)	$(0.2262)	$0.0014

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

6.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

k.	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (‘the functional currency’). The financial statements are presented in United States dollars (US$), which is the Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of income and comprehensive (loss)/income, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(c)	Group companies

The results and financial position of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	All resulting exchange differences are recognised in other comprehensive income.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

6.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

l.	Financial Instruments

(i)	Financial assets

The Company classifies its financial assets at initial recognition, depending on the purpose for which the asset was acquired. Financial assets at fair value through profit or loss are initially measured at fair value and all other financial assets are initially measured at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets. Regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

Loan and receivable

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (trade debtors), and also incorporate other types of contractual monetary asset. Subsequent to initial recognition, they are carried at amortised cost using the effective interest method, less any identified impairment losses.

(ii)	Impairment loss on financial assets

The Company assesses, at the end of each reporting period, whether there is any objective evidence that financial asset is impaired. Financial asset is impaired if there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset that can be reliably estimated. Evidence of impairment may include:

●	significant financial difficulty of the debtor;
●	a breach of contract, such as a default or delinquency in interest or principal payments;
●	granting concession to a debtor because of debtor’s financial difficulty;
●	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation.

For loan and receivable

An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

(iii)	Financial liabilities

The Company classifies its financial liabilities, depending on the purpose for which the liabilities were incurred. Financial liabilities at amortised costs are initially measured at fair value, net of directly attributable costs incurred.

Financial liabilities at amortised cost including a are subsequently measured at amortised cost, using the effective interest method. The related interest expense is recognised in profit or loss.Gains or losses are recognised in profit or loss when the liabilities are derecognised as well as through the amortisation process.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

7.	OPERATING (LOSS)/INCOME BEFORE INCOME TAX EXPENSE

	The Group
	2012	2011	2010
Profit before income tax is arrived at after charging:		(restated)

Auditors' remuneration	$11,397	$16,043	$8,000
Compensation	10,002	-	-
Depreciation	2,957	134	-
Impairment loss on intangible asset	-	576,000	-
Loss on exchange, net	2,318	502	37

8.	UTILITY AND RENTAL DEPOSITS

Utility and rental deposits of December 31, 2012 and 2011 consist of the following:

	The Group
	2012	2011

Utility and rental deposits	$39,107	$47,273

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of December 31, 2012 and 2011 consist of the following:

The Group
Furniture, fixture
and office equipment

Costs
At January 1, 2012	$5,789
Additions	11,774
Exchange realignment	60
At December 31, 2012	17,623

Accumulated depreciation and impairment losses
At January 1, 2012	$137
Charge for the year	2,989
Exchange realignment	2
At December 31, 2012	3,128

Net carrying amount
At December 31, 2012	$14,495

Costs
At January 1, 2011	$-
Additions	5,789
At December 31, 2011	$5,789

Accumulated depreciation and impairment losses
Charge for the year	$137
At December 31, 2011	$137

Net carrying amount
At December 31, 2011	$5,652

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

10.	PREPAID EXPENSES

Prepaid expenses as of December 31, 2012 and 2011 consist of the following:

	The Group
	2012	2011

Prepaid rental expenses	$14,136	$12,559
Prepaid commercial secretarial fee	2,247	-
	$16,383	$12,559

11. ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of December 31, 2012 and 2011 consist of the following:

	The Group
	2012	2011

Accrued expenses and other payables	$24,676	$12,389
Amount due to a director	1,633	6,280
	$26,309	$18,669

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

12.	INVESTMENT IN SUBSIDIARIES

	The Company
	2012	2011

Unlisted shares, at cost	$576,001	$576,001
Expenses paid on behalf the subsidiary	-	2,454
Expenses paid by the subsidiary	(10,002)	-
Loan receivable from Strategy & Communication (Hong Kong) Group Limited	265,385	265,385
Loan receivable from BJ Galaxy Management Consulting Company	200,000	200,000
	1,031,384	1,043,840

						Percentage
						of equity
	Nominal					directly
	value of			Place and	Class of	attributable
	issued	Issue share		date of	shares	to the
Name	capital	to SPE		incorporation	in issue	Company
Subsidiary

Strategy & Communication (Hong Kong) Group Limited	HK$1.00		-	Hong Kong May 6, 2011	Ordinary	100%
	(equivalent to US$1.00)

Special purpose entity

Beijing Lianhe Chuangxiang Advertising Co., Ltd.	-	US$	576,000	PRC October 10, 2002	Ordinary		*

On November 18, 2010, the shareholder of Strategy & Communication (Hong Kong) Group Limited, Wu Qiang (also director and shareholder of the Company) transferred his share to the Company for consideration of HK$1.00. The subsidiary has not commenced its operation.

*Furthermore, the Company issued 230,400 ordinary shares of US$2.50 each to Le Wang Limited, an entity majority owned and controlled by Ms. Haijuan Xu, the shareholder of Beijing Lianhe on July 8, 2011, up to 115,200 of shares which are subject to forfeiture in the event certain earnings targets of “Beijing Lianhe” are not met, in connection with the SPE transaction to obtain control of “Beijing Lianhe”. However, Galaxy Beijing subsequently determined it would forfeit its rights in “Beijing Lianhe”. As a result, Galaxy Beijing did not have certain power to control the activities of Beijing Lianhe during the year of 2011 and 2012, therefore the financials of Beijing Lianhe has not been consolidated into the Company.

Loan to Strategy & Communication (Hong Kong) Group Limited and BJ Galaxy Management Consulting Company are non-interest bearing, secured and have no fixed terms of repayment.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

13.	INCOME TAXES

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

The Company's SPE, Beijing Lianhe Chungxiang Advertising Co., Ltd., is domiciled in PRC, is subject to PRC enterprise income tax of 25% respectively for the year ended December 31, 2012.

The Company's entities sustained losses and accordingly no income tax was provided for the year ended December 31, 2012, 2011 and 2010.

As of December 31, 2012, 2011 and 2010, the Company did not have any significant temporary differences and carry forwards that may result in deferred tax. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions or unrecognized tax benefits. The Company classifies interest and/or penalties related to income tax matters in income tax expense. For the year ended December 31, 2012, 2011 and 2010, the Company has not recognized any amount of interest and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

14.	ISSUED CAPITAL

The Company is authorized to issue an unlimited number of shares without par value and such shares shall be ordinary shares and preferred shares with the rights set out in the Amended and Restated Memorandum of Association and Articles of Association. As of December 31, 2012 and 2011, 10,000,000 ordinary shares and 500,000 preferred shares are authorized with no par value respectively. A total of 3,255,400 ordinary shares and 500,000 preferred shares are issued and outstanding respectively.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

15.	ACCUMULATED (LOSSES)/PROFITS

	The Group
	2012	2011	2010
		(restated)
Accumulated (losses)/profits	$(1,044,166)	$(767,816)	$3,458

Balance brought forward from the beginning of the year	$(767,816)	$3,458	$50
Net (loss)/profit attributable to members of the Company	(276,350)	(771,274)	3,408
Balance carried forward at the end of the year	$(1,044,166)	$(767,816)	$3,458

16.	TRANSLATION RESERVE

Exchange differences relating to the translation of the results and net assets of the Group's investment from their functional currencies to the Group's presentation currency are recognised in other comprehensive income and accumulated in the translation reserve. .

17.	SUMMARY OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES BY CATEGORY

The following table shows the carrying amount of financial assets and liabilities:

	2012	2011

Financial assets
Loan and receivable:
- Utility and rental deposits	$39,107	$47,273

Financial liabilities
Financial liabilities measured at amortised cost:
- Accrued liabilities and other payables	$26,309	$18,669

The directors consider that the carrying amounts of the above financial instruments approximate their fair values on the grounds that either their maturities are short or their effective interest rates approximate to the discount rates as at December 31, 2012 and 2011.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

18.	FINANCIAL RISK MANAGEMENT

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk), credit risk and liquidity risk. The Company's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Company's financial performance.

(a)	Currency risk

The Group is exposed to currency risk primarily through sales and purchases that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily Renminbi and Hong Kong dollars.

Sensitivity analysis

The following table indicates the approximate change in the Company’s loss after tax (and accumulated losses) and other components of consolidated equity in response to reasonably possible changes in the foreign exchange rates to which the Company has significant exposure at the end of the reporting period.

	2012		2011
	Increase/ (decrease) in foreign exchange rates	Effect on loss after tax and accumulate losses	Increase/ (decrease) in foreign exchange rates	Effect on loss after tax and accumulate losses
The Group	%		%

Renminbi	5%	$3,694	5%	$10,850
	(5)%	(3,694)	(5)%	(10,850)

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to each of the Company entities’ exposure to currency risk for non-derivative financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant.

The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of the next annual reporting period. In this respect, it is assumed that the pegged rate between the Hong Kong dollars and the United States dollars would be materially unaffected by any changes in movement in value of the Hong Kong dollars against other currencies. Results of the analysis as presented in the above table represent an aggregation of the effects on each of the Company entities loss after tax and equity measured in the respective functional currencies, translated into United States dollars at the exchange rate ruling at the end of the reporting period for presentation purposes. The analysis is performed on the same basis for 2011.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

18.	FINANCIAL RISK MANAGEMENT (…/Cont’d)

(b)	Interest rate risk

As the Group has no significant interest-bearing assets and liabilities, the Company’s income and operating cash flows are substantially independent of changes in market interest rate.

(c)	Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that sales are made to customer with an appropriate credit history.

The Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities. The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

(d)	Liquidity risk

The total contractual undiscounted cash flows of the Company’s non-derivative financial liabilities are the same as their carrying amounts as their remaining contractual maturities are within one year as set out as below:

	2012	2011
The Group

Accrued liabilities and other payables	$26,309	$18,669

19.	LIQUIDITY AND CAPITAL MANAGEMENT

Capital comprises of share capital and reserves stated on the statement of financial position. The Company's objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders.

In 2012 and 2011, the Company generated negative operating cash flows. The Company issued capital raise funds during 2011 which, together with operations, provided sufficient cash resources to its business operations.

The Company expects to receive additional funds from interested investors to support its proposed business expansion plans.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

20.	OPERATING LEASE COMMITMENTS

As of December 31, 2012, the total future minimum lease payments under non-cancellable operating leases in respect of premises, which were based on the closing rate as of December 31, 2012, are as follows:

For the year ended
December 31, 2013	$129,531

21.	SEGMENT INFORMATION

During the years ended December 31, 2012, 2011 and 2010, all revenue of the Company represented income from consulting services and therefore no financial information by business segment is presented. Furthermore, as all income is derived from the PRC, no geographical segment is presented.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

22.	SHARE-BASED PAYMENT TRANSACTIONS

Under the terms of an contractual agreement dated July 8, 2011, on an all-or-none basis, if Beijing Lianhe Chuangxiang Advertising Co., Ltd. does not achieve or exceed the net income under International financial reporting for the fiscal years ending December 31, 2013, 2012 and 2011, 115,200 ordinary shares of the Company, as detailed below shall need to be forfeited:

			Shares need to be forfeited
	Achieved Net Income		(amounts do not accumulate)
2011	RMB	1,030,000	38,000
2012	RMB	1,030,000	38,000
2013	RMB	1,040,000	39,200

As the management does not have control on the SPE's activities, there have been no financial reports under International Financial Reporting Standards prepared for the year ended December 31, 2012 and 2011. It was unknown to the management whether the profits target had been reached and no shares had been forfeited or returned to the Company for cancellation as of December 31, 2012.

23.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issued on April 30, 2013.

