Form 20-F
period 2013-12-31
GALAXY STRATEGY & COMMUNICATIONS INC.
filed 2014-04-29
CIK 1491521

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2013.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  3,117,160 ordinary shares with no par value.

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

B.  Our legal advisers are Blank Rome LLP, 405 Lexington Avenue, New York, NY 10174.

C.  Our auditors during the three fiscal years ended December 31, 2013 are: UHY Vocation HK CPA Limited, 3/F Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A. Selected financial data.  The following table presents selected financial data for the three most recent financial years ended December 31, 2013, 2012 and 2011.

Selected Financial Data	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
Revenue	$14,400	$24,000	$23,995
Operating Loss	$(261,868)	$(276,800)	$(771,415)
Net Loss	$(261,752)	$(276,350)	$(771,274)
Loss per Share	$(0.0710)	$(0.0736)	$(0.2262)
Total Assets	$43,061	$247,187	$512,698

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

From the date of inception through December 31, 2013, we have accumulated losses of $1,305,918 based on a limited scope of operations and limited revenues.  There can be no assurance that we will achieve meaningful profitability in the future as we attempt to expand our business. If we are not profitable and cannot obtain sufficient capital we may have to cease our operations.

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

We periodically evaluate acquisitions and other strategic transactions that appear to fit within our overall business strategy. Integrating these acquisitions may involve certain risks, including:

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

The M&A Rule on Merger and Acquisitions of Domestic Enterprises by Foreign Investors (the “New M&A Rules”) established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies and special anti-monopoly submissions for parties meeting certain reporting thresholds. We may grow our business in part by acquiring other businesses. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Our five shareholders holding the largest percentage of voting stock, including our CEO, own approximately 63.28% of our outstanding ordinary shares and 83.63% of the votes.

As of the date of the filing of this annual report, our five largest shareholders of voting stock, including Mr. Wu, our CEO and director, own approximately 63.28% of our outstanding ordinary shares and 83.63% of the votes.  As a result, these shareholders will control the elections of our board of directors and all other matters submitted to a vote of the Company’s shareholders. Such concentration of share ownership may have the effect of discouraging, delaying or preventing a change in control of the Company.

As of December 31, 2013, we had 500,000 preferred shares outstanding. The preferred shares vote together with the ordinary shares on all matters as to which our shareholders are entitled to vote. Each preferred shares is entitled to 100 votes. On December 31, 2013, the preferred shares were entitled to an aggregate of 50,000,000 votes, or 94.13% of the total votes that may be cast by our shareholders. Our holders of preferred shares may change in the future and may have conflicting interests with the holders of our ordinary shares and may vote in a different manner than the holders of our ordinary shares.

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

Our auditor, like other independent registered public accounting firms operating in China, is registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, but has not yet been inspected, and as such, investors currently do not have the benefit of PCAOB oversight.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB and are required by U.S. law to undergo regular inspections by the PCAOB to assess their compliance with U.S. law and professional standards in connection with their audits of public company financial statements filed with the SEC. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, the audit work and practices of its auditor, like other registered audit firms operating in China, is currently not inspected by the PCAOB. The inability of the PCAOB to conduct inspections of auditors in China also makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Item 4.   Information on the Company

A. History and Development of the Company.

Galaxy Strategy & Communications Inc. is a limited liability company incorporated on January 12, 2000 under the laws of the British Virgin Islands as Calendar Profits Limited.  The address and phone number of the Company are Unit 202, 2/F Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong, 852-2821-3373.

The Company is engaged in providing advice on products, branding and communications, public relations, financial and other consulting services.  Given the business nature being consulting and advisory, we do not have any material capital expenditure or major physical assets.  Our business is not regulated by any PRC or BVI regulators, and therefore we do not need to apply or maintain any particular industry qualification license.  In 2009, we completed a project where we advised a PRC manufacturer, based in central China, in its fund raising activities in the US, and we provided advice on matters such as how to make effective presentations, how to understand and address questions raised by various parties during the process, and how to describe the current events in China.

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

On July 8, 2011, we, through Galaxy Beijing, our wholly-owned subsidiary in the PRC, entered into a series of agreements with Beijing Lianhe Chuangxiang Advertising Co., Ltd. (“Beijing Lianchuang”, a company incorporated in the PRC with limited liability, principally engaged in the advertising services business) and its controlling shareholder, Haijuan Xu, which provide us effective control over Beijing Lianchuang and its subsidiaries as per the clauses stated in the agreements. In addition, on the same date, the parties entered into (i) an Agreement to Issue Shares under which the Company agreed to issue 230,400 ordinary shares in accordance with Xu’s instructions, up to 115,200 of which are subject to forfeiture in the event certain earnings targets of Beijing Lianchuang are not met, and (ii) a Deed for Non-competition Undertaking in favor of Beijing Lianchuang and the Company. At Ms. Xu’s instructions, the ordinary shares were issued to Le Wang Limited, an entity which is majority-owned and controlled by Ms. Xu.

In October 2012, our subsidiary H.K. Strategy injected additional capital in the amount of HK$1,250,000 into Galaxy Beijing, our wholly-owned subsidiary in the PRC, increasing Galaxy Beijing’s registered capital to HK$1,750,000.

On May 28, 2013, the signing parties of the series of agreements originally entered into on July 8, 2011 (the “July 2011 Agreements”), including, among others, the Company, Galaxy Beijing, Beijing Lianchuang and Haijuan Xu, entered into an agreement (the “Termination Agreement”) to terminate all the July 2011 Agreements. Under the Termination Agreement:

•	all the July 2011 Agreements are terminated;

•	upon termination, all responsibilities and obligations of the parties shall cease to have effect immediately, except for the confidentiality obligations provided for in the July 2011 Agreements;

•	Ms. Xu will continue to work with and provide assistance as a consultant to the Company;

•	138,240 of the 230,400 ordinary shares previously issued were forfeited and returned to the Company for cancellation; and

•	except as provided in the Termination Agreement, neither party shall have any further liability, claim or other request, responsibility, or obligation to the other.

On August 20, September 16, and September 20, 2013, respectively, the Company entered into agreements with three individual shareholders to reduce the purchase prices previously paid by them for their shares to better reflect the current situation of the Company. These shareholders were among the earlier supporters of our Company, and remained helpful in providing their time and guidance throughout our business development over the past years. We recognize that the Company's business development has been steady, but slower than the management's own expectations, therefore we and these shareholders had reached mutual agreement to adjust the purchase prices. As a result, the subscription receivable in an aggregate amount of $392,000 has been cancelled.

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

We typically charge success fees to be received upon completion of our clients’ transactions. We believe this approach creates trust in existing and potential clients. In performing our work to our clients, we often seek third parties work and advice from our network of experts such as business advisors, investment bankers, lawyers, accountants and valuation experts. Our practice is to structure our arrangements with these third-party experts to compensate them upon consummation of our own service to our clients and our receipt of success fee. We believe in team effort and are willing to share the success and economic benefits with our partners. We believe our network of third-party professional contacts is a key asset of our practice.

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

During 2013, the PRC service market experienced significant slowdown, mainly due to a slower Chinese economy; at the same time, the new government leadership was re-examining the overall policy which would affect the business development, economic reform, and many other sectors including the marketing and communications services. Many small- to mid-sized service firms, including Beijing Lianchuang, faced additional uncertainty, some had to take a wait-to-see approach, and some had to re-adjust their development strategy. After careful examining of the situation, we concluded that it was to the benefit of all parties to terminate the July 2011 Agreements. We decided to let the current uncertainty in China unfold in the coming six to twelve months before we pursue the acquisition strategy in this sector.

We intend to continue to pursue our strategy of developing and growing our business in the marketing and communications service, although the timing of certain activities may be delayed by the re-alignment of the overall Chinese economy and hence its impact on our sector.

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

As of the date of this report, we have a staff of three full time personnel, including Qiang Wu, our Chief Executive Officer, who now devotes substantially all of his business time to our operations.

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

C. Organizational Structure.

The following diagram illustrates our corporate structure as of the date of this report:

à Equity interest

“Galaxy Beijing”	Galaxy Strategy & Communications (Beijing) Management Co., Ltd., our wholly-owned subsidiary in the PRC

D. Property, Plants and Equipment.

On August 30, 2011, we entered into a 24 month lease agreement for a 209.11 square meter facility at Level 5, Tower 3, China Central Place, 77 Jianguo Road, Chaoyang District, Beijing, PRC, at approximately $12,500 (RMB79,044) per month. This facility serves as the corporate office for Galaxy Beijing. This lease agreement expired on 9 November 2013.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

A.	Operating results.

Comparison of fiscal years ended December 31, 2013 and 2012

Revenue

Our 2013 revenue was $14,400, compared to $24,000 in 2012. The decrease was mainly due to that there were no larger-scaled transactions that were successfully completed in 2013, and the slowdown in the Chinese economy also affected our business. During 2013, we continued to develop our service ability and long-term client relationships in China, including entering into discussion with a greater number of potential clients and working with outside consultants and service professionals.

Cost of service

Our 2013 cost of service was $3,953, compared to $11,119 in 2012. The cost of service decreased along with the reduced volume of businesses.

Gross profit

Our gross profit was $10,447 in 2013, compared to $12,881 in 2012.

Operating expenses

Our operating expenses were $272,315 in 2013, compared to $289,681 in 2012. Our operating expenses primarily consisted of the professional fees paid for legal, accounting and other necessary filing and maintenance expenses related to being a reporting company in the United States, travel and other business-related expenses reimbursement, as well as expenses related to maintaining our PRC subsidiary and office in Beijing. The decrease in operating expenses was in line with the reduced volume of businesses.

Operating loss

We incurred an operating loss before income tax of $261,752 in 2013, compared to an operating loss of $276,350 in 2012.

Income taxes

We did not pay any income taxes for 2013.

Net loss

We recorded a net loss of $261,752 in 2013, compared to net loss of $276,350 in 2012.

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

Net cash provided by operating activities was negative $192,552, negative $269,863, and negative $226,205, respectively, in 2013, 2012 and 2011. The negative operating cash flows in 2013 and 2012 primarily resulted from our net loss in the respective year. The negative operating cash flows in 2011 primarily resulted from our net loss in the year and changes in working capital, but after the exclusion of a non-cash impairment loss on intangible assets.

Net cash generated from investing activities amounted to $35,716 in 2013, as compared to negative $2,639 in 2012. The change mainly resulted from the refund of some utility and rental deposits, and that there was no purchase of office equipment and furniture as in 2012. Net cash used in investing activities was $52,922 in 2011, primarily consisting of our purchase of office equipment and furniture, and payment of utility and rental deposits, for our office in Beijing.

We did not raise any capital during 2013 but may seek to raise additional capital in the future. Our principal sources of liquidity have been capital raised in the past together with our operations, and financial support provided by our director, and are expected to remain so over the near term. We raised capital from new issuance of stock for cash proceeds of $658,000 during 2011. The amount due to our director, Mr. Qiang Wu, amounted to $60,651 as of December 31, 2013, including non interest bearing loans of $48,641. Our director intends to provide continuing financial support to the Company as and when needed.

Our current assets are comprised of prepaid expenses and cash and cash equivalents. As of December 31, 2013, our prepaid expenses amounted to $4,905, which were mainly the prepaid rental expenses for our registered office in Beijing and a staff accommodation in Beijing; we had $22,553 of cash and cash equivalents. As of December 31, 2012, our prepaid expenses amounted to $16,383, which were the prepaid rental expenses for our office in Beijing and a staff accommodation in Beijing; we had $177,202 of cash and cash equivalents.

Our current liabilities consist of accrued liabilities and other payables. As of December 31, 2013, our accrued liabilities and other payables amounted to $80,622, including the amount due to our director, amount due to a shareholder, outstanding fees payable to professionals and outstanding reimbursement of business expenses. As of December 31, 2012, our accrued liabilities and other payables amounted to $26,309, substantially all of which represented outstanding fees payable to third-party service providers such as legal counsels and accountants, and outstanding reimbursement of business expenses.

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

Although China’s economy has experienced slowdown and restructuring, we remain confident on the long-term prospects of the Chinese economy and our sector. We intend to continue to pursue our strategy of developing and growing our business in the marketing and communications service, although the timing of certain activities may be delayed by the re-alignment of the overall Chinese economy and hence its impact on our sector.

E.	Off-balance sheet arrangements.

None/not applicable.

F.	Contractual obligations and commitments.

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2013:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitments	$1,982	$1,982	$-	$-	$-
Total	$1,982	$1,982	$-	$-	$-

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

Item 6.  Directors, Senior Management and Employees

A. Directors and senior management.  Our directors and senior management are:

Qiang Wu, age 46, Mr. Wu served as a senior consultant for Oriental Patron Financial Group (“OP”) from October 2008 to March 2010, when Mr. Wu joined our Company as the Chief Executive Officer and as our Principal Financial Officer.  As the Head of Principal Investment, Mr. Wu helped OP to develop the overall strategy and execution of investment projects in China, as well as originating suitable investment opportunities in China.  Mr. Wu also worked at JP Morgan Securities (Asia Pacific) Limited in Hong Kong from January 2006 to May 2008 as an Executive Director of Investment Banking Division, in which position Mr. Wu was responsible for business development and origination of China business.  From August 2001 to September 2005, Mr. Wu worked at The Hong Kong and Shanghai Banking Corporation Limited, serving functions as Co-Head of Corporate Finance, and then subsequently as the Head of China Coverage and a Director of Corporate Finance under the Division of Corporate, Investment Banking and Markets.  Mr. Wu joined the financial service industry in 1996 and has been working in Hong Kong and China for the past 17 years.  Mr. Wu holds MBA degree in Finance and Economics from the New York University, Stern School of Management, and also a BBA degree in Accounting from Baruch College, CUNY, in New York City.

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

D.  Employees.

We had three employees as of December 31, 2013.  We will consider adding additional employees as needed and expect to continue to use third-party experts.

 E.  Share Ownership.

The following tables sets forth, as of April 25, 2014, the beneficial ownership of Ordinary Shares and preferred shares of the Company beneficially owned by (1) each person known to be the beneficial owner of more than 5% of our Ordinary Shares or more than 5% of our preferred shares and (2) each of the members of senior management identified in Item 6.A., above. (The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.)

Name	Ordinary Shares	Ordinary Shares )	Preferred Shares	Preferred Shares (%)	Voting (%) (1)
Qiang Wu	591,500	18.98%	143,300	28.66%	28.09%
Bingren Wu (2)	668,000	21.43%	133,600	26.72%	26.41%
Mingwang Lu	300,000	9.62%	-	-	* %
Plumpton Group Limited (3)	247,500	7.94%	49,500	9.90%	9.78%
Ma Wai Yee Christine	245,500	7.88%	49,100	9.82%	9.71%
Pinger Zhang	220,000	7.06%	49,000	9.80%	9.64%

* Less than one percent.

(1)   On April 25, 2014, we had 3,117,160 Ordinary Shares and 500,000 preferred shares outstanding.  Each preferred share entitles the holder to 100 votes. As of April 25, 2014, the total number of votes entitled to be cast at a meeting was 53,117,160.

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

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders.

As of April 25, 2014, our major shareholders own shares of the Company as shown on the table in Item 6E, above.

None of our 3,117,160 issued and outstanding Ordinary Shares as of April 25, 2014 are held by persons in the United States.

In April 2010, we sold 2,457,970 Ordinary Shares at a price of $0.01 per share.  Our CEO and director, Mr. Wu, purchased 676,470 Ordinary Shares on the same terms and conditions as the other investors.  Prior to the offering, there were 42,030 Ordinary Shares outstanding, of which Mr. Wu held 40,030.  Most of our other major shareholders acquired their shares in the April 2010 offering. On February 25, 2011 we amended our Memorandum and Articles of Association to authorize the Board of Directors to issue preferred shares of Company stock as discussed in Item 10, below.  On February 25, 2011, our director approved an issuance of 500,000 Preferred Shares pro rata among the current holders of our Ordinary Shares as of February 25, 2011 on the basis of 1 Preferred Share for every 5 issued and outstanding Ordinary Shares.  In connection with the preferred share issuance, Qiang Wu was issued 143,300 preferred shares. In April 2011, the Company issued and sold to three accredited investors an aggregate of 500,000 Ordinary Shares. Also in April 2011, we issued 25,000 Ordinary Shares to Qiang Wu in exchange for the cancellation of the $50,000 principal amount loan made to us in April 2010. In July 2011, we agreed to issue to Le Wang Limited 230,400 Ordinary Shares (of which 115,200 Ordinary Shares are subject to potential forfeiture), pursuant to the Agreement to Issue Shares. In July 2013, upon termination of the July 2011 Agreements, 138,240 of the 230,400 Ordinary Shares previously issued to Le Wang Limited were forfeited and returned to the Company for cancellation. In August and September 2013, the Company entered into agreements with the three shareholders who purchased an aggregate of 500,000 Ordinary Shares in April 2011, to reduce the purchase prices for the shares.

We know of no arrangement the operation of which may at a subsequent date result in a change in control.  Our major shareholder does not have different voting rights.

B.  Related Party Transactions.

In April 2010, we sold 2,457,970 Ordinary Shares at a price of $0.01 per share.  Our CEO and director, Mr. Wu, purchased 676,470 Ordinary Shares on the same terms and conditions as the other investors.

In April 2010, Mr. Wu loaned us $50,000 without interest with a due date of April 26, 2011. In April 2011, we issued 25,000 Ordinary Shares to Qiang Wu in exchange for the cancellation of the $50,000 principal amount loan.

On April 28, 2011, the Company’s subsidiary, H.K. Strategy injected HK$500,000 capital to Galaxy Beijing, an wholly-owned subsidiary with registered capital of HK$500,000 newly incorporated in Beijing (People’s Republic of China) on January 27, 2011.

In October 2012, H.K. Strategy injected additional capital in the amount of HK$1,250,000 into Galaxy Beijing, our wholly-owned subsidiary in the PRC, increasing Galaxy Beijing’s registered capital to HK$1,750,000.

On July 8, 2011, we, through Galaxy Beijing entered into a series of agreements (the “July 2011 Agreements”) with Beijing Lianchuang and its controlling shareholder, Haijuan Xu, which provide us effective control over Beijing Lianchuang and its subsidiaries as per the clauses stated in the agreements. In addition, on the same date, the parties entered into (i) an Agreement to Issue Shares under which the Company agreed to issue 230,400 ordinary shares in accordance with Xu’s instructions, up to 115,200 of which are subject to forfeiture in the event certain earnings targets of Beijing Lianchuang are not met, and (ii) a Deed for Non-competition Undertaking in favor of Beijing Lianchuang and the Company. At Ms. Xu’s instructions, the ordinary shares were issued to Le Wang Limited, an entity which is majority owned and controlled by Ms. Xu.

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

On May 28, 2013, the parties to the agreements (the July 2011 Agreements) entered into an agreement (the “Termination Agreement”) to terminate all the July 2011 Agreements. Under the Termination Agreement:

•	all the July 2011 Agreements are terminated;

•	upon termination, all responsibilities and obligations of the parties shall cease to have effect immediately, except for the confidentiality obligations provided for in the July 2011 Agreements;

•	Ms. Xu will continue to work with and provide assistance as a consultant to the Company;

•	138,240 of the 230,400 ordinary shares previously issued were forfeited and returned to the Company for cancellation; and

•	except as provided in the Termination Agreement, neither party shall have any further liability, claim or other request, responsibility, or obligation to the other.

In 2013, Mr. Wu loaned us an aggregate of $48,641 without interest, with the repayment period being indefinite or to be further agreed upon in the future.

 C. Interests of experts and counsel.

Not applicable.

Item 8.  Financial Information

A.  Consolidated Statements and Other Financial Information.

The financial statements as required under Item 8 are attached hereto and found immediately following the text of this Annual report.

B.  Significant Changes.

There have been no significant changes to our financial condition since December 31, 2013.

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

Material contracts.

Lease Agreement

On August 30, 2011, we entered into a 24 month lease agreement for a 209.11 square meter facility at Level 5, Tower 3, China Central Place, 77 Jianguo Road, Chaoyang District, Beijing, PRC, at approximately $12,500 (RMB79,044) per month. This facility serves as the corporate office for Galaxy Beijing. This lease agreement expired on 9 November 2013.

Agreements Relating to Beijing Lianchuang

On July 8, 2011 we, through Galaxy Beijing, our wholly-owned subsidiary in the PRC, entered into the July 2001 Agreements with Beijing Lianchuang and its controlling shareholder, Haijuan Xu, which provide us effective control over Beijing Lianchuang and its subsidiaries as per the clauses stated in the agreements.

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

On May 28, 2013, the parties to the agreements (the July 2011 Agreements) entered into an agreement (the “Termination Agreement”) to terminate all the July 2011 Agreements. Under the Termination Agreement:

•	all the July 2011 Agreements are terminated;

•	upon termination, all responsibilities and obligations of the parties shall cease to have effect immediately, except for the confidentiality obligations provided for in the July 2011 Agreements;

•	Ms. Xu will continue to work with and provide assistance as a consultant to the Company;

•	138,240 of the 230,400 ordinary shares previously issued were forfeited and returned to the Company for cancellation; and

•	except as provided in the Termination Agreement, neither party shall have any further liability, claim or other request, responsibility, or obligation to the other.

Amendments to Share Purchase Agreements

On August 20, September 16, and September 20, 2013, respectively, the Company entered into agreements with three individual shareholders to reduce the purchase prices previously paid by them for their shares to better reflect the current situation of the Company. These shareholders were among the earlier supporters of our Company, and remained helpful in providing their time and guidance throughout our business development over the past years. We recognize that the Company's business development has been steady, but slower than the management's own expectations, therefore we and these shareholders had reached mutual agreement to adjust the purchase prices. As a result, the subscription receivable in an aggregate amount of $392,000 has been cancelled.

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

Item 14.         Material Modifications to the Rights Of Security Holders And Use of Proceeds

Not Applicable

Item 15.         Controls and Procedures

Disclosure controls and procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2013 pursuant to Rule 13a-15 under the Securities Exchange Act of 1934. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

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

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2013, the Company's disclosure controls and procedures were effective.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on the Company’s assessment, it believes that, as of December 31, 2013, the Company’s internal control over financial reporting was effective based on those criteria.

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

Item 16C.      Principal Accountant Fees and Services

Audit Fees:  The aggregate fees for each of the last two fiscal years ended December 31, 2013 for professional services rendered by UHY Vocation, our principal accountant for the audit of our annual financial statements, were 9,680 for fiscal 2013 and $8,800 for fiscal 2012.

Audit-Related Fees:  None.

Tax Fees:  UHY Vocation did not render or bill for any services relating to tax compliance, tax advice or tax planning during the last two fiscal years.

All Other Fees:  UHY Vocation did not provide any products or other services during the last two fiscal years.

Item 16D.      Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.       Purchase of Equity Securities by the Issuers and Affiliated Purchasers

The Company purchased our Ordinary Shares in the fiscal year ended December 31, 2013.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2013-January 31, 2013	0	N/A	N/A	N/A
February 1, 2013 - February 28, 2013	0	N/A	N/A	N/A
March 1, 2013 - March 31, 2013	0	N/A	N/A	N/A
April 1, 2013 - April 30, 2013	0	N/A	N/A	N/A
May 1, 2013 - May 31, 2013	0	N/A	N/A	N/A
June 1, 2013 - June 30, 2013	0	N/A	N/A	N/A
July 1, 2013 - July 31, 2013	138,240	Nil*	N/A	N/A
August 1, 2013 - August 31, 2013	0	N/A	N/A	N/A
September 1, 2013 - September 30, 2013	0	N/A	N/A	N/A
October 1, 2013 - October 31, 2013	0	N/A	N/A	N/A
November 1, 2013 - November 30, 2013	0	N/A	N/A	N/A
December 1, 2013 - December 31, 2013	0	N/A	N/A	N/A

* 138,240 shares previously issued were forfeited and returned to the Company for cancellation upon termination of the July 2011 Agreements.

There were no purchases of Ordinary Shares by “affiliated purchasers” in the fiscal year ended December 31, 2013.

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

Item 19.    Exhibits

Exhibits and Exhibit Index.    The following Exhibits are filed as part of this annual report and incorporated herein by reference to the extent applicable:

Exhibit Index

Exhibit No.	Description

1	Memorandum and Articles of Association (1)

1.1	Second Amended and Restated Memorandum and Articles of Association (1)

2	Specimen Ordinary Shares Certificate (1)

4.1	Exclusive Consulting Services Agreement between Galaxy Beijing and Beijing Lianchuang dated July 8, 2011 (1)

4.2	Agreement for Exclusive Purchase Right by and among Galaxy Beijing, Beijing Lianchuang and Ms. Xu dated July 8, 2011 (1)

4.3	Letter of Authorization by Ms. Xu dated July 8, 2011 (1)

4.4	Equity Pledge Agreement by and among Galaxy Beijing, Beijing Lianchuang and Ms. Xu dated July 8, 2011 (1)

4.5	Agreement to Issue Shares by and among Galaxy Beijing, Beijing Lianchuang, Ms. Xu and Le Wang Limited dated July 8, 2011 (1)

4.6	Deed for Non-competition Undertaking by Ms. Xu in favor of Beijing Lianchuang dated July 8, 2011 (1)

4.7	Termination Agreement entered into on May 28, 2013 by and among Ms. Haijuan Xu, Le Wang Limited, Beijing Lianhe Chuangxiang Advertising Co., Ltd., Galaxy Strategy & Communications (Beijing) Management Co., Ltd., Galaxy Strategy & Communications Inc. and Strategy & Communications (Hong Kong) Group Limited

8	Subsidiaries (1)

12.1	Certificate of Principal Executive Officer and Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Principal Executive Officer and Principal Financial Officer Pursuant to Title 18, United States Code, Section 1350

(1) – Incorporated by reference to the appropriate exhibit to the Registrant’s Form 20-F for the year ended December 31, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALAXY STRATEGY & COMMUNICATIONS INC.

April 28, 2014	By:	/s/ QIANG WU
		Name:	Qiang Wu
		Title:	Chief Executive Officer and Principal Financial Officer

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Pages

Report of Independent Registered Public Accounting Firm	F1

Consolidated Statements of Financial Position at December 31, 2013 and 2012	F2

Consolidated Statements of Operations and Other comprehensive loss for the Years Ended December 31, 2013, 2012 and 2011	F3 - F4

Consolidated Statement of Changes in Stockholders' Equity for the Years Ended December 31, 2013 and 2012	F5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2012 and 2011	F6

Notes to the Consolidated Financial Statements	F7 - F25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

We have audited the accompanying consolidated statement of financial position of Galaxy Strategy & Communications Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and other comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial positions of Galaxy Strategy & Communications Inc. and Subsidiaries as of December 31, 2013 and 2012, the consolidated results of its operations and its consolidated cash flows for each of the years in the three year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4a to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4a. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY VOCATION HK CPA LIMITED

UHY VOCATION HK CPA LIMITED

Certified Public Accountants,

Hong Kong, the People’s Republic of China

April 25, 2014

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN US DOLLARS)

		December 31,
	Notes	2013	2012

Assets
Non current assets
Property, plant and equipment, net	4f & 6	$11,471	$14,495
Utility and rental deposits	5	4,132	39,107
		15,603	53,602
Current assets
Prepaid expenses		4,905	16,383
Cash and cash equivalents		22,553	177,202
Total current assets		27,458	193,585

Total assets		$43,061	$247,187

Liabilities and shareholders' equity

Shareholders' equity
Preferred stock,
unlimited shares authorized with no par value;
unlimited shares outstanding as of December 31,2013 and
unlimited shares outstanding as of December 31,2012	11	$-	$-
Common stock,
Ordinary shares, unlimited shares authorized with no par value; 3,117,160 shares outstanding as of December 31, 2013 and 3,255,400 shares as of December 31, 2012	11	-	-
Additional paid in capital		1,259,030	1,651,030
Accumulated losses	12	(1,305,918)	(1,044,166)
Subscription receivable		-	(392,000)
Translation reserve	13	9,327	6,014

Total shareholders' equity		(37,561)	220,878

Liabilities
Current liabilities
Accrued liabilities and other payables	8	80,622	26,309
Total current liabilities		80,622	26,309

Total liabilities		80,622	26,309

Total liabilities and shareholders' equity		$43,061	$247,187

See accompanying notes to consolidated financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

(IN US DOLLARS)

	Note	For the Year Ended December 31,
		2013	2012	2011

Revenue	4h	$14,400	$24,000	$23,995
Cost of service		(3,953)	(11,119)	(11,342)
Gross profit		10,447	12,881	12,653

Operating expenses:
Impairment loss on intangible asset		-	-	(576,000)
General and administrative expenses		(272,315)	(289,681)	(208,068)

Total operating expenses		(272,315)	(289,681)	(784,068)

Operating loss		(261,868)	(276,800)	(771,415)
Other income:
Interest income	4h	116	450	141
Operating loss before income tax expense		(261,752)	(276,350)	(771,274)
Income tax expenses		-	-	-
Net loss for the year		$(261,752)	$(276,350)	$(771,274)

Loss per share
- Basic and diluted	4j	$(0.0710)	$(0.0736)	$(0.2262)

Weighted average ordinary and preferred shares outstanding

- Basic and diluted	4j	3,685,333	3,755,400	3,408,715

See accompanying notes to consolidated financial statements.

F-3

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

(IN US DOLLARS)

	Note	For the Year Ended December 31,
		2013	2012	2011

Net loss		$(261,752)	$(276,350)	$(771,274)

Other comprehensive income
- Foreign exchange translation gain	4k	3,313	3,199	2,815

Total comprehensive losses		$(258,439)	$(273,151)	$(768,459)

See accompanying notes to consolidated financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(IN US DOLLARS)

	Note	Common Stock		Preferred Stock
		Number of shares	Amount	Number of shares	Amount	Additional Paid-in capital	Accumulated losses	Subscription receivable	Translation reserve	Total shareholders' equity
Balance, December 31, 2011		3,255,400	$-	500,000	$-	$1,651,030	$(767,816)	$(392,000)	$2,815	$494,029

Net loss		-	-	-	-	-	(276,350)	-	-	(276,350)

Foreign currency translation gain	4k	-	-	-	-	-	-	-	3,199	3,199

Balance, December 31, 2012		3,255,400	$-	500,000	$-	$1,651,030	$(1,044,166)	$(392,000)	$6,014	$220,878

Cancellation of shares	11	(138,240)	-	-	-	-	-	-	-	-

Cancellation of subscription receivable		-	-	-	-	(392,000)	-	392,000	-	-

Net loss		-	-	-	-	-	(261,752)	-	-	(261,752)

Foreign currency translation gain	4k	-	-	-	-	-	-	-	3,313	3,313

Balance, December 31, 2013		3,117,160	$-	500,000	$-	$1,259,030	$(1,305,918)	$-	$9,327	$(37,561)

See accompanying notes to consolidated financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US DOLLARS)

		For the year ended December 31,
	Notes	2013	2012	2011
Cash flows from operating activities:

Net loss after tax		$(261,752)	$(276,350)	$(771,274)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	4f & 6	3,397	2,957	134
Interest income	4h	(116)	(450)	(141)
Impairment loss on intangible asset		-	-	576,000
Changes in assets and liabilities:
Accounts receivable		-	-	96,154
Prepaid expenses	7	11,786	(3,656)	(12,559)
Accounts payable		-	-	(72,754)
Accrued liabilities and other payables	8	54,133	7,636	(41,765)
Net cash used in operating activities		(192,552)	(269,863)	(226,205)

Cash flows from investing activities:
Purchase of property, plant and equipment	4f & 6	-	(11,645)	(5,790)
Utility and rental deposits	5	35,600	8,556	(47,273)
Interest income received	4h	116	450	141
Net cash generated from/(used in) investing activities		35,716	(2,639)	(52,922)

Cash flows from financing activities:
Issue of ordinary shares for cash		-	-	658,000
Net cash flows generated from financing activities		-	-	658,000

Net (decrease)/increase in cash and Cash equivalents		(156,836)	(272,502)	378,873

Effect on change of exchange rates		2,187	2,490	2,819

Cash and cash equivalents at the beginning of the year		177,202	447,214	65,522
Cash and cash equivalents at the ended of the year		$22,553	$177,202	$447,214

Non-cash financing transaction

During the year ended December 31, 2013, The Company cancelled the issued 115,200 ordinary shares to Le Wang Limited and 23,040 ordinary shares held in the name of Galaxy Palace Limited.

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

On February 25, 2011, the Company is authorized to issue an unlimited number of shares without par value and such shares shall be ordinary shares and preferred shares with the rights set out in the Amended and Restated Memorandum of Association and Articles of Association. There are an unlimited authorized number of shares as at December 31, 2013 and 2012..

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

“Galaxy Beijing” initially had the power to control the activities of “Beijing Lianhe” through its rights solely obtained under power of attorney. Furthermore voting rights of “Beijing Lianhe” were pledged for guarantee of consultancy service fee. However, Galaxy Beijing subsequently determined that it would forfeit its right in “Beijing Lianhe”. Galaxy Beijing did not have certain control power to control the activities of “Beijing Lianhe” during the years of 2011 and 2012. Therefore, the financials of Beijing Lianhe have not been consolidated into the Company.

The 2011 financial statement has been restated to include the recognition of the voting rights valued at $576,000 resulting from the issuance of 230,400 ordinary shares of US$2.50 each to Le Wang Limited, an entity majority owned and controlled by Ms. Haijuan. 115,200 of such shares which were subject to forfeiture in the event certain earnings targets of “Beijing Lianhe” were not met.  The voting rights were accounted as an intangible asset, which was settled by the issue of 230,400 ordinary shares of US$2.50 each. An impairment loss was recognized for the voting rights as a result of a plan to forfeit the rights in restated 2011 financial statement.

On May 28, 2013, The Company, “Galaxy Beijing” and “Beijing Lianhe” signed the termination of special purpose entity (“SPE”) agreements dated on July 8, 2011 with“Beijing Lianhe”. Therefore, the financials of Beijing Lianhe have not been consolidated into the Company during the years 2013.

On June 29, 2013, The Company cancelled the issued 115,200 ordinary shares to Le Wang Limited and 23,040 ordinary shares held in the name of Galaxy Palace Limited. Galaxy Palace Limited is the name of one of the shareholder which beneficiaries are the same as Le Wang Limited.  They have interest in the Lianhe. As during 2013, the PRC service market experienced significant slowdown, mainly due to a slower Chinese economy; at the same time, the new government leadership was re-examining the overall policy which would affect the business development, economic reform, and many other sectors including the marketing and communications services.  Many small- to mid-sized service firms, including “Beijing Lianhe”, faced additional uncertainty, some had to take a wait-to-see approach, and some had to re-adjust their development strategy.  After careful examining of the situation, the Company concluded that it was to the benefit of all parties to terminate the July 2011 Agreements.

Details of the Company’s subsidiaries which are included in these consolidated financial statements are as follows:

Percentage of
	Place and date of	ownership
Subsidiaries’ names	incorporation	by the Company	Principal activities

Strategy & Communications (Hong Kong) Group Limited	Hong Kong May 6, 2010	100%	Intermediate holding company

BJ Galaxy Management Consulting Company	Beijing, PRC January 27, 2011	100% (through H.K. Strategy)	Subsidiary

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

2.	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The Group has adopted the following revised IFRSs for the first time for the current year's financial statements.

Amendments to IAS 1	Presentation of Items of Other Comprehensive Income
Amendments to IFRS 7	Disclosures – Offsetting Financial Assets and Financial Liabilities
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Agreements
IFRS 12	Disclosure of Interest in Other Entities
IFRS 13	Fair Value Measurement
IAS 28 (as revised in 2011)	Investments in Associates and Joint Ventures
IAS 19 (as revised in 2011)	Employee Benefits

The adoption of the revised IFRSs has had no significant financial effect on these financial statements.

3.	ISSUED BUT NOT YET EFFECTIVE IFRSs

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

IFRS 9 (as revised in 2011)	Financial Instruments [2]
Amendments to IFRS 7 and IFRS 9	Mandatory Effective Date and Transition
Disclosures[2]
Amendments to IFRS 10, IFRS 12	Amendments to IFRS 10, IFRS 12 and
and IFRS 27 (2011)	IFRS 27 (2011) – Investment Entities[2]
Amendments to IAS 32	Amendments to HKAS 32 Financial Instruments:
Presentation - Offsetting Financial Assets and
Financial Liabilities [1]
Amendments to IAS 36	Impairment of assets’ on recoverable amount
disclosures [1]
Amendments to IAS 39	Financial Instruments: Recognition and Measurement
– Novation of derivatives [1]
IFRIC – Int 21	Levies [1]

The Group has not early adopted these new standards, amendments and interpretations to existing standards in the financial statements for the year ended 31 December 2013. The adoption of the above new standards, amendments and interpretations to existing standards in future periods is not expected to result in substantial changes to the Group’s accounting policies.

The Group will adopt the above new standards, amendments and interpretations when they become effective.

1 Effective for annual periods beginning on or after 1 January 2014

2 Effective for annual periods beginning on or after 1 January 2015

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

4.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation

The consolidated financial statements include the financial statements of the Company for the years ended December 31, 2013, 2012 and 2011. The measurement basis used in the preparation of consolidated the financial statements is the historical basis.

At 31 December 2013, the Company has a deficit in shareholders' funds of $37,561. The directors of the Company have confirmed their intentions to provide continuing financial support to the Company so as to enable it to meet its liabilities as and when they fall due and to enable the Company to continue its operations for the foreseeable future. The directors believe that the Company will continue as a going concern. Consequently, the directors have prepared the financial statements on a going concern basis.

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

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both amount and future periods.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries ("the Group"). Inter-company transactions and balances between group companies together with unrealised profits are eliminated in full in preparing the consolidated financial statements. Unrealised losses are also eliminated unless the transaction provides evidence of impairment on the asset transferred, in which case the loss is recognised in profit or loss.

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

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the company. Note 2 provides information on the changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Company for the current and prior accounting periods reflected in these financial statements. The Company has not applied any new standard or interpretation that is not yet effective for the current accounting year (see Note 3).

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

4.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

c.	Subsidiary

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

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of operations and other comprehensive (loss)/ income.

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

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 4g).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within 'Other income/ other operating expenses' in the statement of comprehensive income.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

4.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

g.	Impairment of non-financial asset

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

Income tax comprises current and deferred tax. Income tax is recognized in the statement of income and comprehensive (loss)/income, or in equity if it relates to items that are recognized in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the end of reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:-

●	where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●	in respect of taxable temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, where the timing of the reversal of the temporary differences can be controlled by the Company and it is probable that the temporary differences will not reverse in the foreseeable future.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

4.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

i.	Income taxes

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized except:-

●	where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●	in respect of deductible temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

●	The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

●	Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of reporting period.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

4.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

j.	Losses per share

Basic losses per share is computed on the basis of the weighted-average number of shares of our common stock outstanding during the year.

In accordance with Memorandum and Article dated February 25, 2011, it was stated that a preferred share confers on the holders the right to an equal share in any distribution paid by the Company.

The following table sets forth the computation of basic and diluted net loss per common share:

	For the Years Ended December 31,
	2013	2012	2011

Net loss per ordinary and preferred share	$(261,752)	$(276,350)	$(771,274)

Weighted average outstanding ordinary and preferred shares:	3,685,333	3,755,400	3,408,715

Basic and diluted
Loss per ordinary and preferred shares: - Basic and diluted	$(0.0710)	$(0.0736)	$(0.2262)

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

4.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

k.	Foreign currency translation

(a)	Functional and presentation currency

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

(iii)	All resulting exchange differences are recognised in other comprehensive income.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

4.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

l.	Financial Instruments

(i)	Financial assets

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

Financial liabilities at amortised cost including a are subsequently measured at amortised cost, using the effective interest method. The related interest expense is recognised in profit or loss. Gains or losses are recognised in profit or loss when the liabilities are derecognised as well as through the amortisation process.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

5.	UTILITY AND RENTAL DEPOSITS

Utility and rental deposits of December 31, 2013 and 2012 consist of the following:

	The Group
	2013	2012

Utility and rental deposits	$4,132	$39,107

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of December 31, 2013 and 2012 consist of the following:

The Group
Furniture, fixture
and office equipment

Costs
At January 1, 2013	$17,623
Exchange realignment	513
At December 31, 2013	18,136

Accumulated depreciation and impairment losses
At January 1, 2013	3,128
Charge for the year	3,397
Exchange realignment	140
At December 31, 2013	6,665

Net carrying amount
At December 31, 2013	$11,471

Costs
At January 1, 2012	$5,789
Additions	11,774
Exchange realignment	60
At December 31, 2012	17,623

Accumulated depreciation and impairment losses
At January 1, 2012	137
Charge for the year	2,957
Exchange realignment	34
At December 31, 2012	3,128

Net carrying amount
At December 31, 2012	$14,495

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

7.	PREPAID EXPENSES

Prepaid expenses as of December 31, 2013 and 2012 consist of the following:

	The Group
	2013	2012

Prepaid rental expenses	$1,982	$14,136
Prepaid commercial secretarial fee	2,313	2,247
Prepaid utility expenses	610	-
	$4,905	$16,383

8.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of December 31, 2013 and 2012 consist of the following:

	The Group
	2013	2012

Accrued expenses and other payables	$17,167	$24,676
Amount due to a director	60,651	1,633
Amount due to a shareholder	2,804	-
	$80,622	$26,309

9.	INVESTMENT IN SUBSIDIARIES

	The Company
	2013	2012

Unlisted shares, at cost	$1	$1
Expenses paid by the subsidiary	(23,660)	(10,002)
Loan receivable from Strategy & Communication (Hong Kong) Group Limited	266,895	265,385
Loan receivable from BJ Galaxy Management Consulting Company	200,000	200,000
	443,236	455,384

Loan to Strategy & Communication (Hong Kong) Group Limited and BJ Galaxy Management Consulting Company are non-interest bearing, secured and have no fixed terms of repayment.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

9.	INVESTMENT IN SUBSIDIARIES (Continued)

Percentage
of equity
	Nominal				directly
	value of		Place and	Class of	attributable
	issued	Issue share	date of	shares	to the
Name	capital	to SPE	incorporation	in issue	Company
Subsidiary
Strategy & Communication (Hong Kong) Group Limited	HK$1.00	-	Hong Kong May 6, 2011	Ordinary	100%
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

The Company's entities sustained losses and accordingly no income tax was provided for the year ended December 31, 2013, 2012 and 2011.

As of December 31, 2013, 2012 and 2011, the Company did not have any significant temporary differences and carry forwards that may result in deferred tax. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions or unrecognized tax benefits. The Company classifies interest and/or penalties related to income tax matters in income tax expense. For the year ended December 31, 2013, 2012 and 2011, the Company has not recognized any amount of interest and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

11.	ISSUED CAPITAL

The Company is authorized to issue an unlimited number of shares without par value and such shares shall be ordinary shares and preferred shares with the rights set out in the Amended and Restated Memorandum of Association and Articles of Association. As of December 31, 2013 and 2012, unlimited ordinary shares and preferred shares are authorized with no par value respectively.

On June 29, 2013, The Company cancelled the issued 115,200 ordinary shares to Le Wang Limited and 23,040 ordinary shares held in the name of Galaxy Palace Limited As during 2013, the PRC service market experienced significant slowdown, mainly due to a slower Chinese economy; at the same time, the new government leadership was re-examining the overall policy which would affect the business development, economic reform, and many other sectors including the marketing and communications services.  Many small- to mid-sized service firms, including “Beijing Lianhe”, faced additional uncertainty, some had to take a wait-to-see approach, and some had to re-adjust their development strategy.  After careful examining of the situation, the Company concluded that it was to the benefit of all parties to terminate the July 2011 Agreements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

11.	ISSUED CAPITAL (Continued)

As a result, a total of 3,117,160 ordinary shares are issued and outstanding as of 31 December 2013. A total of 3,255,400 shares are issued and outstanding as of December 31, 2012. 500,000 preferred shares are issued and outstanding as of December 31, 2013 and 2012.

12.	ACCUMULATED LOSSES

	The Group
	2013	2012	2011

Accumulated losses	$(1,305,918)	$(1,044,166)	$(767,816)

Balance brought forward from the beginning of the year	$(1,044,166)	$(767,816)	$3,458
Net loss attributable to members of the Company	(261,752)	(276,350)	(771,274)
Balance carried forward at the end of the year	$(1,305,918)	$(1,044,166)	$(767,816)

13.	TRANSLATION RESERVE

Exchange differences relating to the translation of the results and net assets of the Group's investment from their functional currencies to the Group's presentation currency are recognised in other comprehensive income and accumulated in the translation reserve.

14.	SUMMARY OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES BY CATEGORY

The following table shows the carrying amount of financial assets and liabilities:

	2013	2012

Financial assets
Loan and receivable:
- Utility and rental deposits	$4,132	$39,107

Financial liabilities
Financial liabilities measured at amortised cost:
- Accrued liabilities and other payables	$80,622	$26,309

The directors consider that the carrying amounts of the above financial instruments approximate their fair values on the grounds that either their maturities are short or their effective interest rates approximate to the discount rates as at December 31, 2013 and 2012.

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

	2013		2012
	Increase/ (decrease) in foreign exchange rates %	Effect on loss after tax and accumulate losses	Increase/ (decrease) in foreign exchange rates %	Effect on loss after tax and accumulate losses
The Group

Renminbi	5%	$2,077	5%	$3,333
	(5)%	(2,077)	(5)%	(3,333)

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to each of the Company entities’ exposure to currency risk for non-derivative financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant.

The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the end of the next annual reporting period. In this respect, it is assumed that the pegged rate between the Hong Kong dollars and the United States dollars would be materially unaffected by any changes in movement in value of the Hong Kong dollars against other currencies. Results of the analysis as presented in the above table represent an aggregation of the effects on each of the Company entities loss after tax and equity measured in the respective functional currencies, translated into United States dollars at the exchange rate ruling at the end of the reporting period for presentation purposes. The analysis is performed on the same basis for 2012.

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

The total contractual undiscounted cash flows of the Company’s non-derivative financial liabilities are the same as their carrying amounts as their remaining contractual maturities are within one year as set out as below:

	2013	2012
The Group

Accrued liabilities and other payables	$80,622	$26,309

16.	LIQUIDITY AND CAPITAL MANAGEMENT

Capital comprises of share capital and reserves stated on the statement of financial position. The Company's objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders.

In 2013 and 2012, the Company generated negative operating cash flows. The Company issued capital raise funds during 2011 which, together with operations, provided sufficient cash resources to its business operations.

The Company expects to receive additional funds from interested investors to support its proposed business expansion plans.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

17.	OPERATING LEASE COMMITMENTS

As of December 31, 2013, the total future minimum lease payments under non-cancellable operating leases in respect of premises, which were based on the closing rate as of December 31, 2013, are as follows:

For the year ended
December 31, 2014	$1,982

18.	SEGMENT INFORMATION

During the years ended December 31, 2013, 2012 and 2011, all revenue of the Company represented income from consulting services and therefore no financial information by business segment is presented. Furthermore, as all income is derived from the PRC, no geographical segment is presented.

19.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issued on April 25, 2014.

